ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1 TO
FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

United Community Bancorp
Exact name of registrant as specified in charter

0001514131
Registrant CIK Number

Exhibit 99.1 to Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-172827
SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

_X_ Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrenceburg, State of Indiana on September 7, 2012.

UNITED COMMUNITY BANCORP

By: ______________________________
William F. Ritzmann
President and Chief Executive Officer

US2008 2861787.1

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

United Community Bancorp
Lawrenceburg, Indiana

As Of:
August 10, 2012

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426 (614) 766-1459 FAX

September 6, 2012

Board of Directors
United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

To the Board:

We hereby submit an independent appraisal ("Appraisal") of the pro forma market value of the common stock to be issued by the new United Community Bancorp (the "Corporation") in conjunction with the second stage stock conversion of United Community MHC (the "MHC") from the mutual to the stock form of ownership. The MHC currently owns 59.4 percent of the stock of United Community Bancorp (the "Bancorp"), the mid-tier holding company of United Community Bank (the "Bank"). The remaining 40.6 percent of the Bancorp's common stock is owned by public shareholders. The Corporation will also issue shares of common stock to its current public shareholders pursuant to an exchange ratio that preserves the 40.6 percent aggregate ownership interest of those public shareholders. The exchange ratios established by the Corporation as applied to the value established herein are 0.6375 shares, 0.7500 shares, 0.8625 shares, and 0.9919 shares for each share of the Corporation's common stock at the minimum, midpoint, maximum and maximum, as adjusted, respectively, of the valuation range. This appraisal was prepared and provided to the Corporation in accordance with the appraisal requirements of the Board of Governors of the Federal Reserve System, Washington, D.C.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks. The firm is a full-service consulting organization, as described in more detail in Exhibit A in the Appraisal, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C in the Appraisal.

Our appraisal is based on the assumption that the data provided to us by the Bancorp and the Bank and the material provided by the independent auditors, Clark, Schaefer, Hackett & Co., Cincinnati, Ohio, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of the Bancorp and the Bank, with the law firm of Kilpatrick Townsend & Stockton, LLP, Washington, D.C., the Bank's conversion counsel, and with Sandler O'Neill & Partners, L.P. Further, we viewed the Bank's local economy and primary market area and also reviewed the Bank's most recent Business Plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Bank's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in such appraisal update.

It is our opinion that as of August 10, 2012, the pro forma market value or appraised value of the Corporation was $47,000,000 at the midpoint, with a public offering of $27,922,700 or 3,490,338 shares at $8 per share, representing 59.4 percent of the total valuation. The pro forma valuation range of the Corporation is from a minimum of $39,950,000 to a maximum of $54,050,000, with a maximum, as adjusted, of $62,157,500, representing public offering ranges of $23,734,295 at the minimum to a maximum of $32,111,105, with a maximum, as adjusted, of $36,927,771, representing 2,966,787 shares, 4,013,888 shares and 4,615,971 shares at $8 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of the Corporation as of August 10, 2012, is $47,000,000, at the midpoint with a midpoint public offering of $27,922,700.

Very truly yours,

KELLER & COMPANY, INC.

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

United Community Bancorp

Lawrenceburg, Indiana

As Of:

August 10, 2012

TABLE OF CONTENTS

		PAGE
INTRODUCTION		1
I.	**Description of United Community Bank**	
	General	4
	Performance Overview	9
	Income and Expense	11
	Yields and Costs	15
	Interest Rate Sensitivity	16
	Lending Activities	18
	Nonperforming Assets	23
	Investments	26
	Deposit Activities	27
	Borrowings	28
	Subsidiaries	28
	Office Properties	29
	Management	29
II.	**Description of Primary Market Area**	30
III.	**Comparable Group Selection**	
	Introduction	36
	General Parameters	
	Merger/Acquisition	37
	Mutual Holding Companies	37
	Trading Exchange	38
	IPO Date	39
	Geographic Location	39
	Asset Size	40
	Balance Sheet Parameters	
	Introduction	40
	Cash and Investments to Assets	41
	Mortgage-Backed Securities to Assets	42
	One- to Four-Family Loans to Assets	42
	Total Net Loans to Assets	43
	Total Net Loans and Mortgage-Backed Securities to Assets	43
	Borrowed Funds to Assets	43
	Equity to Assets	44
	Performance Parameters	
	Introduction	45

TABLE OF CONTENTS (cont.)

		PAGE
III.	**Comparable Group Selection (cont.)**	
	Performance Parameters (cont.)	
	Return on Average Assets	45
	Return on Average Equity	46
	Net Interest Margin	46
	Operating Expenses to Assets	47
	Noninterest Income to Assets	47
	Asset Quality Parameters	
	Introduction	47
	Nonperforming Assets to Total Assets	48
	Repossessed Assets to Assets	48
	Loan Loss Reserve to Assets	49
	The Comparable Group	49
IV.	**Analysis of Financial Performance**	50
V.	**Market Value Adjustments**	
	Earnings Performance	53
	Market Area	58
	Financial Condition	59
	Asset, Loan and Deposit Growth	61
	Dividend Payments	63
	Subscription Interest	64
	Liquidity of Stock	65
	Management	66
	Marketing of the Issue	67
VI.	**Valuation Methods**	68
	Price to Book Value Method	69
	Price to Earnings Method	70
	Price to Assets Method	71
	Valuation Conclusion	72

LIST OF EXHIBITS

NUMERICAL EXHIBITS		PAGE
1	Consolidated Balance Sheets - At June 30, 2012	74
2	Consolidated Balance Sheets - At June 30, 2008 through 2011	75
3	Consolidated Statements of Income for the Year Ended June 30, 2012	76
4	Consolidated Statements of Income for the Years Ended June 30, 2008 through 2011	77
5	Selected Financial Information	78
6	Income and Expense Trends	79
7	Normalized Earnings Trend	80
8	Performance Indicators	81
9	Volume/Rate Analysis	82
10	Yield and Cost Trends	83
11	Economic Value of Equity	84
12	Loan Portfolio Composition	85
13	Loan Maturity Schedule	86
14	Loan Originations and Purchases	87
15	Delinquent Loans	88
16	Nonperforming Assets	89
17	Classified Assets	90
18	Allowance for Loan Losses	91
19	Investment Portfolio Composition	92
20	Mix of Deposits	93
21	Certificates of Deposit by Rate and Maturity	94
22	Deposit Activity	95
23	Borrowed Funds Activity	96
24	Offices of United Community Bank	97
25	Management of the Bank	98
26	Key Demographic Data and Trends	99
27	Key Housing Data	100
28	Major Sources of Employment	101
29	Unemployment Rates	102
30	Market Share of Deposits	103
31	National Interest Rates by Quarter	104
32	Thrift Stock Prices and Pricing Ratios	105
33	Key Financial Data and Ratios	113
34	Recently Converted Thrift Institutions	120
35	Acquisitions and Pending Acquisitions	121

LIST OF EXHIBITS (cont.)

NUMERICAL EXHIBITS		PAGE
36	Stock Prices and Pricing Ratios - Mutual Holding Companies	122
37	Key Financial Data and Ratios - Mutual Holding Companies	125
38	Balance Sheets Parameters - Comparable Group Selection	127
39	Operating Performance and Asset Quality Parameters - Comparable Group Selection	131
40	Balance Sheet Ratios Final Comparable Group	135
41	Operating Performance and Asset Quality Ratios Final Comparable Group	136
42	Balance Sheet Totals - Final Comparable Group	137
43	Balance Sheet - Asset Composition Most Recent Quarter	138
44	Balance Sheet - Liability and Equity Most Recent Quarter	139
45	Income and Expense Comparison Trailing Four Quarters	140
46	Income and Expense Comparison as a Percent of Average Assets - Trailing Four Quarters	141
47	Yields, Costs and Earnings Ratios Trailing Four Quarters	142
48	Reserves and Supplemental Data	143
49	Comparable Group Market, Pricings and Financial Ratios - Stock Prices as of August 10, 2012	144
50	Valuation Analysis and Conclusions	145
51	Pro Forma Effects of Conversion Proceeds - Minimum	146
52	Pro Forma Effects of Conversion Proceeds - Midpoint	147
53	Pro Forma Effects of Conversion Proceeds - Maximum	148
54	Pro Forma Effects of Conversion Proceeds - Maximum, As Adjusted	149
55	Summary of Valuation Premium or Discount	150

ALPHABETICAL EXHIBITS **PAGE**

A	Background and Qualifications	151
B	RB 20 Certification	155
C	Affidavit of Independence	156

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of United Community Bancorp (the "Corporation"), a Delaware corporation, in connection with the conversion of United Community MHC from the mutual to the stock form of organization. The shares of common stock to be issued represent the majority interest in United Community Bancorp, which was formed on March 20, 2006, as a mid-tier holding company, owned by United Community MHC. United Community Bank ("United Community" or the "Bank") is a subsidiary of United Community Bancorp Under the Plan of Conversion, United Community MHC will cease to exist, with United Community Bank becoming a wholly owned subsidiary of the Corporation. The existing shares of stock in United Community Bancorp will be exchanged for new shares of stock in the Corporation based on their current appraised value as determined in this Report.

The Application is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). In accordance with the conversion, there will be an issuance of 59.4 percent of the Corporation's stock, representing the ownership of United Community MHC, in the Corporation. Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Bank's management and the Bank's conversion counsel, Kilpatrick Townsend & Stockton, LLP, Washington, D.C.

This conversion appraisal was prepared based on the key guidelines for appraisal reports for the valuation of savings institutions converting from the mutual to stock form of organization in accordance with the application requirements and the guidelines for appraisal reports, and represents a full appraisal report, even though the Report is an update to the original Report dated February 18, 2011. The compete Report is being filed due to the longer than normal time period since the original Valuation. The Report provides detailed exhibits based on the revised guidelines and a discussion on each of the fourteen factors that need to be considered. Our

Introduction (cont.)

valuation will be updated in accordance with the guidelines and will consider any changes in market conditions for thrift institutions.

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm's-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the five fiscal years ended June 30, 2008 through 2012, and discussed them with United Community's management and with United Community's independent auditors, Clark, Schaefer, Hackett & Co., Cincinnati, Ohio. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form SB-2 and the Bank's preliminary Form AC and discussed them with management and with the Bank's conversion counsel.

To gain insight into the Bank's local market condition, we have visited United Community's main office and eight branches and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank's primary market area relative to Indiana and the United States. We have also examined the competitive market within which United Community operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly traded thrift stocks in particular. We have examined the performance of selected

Introduction (cont.)

publicly traded thrift institutions and compared the performance of United Community to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the second stage stock offering will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF UNITED COMMUNITY

GENERAL

United Community was organized in 1914 as a state-chartered mutual savings and loan association with the name Progressive Building and Loan Association The Bank converted to a federal savings bank in 1988 after operating for over seventy-four years as a state chartered savings and loan association and changed its name to Progressive Federal Savings Bank. Then in 1999, Progressive Federal merged with Perpetual Federal Savings and Loan Association, Lawrenceburg, Indiana, and changed the name of the resulting institution to United Community Bank. In December 2005, the Bank formed its mutual holding company, United Community MHC, and its mid-tier holding company, United Community Bancorp, becoming the subsidiary of the Corporation and completing a minority stock offering. The Bancorp plans to complete a stock offering equal to all the shares owned by United Community MHC and resulting in its elimination.

United Community conducts its business from its main office and eight branches, with four offices located in Lawrenceburg, one office in Aurora, one office in St. Leon, one office in Milan, one office in Osgood and one office in Versailles. The offices in Milan, Osgood and Versailles, all in Ripley County, were acquired on June 4, 2010, from Integra Bank. The multiple-branch acquisition added $53.3 million in deposits and $45.9 million in loans. The Bank's primary retail market area is focused on Dearborn and Ripley Counties, with Lawrenceburg representing the county seat of Dearborn County and Versailles, the county seat of Ripley County, while the Bank's lending market extends into the surrounding counties in Indiana and Northern Kentucky and the greater Cincinnati area.

United Community's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Bank Insurance Fund ("BIF"). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). United Community is a member of the Federal Home Loan Bank (the "FHLB") of

General (cont.)

Cincinnati and is regulated by the Office of the Comptroller of the Currency ("OCC") and by the FDIC. As of June 30, 2012, United Community had assets of $495,903,000, deposits of $426,967,000 and equity of $54,989,000.

United Community has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. United Community has been involved in the origination of real estate mortgage loans, including land loans, which represented 83.4 percent of its loan originations during the fiscal year ended June 30, 2012. Real estate mortgage loan originations, including land loans also represented a strong 79.8 percent of loan originations during the year ended June 30, 2010. At June 30, 2012, 48.4 percent of the Bank's gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding construction and home equity loans, compared to a smaller 46.5 percent at June 30, 2008, with the primary sources of funds being retail deposits from residents in its local communities and from municipal deposits. The Bank is also an originator of multi-family and commercial real estate loans, construction loans, commercial business loans, consumer loans, and home equity loans. Consumer loans include automobile loans, loans on deposit accounts and other secured and unsecured personal loans.

The Bank had cash and investments of $146.4 million, or 29.5 percent of its assets, excluding FHLB stock which totaled $6.6 million or 1.3 percent of assets at June 30, 2012. The Bank had $124.6 million of its investments in mortgage-backed and related securities representing 25.1 percent of assets. Deposits, principal payments, loan sales and equity have been the primary sources of funds for the Bank's lending and investment activities.

The total amount of stock to be sold in the second stage stock offering will be $27.9 million or 3,490,338 shares at $8 per share based on the midpoint of the appraised value of $47.0 million, representing 59.3 percent of the total value. The net conversion proceeds will be $24.8

General (cont.)

million, reflecting conversion expenses of approximately $3,108,000. The actual cash proceeds to the Bank of $14.9 million will represent 60 percent of the net conversion proceeds. The ESOP will represent 6.36 percent of the gross shares issued or 221,986 shares at $8 per share, representing $1,769,264. The Bank's net proceeds will be used to fund new loans to invest in securities following their initial deployment to short term investments and to possibly open additional offices. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP to purchase short-and intermediate-term government or federal agency securities or to invest in short-term deposits and to pay dividends and possibly buy back shares of common stock in the future.

The Bank has experienced a strong deposit increase over the past three fiscal years with deposits increasing 28.8 percent from June 30, 2008 to June 30, 2011, or an average of 9.6 percent per year, impacted by deposits from local municipalities and from branch acquisitions in 2010. From June 30, 2011, to June 30, 2012, deposits then decreased by $13.9 million or 3.4 percent, compared to an increase of 26.7 percent in fiscal 2010, when the Bank acquired $53.3 million in deposits as part of a multiple branch office acquisition and decreased 4.0 percent in 2011.

The Bank has focused on increasing its loan activity during the past four years, on monitoring its net interest margin and earnings and on maintaining an above average equity to assets ratio. Equity to assets decreased from 14.24 percent of assets at June 30, 2008, to 11.43 percent at June 30, 2011, due to the Bank's stronger growth and higher provision for loan losses and then decreased modestly to 11.09 percent at June 30, 2012, due to a rise in assets.

The primary lending strategy of United Community has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family mortgage loans, the origination of land loans and commercial real estate loans, the origination of multi-family loans, the origination of commercial business loans, the origination of construction loans, and the origination of consumer loans and home equity loans.

The Bank's share of one- to four-family mortgage loans has increased slightly, from 46.5 percent of gross loans at June 30, 2008, to 48.4 percent as of June 30, 2012. Multi-family loans decreased from 15.1 percent of loans to 14.7 percent from June 30, 2008, to June 30, 2012, while construction loans decreased from 0.9 percent to 0.4 percent during the same time period. Nonresidential real estate loans decreased from 23.1 percent to 20.5 percent from June 30, 2008, to June 30, 2012. All types of real estate loans as a group decreased from 87.7 percent of gross loans at June 30, 2008, to 86.1 percent at June 30, 2012. The decrease in real estate loans was offset by the Bank's increase in consumer loans. The Bank's share of commercial loans witnessed a decrease in their share of loans from 2.1 percent at June 30, 2008, to 1.3 percent at June 30, 2012, and the Bank's share of consumer loans increased from 10.2 percent to 12.4 percent, during the same time period, with home equity loans increasing from 6.7 percent of loans to 10.9 percent of loans from June 30, 2008, to June 30, 2012, and being the source of consumer loan growth.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate level of allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances and also in recognition of the Bank's rising level of nonperforming assets. At June 30, 2008, United Community had $4,619,000 in its loan loss allowance or 1.59 percent of gross loans, and 62.0 percent of nonperforming loans with the loan loss allowance increasing to $5,614,000 and representing a higher 1.95 percent of gross loans but a lower 34.8 percent of nonperforming loans at June 30, 2012.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with a rising emphasis on noninterest income. With a primary dependence on net interest margin for earnings, current

General (cont.)

management will focus on striving to strengthen the Bank's net interest margin without undertaking excessive credit risk combined with controlling the Bank's interest risk position and continue to increase noninterest income.

PERFORMANCE OVERVIEW

The financial position of United Community at fiscal year end June 30, 2008 through June 30, 2012, is shown in Exhibits 1 and 2, and the earnings performance of United Community for the fiscal years 2008 through 2012 is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data at June 30, 2008 through 2012. United Community has focused on growing its asset base, increasing its investment and mortgage-backed securities, maintaining its loan level, and growing retail deposits from 2008 through 2011. The most recent trend for the Bank from June 30, 2011, through June 30, 2012, was an increase in assets, a decrease in investments, an increase in mortgage-backed securities, a slight decrease in loans and an increase in deposits.

With regard to the Bank's recent financial condition, United Community experienced a strong increase in assets from June 30, 2008, through June 30, 2012, with a similar increase in deposits and a slight increase in the dollar level of equity over the past five years.

The Bank witnessed an increase in assets of $89.8 million or 23.5 percent for the period of June 30, 2008, to June 30, 2011, representing an average annual increase of 7.8 percent. For the year ended June 30, 2012, assets increased $23.4 million or 4.9 percent. Over the past five fiscal periods, the Bank experienced its largest dollar rise in assets of $90.5 million in fiscal year 2010, due partially to a $45.9 million purchase of loans, representing a strong 22.5 percent increase in assets funded by a rise in deposits of $90.6 million, and due partially to a $53.3 million purchase of deposits. This increase in assets was preceded by an $18.9 million or 4.9 percent increase in assets in fiscal year 2009 and succeeded by a $19.5 million decrease or 4.0 percent decrease in assets in 2011.

United Community's loan portfolio, which includes mortgage loans and non-mortgage loans, decreased from $284.4 million at June 30, 2008, to $283.2 million at June 30, 2012, and represented a total decrease of $1.2 million, or 0.4 percent. The average annual decrease during that period was 0.1 percent. For the year ended June 30, 2012, loans decreased $2.7 million or 1.0 percent to $283.2 million, due primarily to loan sales.

Performance Overview (cont.)

United Community has obtained funds primarily through deposits with only modest use of FHLB advances. The Bank's competitive rates for deposits in its local market in conjunction with its focus on service and expansion into new markets through branching have been the sources for attracting retail deposits. Deposits increased $106.2 million or 33.1 percent from 2008 to 2012, with an average annual rate of increase of 8.3 percent, strengthened by the Bank's branch acquisitions in 2010 with $53.3 million in deposits acquired. For the year ended June 30, 2012, deposits increased by $13.9 million or 3.4 percent. The Bank's largest fiscal year deposit growth was in 2010, when deposits increased $90.6 million or a relatively strong 26.7 percent, due to the Bank's multi-office branch acquisition.

The Bank witnessed a decrease in its dollar equity level in 2010 with increases in 2011 and 2012. At June 30, 2008, the Bank had equity of $54.5 million, representing a 14.24 percent equity to assets ratio and increased to $55.0 million at June 30, 2012, representing a lower 11.09 percent equity to assets ratio due to the Bank's minimal increase in equity and moderate growth in assets.

The overall decrease in the equity to assets ratio from June 2008 to 2012 was the result of the Bank's modest earnings combined with the Bank's moderate growth in assets and steady payment of dividends. The dollar level of equity increased 0.9 percent from June 30, 2008, to June 30, 2012, representing an average annual increase of 0.2 percent, and increased 1.6 percent from June 30, 2011, to June 30, 2012.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for United Community. This table provides key income and expense figures in dollars for the fiscal years of 2008 through 2012.

United Community witnessed a modest decrease in its dollar level of interest income from fiscal 2008 to fiscal 2012. Interest income was $21.6 million in 2008 and a lesser $18.2 million in 2012. Interest income decreased modestly in 2012 from $19.8 million to $18.2 million.

The Bank's interest expense also experienced a decrease from fiscal year 2008 to 2012. Interest expense decreased from $11.4 million in 2008 to $4.3 million in 2012, representing a decrease of $7.1 million or 62.2 percent. Interest income decreased a lesser $3.4 million. Such decrease in interest income from 2008 through 2012, notwithstanding the larger decrease in interest expense, resulted in a dollar increase in annual net interest income and a modest increase in net interest margin. In fiscal 2012, interest expense decreased by $1,299,000, compared to a $1,660,000 decrease in interest income, resulting in a $361,000 decrease in net interest income.

The Bank has made provisions for loan losses in each of the past five fiscal years of 2008 through 2012. The amounts of those provisions were determined in recognition of the Bank's levels of loan growth, nonperforming assets, charge-offs and repossessed assets. The loan loss provisions were $4,718,000 in 2008, $2,447,000 in 2009, $4,847,000 in 2010, $4,140,000 in 2011 and $3,662,000 in 2012. The impact of these loan loss provisions has been to provide United Community with a general valuation allowance of $5,614,000 at June 30, 2012, or 1.95 percent of gross loans and 34.8 percent of nonperforming loans.

Total other income or noninterest income indicated an increase from 2008 to 2012. Noninterest income was $2,197,000 or 0.57 percent of assets in 2008 and a higher $4,977,000 in fiscal year 2012 or 1.00 percent of assets. Noninterest income consists primarily of service charges and loan fees, income from Bank Owned Life Insurance, gains on the sale of loans and investments and other income.

Income and Expense (cont.)

The Bank's general and administrative expenses or noninterest expenses increased from $9,850,000 for the fiscal year of 2008 to $12,436,000 for the fiscal year ended June 30, 2012, representing an average annual increase of 6.6 percent. On a percent of average assets basis, operating expenses decreased from 2.58 percent of average assets for the fiscal year ended June 30, 2008, to 2.57 percent for the fiscal year ended June 30, 2012.

The net earnings position of United Community has indicated noticeable volatility from 2008 through 2012. The annual net income figures for the fiscal years of 2008, 2009, 2010, 2011 and 2012 were $(1,456,000), $719,000, $(412,000), $1,170,000 and $1,989,000, respectively, representing returns on average assets of (0.38) percent, 0.18 percent, (0.10) percent, 0.24 percent and 0.41 percent for fiscal years 2008, 2009, 2010, 2011 and 2012, respectively.

Exhibit 7 provides the Bank's normalized earnings or core earnings for the year ended June 30, 2012. The Bank's normalized earnings eliminate any nonrecurring income and expense items. There were three adjustments, including a reduction in provision for loan losses of $377,000, a reduction in gains on the sale of investments of $168,000 and a reduction in gains on sale of loans of $1,295,000, resulting in normalized earnings equal to $1,211,000 for the year ended June 30, 2012.

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Bank's return on assets increased from (0.38) percent in 2008, to 0.18 percent in 2009, and then decreased to (0.10) percent in fiscal year 2010, then increased to 0.24 percent in 2011, and then increased to 0.41 percent in 2012, with the overall increase from 2008 to 2012 due primarily to the Bank's decrease in provision for loan losses.

The Bank's net interest rate spread increased from 2.43 percent in 2008 to 3.04 percent in 2009, then decreased to 2.97 percent in 2010 and then increased to 3.05 percent in 2012. The

Income and Expense (cont.)

Bank's net interest margin indicated a similar trend, increasing from 2.85 percent in 2008 to 3.25 percent in 2009, then decreased to 3.12 percent in 2010 and then decreased to 3.10 percent in 2012. United Community's net interest rate spread increased 61 basis points from 2008 to 2009, then remained flat from 2009 to 2011, and then increased 1 basis point in 2012. The Bank's net interest margin followed a similar trend, increasing 40 basis points from 2008 to 2009, then decreasing 14 basis points from 2009 to 2011 and then decreasing 1 basis point in 2012.

The Bank's return on average equity increased from 2008 to 2012. The return on average equity increased from (2.48) percent in 2008, to 1.31 percent in 2009 and then increased to 2.17 percent in fiscal year 2011, and then increased to 3.62 percent in 2012.

United Community's ratio of interest-earning assets to interest-bearing liabilities decreased modestly from 112.97 percent at June 30, 2008, to 110.34 percent at June 30, 2009,and then decreased to 106.31 percent in 2011 and then decreased to 105.27 percent at June 30, 2012. The Bank's decrease in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Bank's decrease in its interest-earning assets.

The Bank's ratio of noninterest expenses to average assets decreased from 2.58 percent in fiscal year 2008 to 2.56 percent in fiscal year 2011 and then increased to 2.57 percent in 2012. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 58.5 percent for all thrifts and 73.4 percent for thrifts with assets of $100.0 million to $1.0 billion, with the lower the ratio indicating higher efficiency. The Bank has been characterized with a moderately lower level of efficiency historically reflected in its higher efficiency ratio, which decreased from 79.06 percent in 2008 to 68.24 percent in 2011, then decreased to 65.89 percent in 2012, due to a smaller rise in noninterest expenses.

Income and Expense (cont.)

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming loans to total assets is a key indicator of asset quality. United Community witnessed an increase in its nonperforming loans ratio from 2008 to 2012, and the ratio is currently higher than the industry norm. Nonperforming loans consist of loans delinquent 90 days or more, troubled debt restructurings that have not been performing for at least six months, and nonaccruing loans. United Community's nonperforming loans consisted of nonaccrual loans with no loans 90 days or more past due. The ratio of nonperforming loans to total loans was 5.60 percent at June 30, 2012, decreasing from 7.08 percent at June 30, 2011, but increasing from 2.57 percent at June 30, 2008.

Two other indicators of asset quality are the Bank's ratios of allowance for loan losses to total loans and ratio of allowance for loan losses to nonperforming assets. The Bank's allowance for loan losses was 1.59 percent of loans at June 30, 2008, and increased to 1.83 percent at June 30, 2011, then increased to 1.95 percent of loans at June 30, 2012. As a percentage of nonperforming loans, United Community's allowance for loan losses to nonperforming loans was 61.98 percent at June 30, 2008, and a lower 25.90 percent at June 30, 2011, and increased to 34.79 percent at June 30, 2012.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal years of 2011 and 2012. For the year ended June 30, 2011, net interest income increased $1,752,000, due to a decrease in interest expense of $842,000, accented by a $910,000 increase in interest income. The increase in interest income was due to an increase due to volume of $2,434,000, reduced by a decrease due to rate of $1,524,000. The decrease in interest expense was due to a $1,952,000 decrease due to rate, reduced by a $1,110,000 increase, due to volume.

For the year ended June 30, 2012, net interest income decreased $361,000, due to a decrease in interest income of $1,660,000, reduced by a $1,299,000 decrease in interest expense. The decrease in interest income was due to a decrease due to volume of $488,000, accented by

Income and Expense (cont.)

a decrease due to rate of $1,172,000. The decrease in interest expense was due to a $484,000 decrease due to volume, reduced by a $123,000 increase due to rate.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended June 30, 2010, 2011 and 2012, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

United Community's weighted average yield on its loan portfolio decreased 23 basis points from fiscal year 2010 to 2011, from 5.95 percent to 5.72 percent and then decreased 39 basis points to 5.33 percent for the year ended June 30, 2012. The yield on investment securities decreased 59 basis points from 2.84 percent in 2010 to 2.25 percent in fiscal year 2011, and then decreased 4 basis points to 2.21 percent for the year ended June 30, 2012. The yield on other interest-earning assets increased 2 basis points from fiscal year 2010 to 2011, from 0.04 percent to 0.06 percent, and then decreased 1 basis point to 0.05 percent for the year ended June 30, 2012. The combined weighted average yield on all interest-earning assets decreased 38 basis points to 4.34 percent from fiscal year 2010 to 2011 and then decreased 28 basis points to 4.06 percent for the year ended June 30, 2012.

United Community's weighted average cost of interest-bearing liabilities decreased 46 basis points to 1.30 percent from fiscal year 2010 to 2011, which was greater than the Bank's 38 basis point decrease in yield, resulting in an increase in the Bank's net interest rate spread of 7 basis points from 2.97 percent to 3.04 percent from 2010 to 2011. Then the Bank's interest rate spread increased 1 basis point to 3.05 percent for the year ended June 30, 2012. The Bank's net interest margin decreased from 3.12 percent in fiscal year 2010 to 3.11 percent in fiscal year 2011, representing a decrease of 1 basis point, and then decreased to 3.10 percent for the year ended June 30, 2012.

Yields and Costs (cont.)

The Bank's ratio of interest-earning assets to interest-bearing liabilities decreased from 109.51 percent for the year ended June 30, 2010, to 105.27 percent for the year ended June 30, 2012.

INTEREST RATE SENSITIVITY

United Community has monitored its interest rate sensitivity position and focused on maintaining a minimal level of interest rate risk exposure by maintaining a higher share of adjustable-rate residential mortgage loans, short term construction loans and adjustable-rate home equity loans, commercial real estate and multi family loans to offset its modest share of fixed-rate residential mortgage loans. United Community recognizes the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and economic value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in economic value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. United Community has responded to the interest rate sensitivity issue by increasing its share of adjustable-rate loans and selling a portion of its new fixed-rate one- to four-family mortgage loans.

The Bank measures its interest rate risk through the use of its economic value of equity ("EVE") of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The EVE for the Bank is calculated on a quarterly basis, showing the Bank's EVE to asset ratio, the dollar change in EVE, and the change in the EVE ratio for the Bank under rising and falling interest rates. Such changes in EVE ratio under changing rates are reflective of the Bank's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Exhibit 11 provides the Bank's EVE levels and ratios as of June 30, 2012, based on the changes in the Bank's EVE levels under rising and declining interest rates. The focus on this exposure table is a 200 basis point change in interest rates either up or down.

The Bank's change in its EVE level at June 30, 2012, based on a rise in interest rates of 100 basis points was a 7.6 percent decrease, representing a dollar decrease in equity value of $4,660,000. In contrast, based on a decline in interest rates of 100 basis points, the Bank's EVE level was estimated to increase 6.4 percent or $3,887,000 at June 30, 2012. The Bank's exposure increases to a 20.5 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $12,534,000. The Bank's exposure, based on a 200 basis point decrease in interest rates, is a decrease of 4.6 percent or $2,800,000.

The Bank's EVE ratio based on a 200 basis point rise in interest rates is 10.18 percent and indicates a 109 basis point decrease from its 12.08 percent based on no change in interest rates.

The Bank is aware of its minimal interest rate risk exposure under rapidly rising rates and falling rates. Due to United Community's recognition of the need to control its interest rates exposure, the Bank has been a more active originator of adjustable-rate residential mortgage and home equity loans and adjustable-rate commercial real estate loans and plans to continue this

Interest Rate Sensitivity (cont.)

lending strategy but with continued activity in fixed-rate residential mortgage loans with a focus on selling a portion of these loans. The Bank will also continue to focus on maintaining its stronger EVE ratio, recognizing the planned second stage stock offering will strengthen the Bank's EVE ratio, based on any change in interest rates.

LENDING ACTIVITIES

United Community has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate loans, including land loans, construction loans, home equity loans, multi-family loans, commercial loans and consumer loans. Exhibit 12 provides a summary of United Community's loan portfolio, by loan type, at June 30, 2008 through 2012.

The primary loan type for United Community has been residential loans secured by one- to four-family dwellings, representing a moderate 48.4 percent of the Bank's gross loans as of June 30, 2012. This share of loans has seen a minimal increase from 46.5 percent at June 30, 2008. The second largest real estate loan type as of June 30, 2012, was commercial real estate loans, which comprised a relatively strong 20.5 percent of gross loans compared to 23.1 percent as of June 30, 2008. The third key real estate loan type was multi-family loans, which represented 14.7 percent of gross loans as of June 30, 2012, compared to a larger 15.1 percent at June 30, 2008. The fourth key real estate loan type was land loans, which represented 1.2 percent of gross loans as of June 30, 2012, compared to a larger 2.1 percent at June 30, 2008. These four real estate loan categories represented a strong 84.8 percent of gross loans at June 30, 2012, compared to a similar 86.8 percent of gross loans at June 30, 2008.

Commercial business loans represent a smaller size loan category for United Community. Commercial business loans totaled $3.9 million and represented 1.3 percent of gross loans at June 30, 2012, compared to a larger $6.1 million or 2.1 percent of gross loans at June 30, 2008.

Lending Activities (cont.)

The Bank also had $3.2 million in agricultural loans at June 30, 2012, representing a minimal 1.1 percent of loans compared to zero at June 30, 2008.

The consumer loan category was the other loan category at June 30, 2012, and represented a moderate 12.4 percent of gross loans compared to 10.2 percent at June 30, 2008. Consumer loans were the fourth largest overall loan type at June 30, 2012, and were also the fourth largest loan category at June 30, 2008. The Bank's consumer loans include automobile loans, savings account loans, home equity loans and secured and unsecured personal loans with home equity loans representing 87.8 percent of consumer loans at June 30, 2012. The overall mix of loans has witnessed modest changes from June 30, 2008, to June 30, 2012, with the Bank having increased its shares of one- to four-family loans, consumer loans and home equity loans to offset its decreases in multi-family loans, commercial real estate loans and commercial business loans.

The emphasis of United Community's lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located primarily in Dearborn and Ripley Counties. At June 30, 2012, 59.7 percent of United Community's gross loans consisted of loans secured by one- to four-family residential properties, including construction loans and home equity loans.

The Bank offers several types of adjustable-rate mortgage loans, ("ARMs") with adjustment periods of one year, three years, five years and seven years. The interest rates on ARMs are generally indexed to the monthly average yield on the U.S. Treasury constant maturities index. ARMs have a maximum rate adjustment of normally 2.0 percent at each adjustment period but dependent on the loan type, and 5.0 percent to 6.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index, the U.S. Treasury constant maturities index. The Bank retains all ARMs which it originates. The majority of ARMs have terms of 30 years, the maximum term offered, with some having terms of 15 and 20 years.

Lending Activities (cont.)

The Bank's one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain "due on sale" clauses which permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

The Bank's other key mortgage loan product is a fixed-rate mortgage loan with United Community's policy to sell new residential fixed-rate mortgage loans with terms of 15 years, 20 years and 30 years in the secondary market and to retain fixed-rate residential mortgage loans with terms of 10 years or less. Fixed-rate mortgage loans have a maximum term of 30 years. The Bank's fixed-rate mortgage loans conform to FHLMC underwriting standards.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at United Community, even though the Bank is permitted to make loans up to a 95.0 percent loan-to-value ratio. While the Bank does make loans up to 95.0 percent of loan-to-value, the Bank requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio for fixed-rate residential mortgage loans and for the amount in excess of the 85.0 percent loan-to-value ratio for adjustable-rate residential mortgage loans. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 80.0 percent.

United Community has also been an originator of adjustable-rate and fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. The Bank had a total of $101.4 million in commercial real estate and multi-family loans combined at June 30, 2012, or 35.2 percent of gross loans, compared to a lesser $110.6 million or 38.2 percent of gross loans at June 30, 2008.

Lending Activities (cont.)

The major portion of commercial real estate and multi-family loans are secured by apartment buildings, churches, farm land, small retail establishments and office buildings and other owner-occupied properties used for business. Most of the multi-family and commercial real estate loans are fully amortizing with a term of up to 30 years for adjustable-rate loans with one-year, three-year, five-year and seven-year adjustment periods. These loans have a maximum rate adjustment of 2.0 percent per adjustment period and 6.0 percent for the life of the loan. The maximum loan-to-value ratio is normally 80.0 percent for these loans with improved land loans at a maximum loan-to-value ratio of 75.0 percent and unimproved land loans at a lesser 65.0 percent loan-to-value ratio.

The Bank also originates construction loans to individuals and to a lesser extent to builders for the construction of residential projects. The Bank had $1.2 million or 0.4 percent of gross loans in construction loans at June 30, 2012. Construction loans normally have a term of nine months for the construction period with an adjustable interest rate for the term of the loan and a loan-to-value ratio of no more than 95.0 percent for single-family construction loans, 80.0 percent for two-family construction loans and all other construction loans. The construction loan is written to convert to a permanent loan at the end of the construction period. The Bank will originate commercial construction loans for a loan-to-value ratio of up to 80.0 percent.

United Community is an originator of consumer loans, including home equity loans, with these loans totaling $35.6 million at June 30, 2012, and representing 12.4 percent of gross loans. Home equity lines of credit have adjustable rates tied to the prime rate as published in the *Wall Street Journal*. These loans have a maximum loan-to-value ratio of 90.0 percent of the real estate property and have terms of up to 15 years. Consumer loans also include automobile and recreational vehicle loans, share loans, and secured and unsecured personal loans.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of United Community's fixed- and adjustable-rate loans, indicating a majority of adjustable-rate loans. At June 30, 2012, 75.6 percent of the Bank's loans due after June 30, 2012, were adjustable-rate and

Lending Activities (cont.)

24.4 percent were fixed-rate. At June 30, 2012, the Bank had a strong 49.6 percent of its loans due on or before June 30, 2013, or in one year or less, with 37.3 percent due by June 30, 2017, or in one to five years.

As indicated in Exhibit 14, United Community experienced a moderate increase in its total loan originations from fiscal year 2010 to 2012. Total loan originations in fiscal year 2010 were $62.2 million compared to a larger $71.4 million in fiscal year 2012, reflective of a higher level of one- to four-family loans originated, rising from $39.1 million to $51.5 million. The increase in one- to four family loan originations increasing from 2010 to 2012 of $12.4 million represented 134.8 percent of the $9.2 million aggregate increase in total loan originations from 2010 to 2012, with consumer loan originations increasing $5.5 million. Land loan originations decreased $3.7 million from 2010 to 2012, and multi-family loan originations decreased $5.2 million.

In the year ended June 30, 2012, total loan originations were $70.4 million, indicating an increase of $4.4 million from the $66.0 million in loan originations in the year ended June 30, 2011. One- to four-family loan originations indicated an increase in originations of $16.5 million, while consumer loans increased $7.5 million.

Overall, loan originations and purchases fell short of principal payments, loans sales, loan repayments and other deductions in 2011 and 2012 and then exceeded reductions in 2010. In fiscal 2010, loan originations and purchases exceeded reductions by $38.0 million in 2010, due to $43.9 million in loan purchases, and then fell short of reductions by $24.4 million in 2011, impacted by $19.5 million in loan sales. In fiscal 2012, loan originations and purchases fell short of reductions by $2.6 million, impacted by $15.4 million in loan sales.

NONPERFORMING ASSETS

United Community understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with rapid increases in their levels of nonperforming assets over the past few years and have been forced to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. United Community has been faced with a higher level of nonperforming assets in 2012, which increased from 2008 to 2011 and then decreased from June 30, 2011, to June 30, 2012.

Exhibit 15 provides a summary of United Community's delinquent loans at June 30, 2010, 2011 and 2012, indicating an overall decrease in delinquent loans from June 30, 2010, to June 30, 2012. The Bank had $494,000 in loans delinquent 60 to 89 days at June 30, 2012. Loans delinquent 30 to 59 days totaled $1,826,000 at June 30, 2012. These two categories represent 0.80 percent of gross loans, with most of them in one- to four-family real estate loans. At June 30, 2010, delinquent loans of 60 to 89 days totaled $4,450,000 or 1.41 percent of gross loans and loans delinquent 30 to 59 days totaled $2,459,000 or 0.78 percent of gross loans for a combined total of $6,909,000 and a combined share of 2.19 percent of gross loans, compared to a lower $2,320,000 and a lower 0.80 percent of gross loans at June 30, 2012.

It is normal procedure for United Community's board to review loans delinquent 90 days or more on a monthly basis, to assess their collectibility and possibly commence foreclosure proceedings. When a loan is delinquent 15 days, the Bank sends a late charge notice to the borrower, accompanied by a phone call, and after 30 days delinquency, a second notice is sent.

Nonperforming Assets (cont.)

The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends an additional notice 45 days of delinquency. When the loan becomes delinquent at least 90 days, the Bank will send a letter to the borrower declaring acceleration of payment and providing the borrower 30 days to make arrangement for payments. Under certain circumstances, the Bank may arrange for an alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceedings is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower's ability and willingness to cooperate in curing the delinquency. The Bank generally initiates foreclosure when a loan has been delinquent 120 days and no workout agreement has been reached.

Exhibit 16 provides a summary of United Community's nonperforming assets at June 30, 2008 through 2012. Nonperforming assets include loans 90 days or more past due, nonaccruing loans, troubled debt restructurings that have not performed and repossessed assets. The Bank carried higher levels of nonperforming assets at June 30, 2010, June 30, 2011, and at June 30, 2012. United Community's level of nonperforming assets was $10,347,000 at June 30, 2008, and a higher $16,336,000 at June 30, 2012, which represented 2.70 percent of assets in 2008 and 3.30 percent in 2012. The Bank's nonperforming assets included $7,452,000 in nonaccrual loans, no loans 90 days or more past due or nonaccrual restructured loans and $2,895,000 in real estate owned for a total of $10,347,000 in 2008, compared to $197,000 in real estate owned, no loans 90 days or more past due, $6,300,000 in nonaccrual loans and $9,839,000 in nonaccrual restructured loans at June 30, 2012, for a total of $16,336,000. The Bank had accruing restructured loans of $13.2 million at June 30, 2012, and none at June 30, 2008.

United Community levels of nonperforming assets were lower than its levels of classified assets. The Bank's level of classified assets, excluding special mention assets, was 5.52 percent of assets at June 30, 2011, and 6.25 percent at June 30, 2012 (reference Exhibit 17). The Bank's classified assets consisted of $30,998,000 in substandard assets, no assets classified as doubtful, and no assets classified as loss at June 30, 2012. The Bank had no assets classified as loss at

Nonperforming Assets (cont.)

June 30, 2011 and 2012 and no assets classified as doubtful at June 30, 2011 and 2012, with the balances of $28,455,000 and $30,998,000 classified as substandard, respectively.

Exhibit 18 shows United Community's allowance for loan losses at June 30, 2008 through 2012, indicating the activity and the resultant balances. United Community has witnessed a moderate increase in its balance of allowance for loan losses from $4,619,000 at June 30, 2008, to $5,614,000 at June 30, 2012, in response to its increase in loans and rise in nonperforming loans. The Bank had provisions for loan losses of $4,718,000 in 2008, $2,447,000 in 2009, $4,847,000 in 2010, $4,140,000 in 2011 and $3,662,000 in 2012.

The Bank had total charge-offs of $2,783,000 in 2008, $2,871,000 in 2009, $1,087,000 in 2010, $6,873,000 in 2011 and $3,899,000 in 2012, with total recoveries of $13,000 in 2008, $18,000 in 2009, $46,000 in 2010, $49,000 in 2011 and $516,000 in 2012. The Bank's ratio of allowance for loan losses to gross loans was 1.59 percent at June 30, 2008, and a much higher 1.95 percent at June 30, 2012, due to higher provisions. Allowance for loan losses to nonperforming loans was 62.00 percent at June 30, 2008, and a lower 34.64 percent at June 30, 2012.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, municipal bonds, equity securities, other investments and mortgage-backed securities. Exhibit 19 provides a summary of United Community's investment portfolio at June 30, 2010, 2011, and 2012, excluding FHLB stock. The exhibit also includes the Bank's mortgage-backed securities at June 30, 2010, 2011 and 2012. Investment securities totaled $146.5 million at June 30, 2012, based on fair value, compared to $120.0 million at June 30, 2010. The Bank had $57.2 million in mortgage-backed securities at June 30, 2010, and a larger $124.4 million at June 30, 2012, which are included in total investments.

The primary component of investment securities at June 30, 2012, was mortgage-backed securities, representing 84.9 percent of total investments, excluding FHLB stock, compared to a smaller 47.7 percent at June 30, 2010. The Bank also had cash and interest-bearing deposits totaling $29.1 million at June 30, 2012, and a larger $32.0 million at June 30, 2010. The Bank had $6,588,000 in FHLB stock at June 30, 2012. The weighted average yield on investment securities was 2.21 percent for the year ended June 30, 2012, with a 0.05 percent yield on other interest-earning deposits for the year ended June 30, 2012.

DEPOSIT ACTIVITIES

The mix of deposits by amount at June 30, 2010, 2011 and 2012, is provided in Exhibit 20. There has been a modest change in total deposits and in the deposit mix during this period. Total deposits have decreased from $430.2 million at June 30, 2010, to $427.0 million at June 30, 2012, representing a decrease of $3.2 million or 0.7 percent. Certificates of deposit have decreased from $217.9 million at June 30, 2010, to $191.3 million at June 30, 2012, representing a decrease of $26.6 million or 12.2 percent, while passbook savings, NOW and MMDA accounts have increased $23.3 million from $212.3 million at June 30, 2010, to $235.6 million at June 30, 2012 or 11.0 percent.

The Bank's share of certificates of deposit witnessed a decrease, declining from 50.7 percent of deposits at June 30, 2010, to a lower 44.8 percent of deposits at June 30, 2012. The major component of certificates at June 30, 2012, had rates between 0.00 percent and 1.00 percent and represented 37.4 percent of certificates. At June 30, 2011, the major component of certificates was the 1.01 percent to 2.00 percent category with 44.6 percent share of certificates. The category witnessing the strongest growth in dollars from June 30, 2011, to June 30, 2012, was certificates with rates between 0.00 percent and 1.00 percent, which increased $29.9 million during this time period. The category witnessing the largest dollar decrease from June 30, 2011, to June 30, 2012, was certificates with rates between 1.01 percent and 2.00 percent, which declined $19.1 million.

Exhibit 21 also provides a breakdown of certificates by rate and maturity as of June 30, 2012. A strong 61.5 percent of the Bank's certificates of deposit mature in one year or less. The second largest category of certificates based on maturity was certificates maturing in one to two years, which represented 19.8 percent of certificates. The largest category of certificates based on interest rate was certificates with rates from 0.00 percent to 1.00 percent, totaling $71.7 million, representing 37.4 percent of certificates.

Deposit Activity (cont.)

Exhibit 22 shows the Bank's deposit activity for the three years ended June 30, 2010, 2011 and 2012. Including interest credited, United Community experienced net increases in deposits in fiscal years 2010 and 2012, and a net decrease in deposits in 2011. In fiscal year 2010, there was a net increase in deposits of $90.6 million, including $53.3 million in deposits assumed as part of the Bank's multiple-branch acquisition, a net decrease of $17.1 million in 2011 and a net increase of $13.9 million in 2012.

BORROWINGS

United Community has made modest use of FHLB advances in the years ended June 30, 2010, 2011 and 2012. The Bank had total FHLB advances of $10.8 million at June 30, 2012, with a weighted cost of 1.88 percent and a balance of a lower $2.8 million at June 30, 2010, with a weighted cost of 3.20 percent.

SUBSIDIARIES

United Community had two active subsidiaries at June 30, 2012, UCB Real Estate Management Holding, LLC and United Community Bank Financial Services, Inc. UCB Real Estate Management Holding, LLC's primary purpose is to hold real estate assets that are acquired by the Bank through, or in lieu of, foreclosure. United Community Bank Financial Services' primary purpose is to receive commissions from the sale of nondeposit investments and insurance products.

OFFICE PROPERTIES

United Community had nine offices at June 30, 2012, with its home office and three additional branches in Lawrenceburg, a branch in Aurora, a branch in St. Leon, a branch in Milan, a branch in Osgood and a branch in Versailles (reference Exhibit 24). United Community owns its home office and seven branches and leases one branch. At June 30, 2012, the Bank's net investment in its office premises, excluding real property acquired for future branches, totaled $6.3 million or 1.26 percent of assets, and the Bank's total investment in fixed assets, based on depreciated cost was a larger $7.1 million or 1.54 percent of assets.

MANAGEMENT

The president and chief executive officer of United Community is William F. Ritzmann, who is also a director (reference Exhibit 25). Mr. Ritzmann has served as chief executive officer since the merger of Perpetual Federal and Progressive Federal in 1999. He served as director, president and managing officer of Progressive Federal for 23 years prior to the merger. Mr. Elmer G. McLaughlin is executive vice president, chief operating officer and director of United Community, positions he has held since the merger of Perpetual Federal and Progressive Federal. Prior to the merger, Mr. McLaughlin served as president of Perpetual Federal for nine years and then as executive vice president, head of operations and senior loan officer from 1978 until 1990. Vicki A. March is chief financial officer, treasurer, and senior vice president, positions she has held since 1999. Prior to that, Ms. March was treasurer for 19 years. James W. Kittle is senior vice president of lending and has held this position since 1980. W. Michael McLaughlin is senior vice president of operations, a position he has held since 1983. Mr. Michael McLaughlin is the brother of Elmer G. McLaughlin.

II. DESCRIPTION OF PRIMARY MARKET AREA

United Community Bank's market area for retail deposit growth encompasses all of Dearborn and Ripley Counties, Indiana ("market area") where the Bank's eight offices are located.

Exhibit 26 provides a summary of key demographic data and trends for Dearborn and Ripley Counties, Indiana and the United States. From 2000 to 2010, population increased in the market area as well as in Indiana and the United States. The population increased by 8.5 percent in Dearborn County, by 8.7 percent in Ripley County, by 6.6 percent in Indiana and by 9.7 percent in the United States. Population projections indicate that population will continue to increase in the market area from 2010 through the year 2016. Dearborn and Ripley Counties' populations are projected to increase by 2.2 percent and 1.1 percent, respectively, with the populations of Indiana and the United States projected to increase by 2.7 percent and 4.1 percent, respectively.

The market area counties of Dearborn and Ripley Counties witnessed increases in households from 2000 to 2010 of 11.4 percent and 9.6 percent, respectively. Indiana indicated an increase in households of 7.1 percent, lower than the United States' increase of 10.7 percent. From 2010 through the year 2016, households are projected to continue to increase by 2.8 percent and 1.4 percent, respectively, in Dearborn and Ripley Counties, while the number of households is expected to increase by 2.8 percent in Indiana and by 4.3 percent in the United States.

In 2000, per capita income was $20,998 in Dearborn County, $17,559 in Ripley County, $20,010 in Indiana and $21,587 in the United States. From 2000 to 2010, per capita income increased by 20.6 percent to $25,333 in Dearborn County, by 20.3 percent to $21,123 in Ripley County, by 14.0 percent to $22,806 in Indiana and by 20.7 percent to $26,059 in the United States.

Description of Primary Market Area (cont.)

The 2000 median household income of $47,692 in Dearborn County and $41,426 in Ripley County were higher than the median household income of $40,566 in Indiana and $41,343 in the United States. From 2000 to 2010, median household income in the market area counties increased 20.6 percent to $55,994 in Dearborn County and 14.9 percent to $47,587 in Ripley County. Indiana's median household income grew 10.0 percent to $44,613, and the United States' median household income increase was 21.1 percent to $50,046 from 2000 to 2010. From 2010 to 2016, median household income is projected to increase by 4.5 percent in Dearborn County, by 9.0 percent in Ripley County, by 20.1 percent in Indiana and 13.0 percent in the United States. Based on those rates of increase, by 2016, median household income is expected to be $58,487 in Dearborn County, $51,869 in Ripley County, $53,574 in Indiana, and $57,536 in the United States.

Exhibit 27 provides a summary of key housing data for the two retail market area counties, Indiana and the United States. In 2000, Dearborn County had a rate of owner-occupancy of 78.6 percent, higher than Ripley County, Indiana and the United States at 76.8 percent, 71.4 percent and 66.2 percent, respectively. As a result, Dearborn County supported a lower rate of renter-occupied housing of 21.4 percent, compared to 23.2 percent in Ripley County, 28.6 percent in Indiana and 33.8 percent in the United States. In 2010, owner-occupied housing decreased in all the areas to 78.5 percent, 76.0 percent, 69.9 percent and 65.1 percent in Dearborn County, Ripley County, Indiana and the United States, respectively. Conversely, the renter-occupied rates increased in all areas to levels of 21.5 percent, 24.0 percent, 30.1 percent and 34.9 percent in Dearborn and Ripley Counties, Indiana and the United States, respectively.

Dearborn County's 2000 median housing value was $120,600, higher than Ripley County's median housing value of $94,900, Indiana's median housing value of $94,300 and the United States' median housing value of $119,600. In 2010, the median housing values had increased in the market area counties, Indiana and the United States. Dearborn County had a

Description of Primary Market Area (cont.)

median housing value of $163,900, still higher than Ripley County at $142,600 and Indiana at $123,300 but lower than the median housing value of the United States at $179,900.

The 2000 median rent of Dearborn County was $504, which was higher than Ripley County's $478 median rent but below the median rent of Indiana at $521 and that of the United States at $602. The 2010 median rent levels were $652, $675, $683 and $855 in Dearborn and Ripley Counties, Indiana and the United States, respectively.

In 2000, the services industry, manufacturing industry and wholesale/retail trade industry provided the first, second and third highest levels of employment, respectively, for Dearborn County and Indiana, but in the United States, the services industry, wholesale/retail trade and manufacturing industries provided the first, second and third highest levels of employment. In Ripley County, the manufacturing industry was the largest employer, followed closely by the services industry and the wholesale/retail trade industry. The services industry accounted for 39.4 percent, 32.3 percent, 46.6 percent and 46.7 percent in Dearborn County, Ripley County, Indiana and the United States, respectively. The manufacturing industry provided for 20.8 percent, 32.8 percent, 22.9 percent and 14.1 percent in the same respective areas. The wholesale/retail trade group provided 14.5 percent, 12.9 percent, 15.2 percent and 15.3 percent of employment in Dearborn and Ripley Counties, Indiana and the United States, respectively.

In 2010, the numbers of persons employed in various industries ranked first, second and third were the services industry, the manufacturing industry and the wholesale/retail industry, respectively, in Dearborn and Ripley Counties and Indiana, with the United States having higher numbers employed in the services sector, wholesale/retail industry and then the manufacturing industry.

Description of Primary Market Area (cont.)

Some of the largest employers in the area are listed below. Established in 1996, the Hollywood Casino is the market area's largest employer.

Employer	Business
Hollywood Casino	Casino/Entertainment
Dearborn County Hospital	Medical facility
Aurora Casket Company	Caskets, metal stamping
Batesville Casket Co.	Caskets, metal stamping
Anchor Glass	Glass containers and bottles
Joseph E. Seagrams & Sons, Inc. (Lawrenceburg Distillers)	Distillers
Perfect North Slopes	Entertainment (skiing)
Kroger Company	Retail grocery
Dave O'Mara Contractors	Contractor
Lawrenceburg Community Schools	Education
Dearborn County	Government
Ripley County	Government
Hill-Com Co.	Hospital Equipment/Supplies
Margaret Mary Community Hosp.	Medical facility

The unemployment rate is another key economic indicator. Exhibit 29 shows the unemployment rates in Dearborn County, Ripley County, Indiana and the United States in 2008 through June of 2012. In 2008, Dearborn County's rate of unemployment was 5.8 percent, and Ripley County's rate was 5.9 percent. The unemployment rate in Indiana was 5.8 percent, as well as that of the United States. In 2009, Dearborn County's rate of unemployment increased to 9.9 percent compared to an increase to 10.9 percent in Ripley County and increases to 10.4 percent in Indiana and 9.3 percent in the United States. Through 2010, Dearborn County had an increase in its unemployment rate to 10.5 percent, while Ripley County's unemployment rate remained at 10.9 percent, but the unemployment rate in Indiana decreased to 10.2 percent. The United States' unemployment rate increased to 9.6 percent in 2010. In 2011, unemployment rates decreased in all areas to 8.9 percent, 9.6 percent, 9.0 percent and 8.9 percent in Dearborn and Ripley Counties, Indiana and th United States, respectively. Through June of 2012, unemployment rates continued to decrease to 7.8 percent, 8.6 percent, 8.3 percent and 8.4 percent in Dearborn and Ripley Counties, Indiana and the United States, respectively.

Description of Primary Market Area (cont.)

Exhibit 30 provides deposit data for banks and thrifts in Dearborn and Ripley Counties. United Community Bank's deposit base in the market area counties was approximately $414.1 million or a 69.5 percent share of the $595.6 million total thrift deposits and a moderate 26.0 percent share of the total deposits, which were approximately $1.6 billion as of June 30, 2011, the most recent date for which FDIC deposit data is available. It is evident from the size of the thrift deposits and bank deposits that the market area has a moderately strong deposit base, with United Community Bank having a strong level of market penetration for thrift deposits and a moderate market penetration for total deposits.

Exhibit 31 provides interest rate data for each quarter for the years 2008 through the first half of 2012. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2008. Rates have indicated minimal change in 2009, 2010 and 2011 and year-to-date 2012.

SUMMARY

To summarize, the market area represents an area with growing population and household trends between 2000 and 2010. Such a pattern is projected to continue from 2010 through 2016, at a much slower pace. The market area displayed a lower per capita income but higher median household income than Indiana. In both 2000 and 2010, the median rent level of the market area was lower than both Indiana's and the United States' median rent. In 2000, Dearborn County's median housing value was higher than both Indiana's and the United States', and in 2010, the Dearborn County median housing value was again higher than Indiana's median housing value but lower than that of the United States. Ripley County's median housing values in 2000 and in 2010 were higher than that of Indiana but lower than that of the United States. The market area counties have had similar unemployment rates which have been similar to Indiana's until 2010, when both counties had higher unemployment rates than both Indiana and the United

Summary (cont.)

States. Finally, the market area is a competitive financial institution market dominated by banks with a total deposit base for banks and thrifts in the market area that is approximately $1.6 billion in deposits.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly traded thrift institutions, hereinafter referred to as the "comparable group". This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly traded, FDIC-insured thrifts in the United States and all publicly traded, FDIC-insured thrifts in the Midwest region and in Indiana.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 191 publicly traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 54 publicly traded Midwest thrifts ("Midwest thrifts") and the 17 publicly traded thrifts in Indiana ("Indiana thrifts"), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all publicly traded FDIC-insured thrifts.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of United Community as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of United Community's basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. The following thrift institutions were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Institution	State
Fidelity Bancorp, Inc.	Pennsylvania

There are no pending merger/acquisition transactions involving thrift institutions in United Community's city, county or market area as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly

Mutual Holding Companies (cont.)

traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 49 publicly traded mutual holding companies as well between those 49 entities and the larger universe of conventional, publicly traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 36 presents pricing ratios and Exhibit 37 presents key financial data and ratios for the 49 publicly traded, FDIC-insured mutual holding companies in the United States.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 240 publicly traded, FDIC-insured savings institutions, including the 49 mutual holding companies, 15 are traded on the New York Stock Exchange, 18 are traded on the American Stock Exchange, 120 are traded on NASDAQ. There were an additional 62 are traded over the counter and 25 institutions listed in the Pink Sheets, but they were not considered for the comparable group selection.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to June 30, 2012, in order to insure at least four consecutive quarters of reported data as a publicly traded institution. The resulting parameter is a required IPO date prior to March 31, 2011.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to United Community.

The geographic location parameter consists of Indiana and its surrounding states of Ohio, Kentucky, Illinois and Michigan, as well as the states of Arkansas, Iowa, Kansas, Kentucky, Louisiana, Minnesota, Missouri, North Dakota, Nebraska, New York, Oklahoma, Pennsylvania, South Dakota, Tennessee, Texas Wisconsin and West Virginia for a total of twenty one states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The total asset size range for any potential comparable group institution was less than $1.5 billion and greater than $200.0 million due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to United Community, with assets of approximately $496 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 66 institutions considered as comparable group candidates after applying the general parameters, with the outlined institutions being those ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1. Cash and investments to assets
2. Mortgage-backed securities to assets

Introduction (cont.)

3. One- to four-family loans to assets
4. Total net loans to assets
5. Total net loans and mortgage-backed securities to assets
6. Borrowed funds to assets
7. Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from United Community with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from United Community. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank's ratio of cash and investments to asset, excluding mortgage-backed securities, was 10.3 percent at June 30, 2012, and reflects United Community's lower share of investments compared to the national and regional averages of 16.0 percent and 16.7 percent, respectively. The Bank's investments have consisted primarily of U.S. government and federal agency securities, supplemented by municipal securities and equity securities. For its four most recent fiscal years ended June 30, 2012, United Community's average ratio of cash and investments to assets was a larger 15.3 percent, ranging from a high of 19.3 percent in 2010 to a low of 10.3 percent in 2012. It should be noted that, for the purposes of comparable group selection, United Community's $6.6 million balance of Federal Home Loan Bank stock at June 30, 2012, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

Cash and Investments (cont.)

The parameter range for cash and investments is has been defined as 35.0 percent or less of assets, with a midpoint of 17.5 percent, similar to the Bank's current and average ratios.

Mortgage-Backed Securities to Assets

At June 30, 2012, United Community's ratio of mortgage-backed securities to assets was 25.1 percent, moderately higher than the national average of 10.7 percent and significantly higher than the regional average of 8.6 percent for publicly traded thrifts. The Bank's three most recent fiscal year average is a moderately lower 15.6 percent, still higher than industry averages, with a generally increasing trend.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 30.0 percent or less of assets and a midpoint of 15.0 percent.

One- to Four-Family Loans to Assets

United Community's lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, excluding construction loans, represented 34.7 percent of the Bank's assets at June 30, 2012, which is lower than the national average of 40.3 percent. The parameter for this characteristic is 60.0 percent of assets or less in one- to four-family loans with a midpoint of 30.0 percent.

Total Net Loans to Assets

At June 30, 2012, United Community had a 57.2 percent ratio of total net loans to assets and a higher three fiscal year average of 60.2 percent, both being lower than the national average of 66.8 percent and the regional average of 66.4 percent for publicly traded thrifts. The Bank's ratio of total net loans to assets declined from 67.8 percent of total assets in fiscal year 2009 to 62.9 percent in 2010, to 60.6 percent in fiscal year 2011 to 57.2 percent in fiscal year 2012.

The parameter for the selection of the comparable group is from 40.0 percent to 80.0 percent with a midpoint of 60.0 percent. The lower end of the parameter range relates to the fact that, as the referenced national and regional averages indicate, many institutions hold greater volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to United Community.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, United Community's shares of mortgage-backed securities to assets and total net loans to assets were 25.1 percent and 57.2 percent, respectively, for a combined share of 82.3 percent. Recognizing the industry and regional ratios of 10.7 percent and 8.6 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 55.0 percent to 95.0 percent, with a midpoint of 75.0 percent.

Borrowed Funds to Assets

United Community had borrowed funds of $10.8 million or 2.18 percent of assets at June 30, 2012. The use of borrowed funds by some institutions indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for

Borrowed Funds to Assets (cont.)

borrowed funds has decreased in 2011 and 2012. The ratio of borrowed funds to assets, however, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The parameter range of borrowed funds to assets is 20.0 percent or less with a midpoint of 10.0 percent, slightly lower than the respective national and regional averages of 10.3 percent and 10.1 percent.

Equity to Assets

United Community's equity to assets ratio was 11.1 percent at June 30, 2012, 11.5 percent at June 30, 2011, 11.3 percent at June 30, 2010, 13.7 percent at June 30, 2009, and 14.2 percent at June 30, 2008, averaging 12.4 percent for the five fiscal years ended June 30, 2012. The Bank's retained earnings increased in three of the past five fiscal years, for a total 5.3 percent decrease from June 30, 2008, to June 30, 2012. After conversion, based on the midpoint value of $47.0 million and a public offering of $27.9 million, with 60.0 percent of the net proceeds of the public offering going to the Bank, its equity is projected to increase within the range of 13 percent to 15 percent of assets, with the Corporation in the range of 15 percent to 16 percent of assets.

Based on those equity ratios, we have defined the equity ratio parameter to be 6.0 percent to 18.0 percent with a midpoint ratio of 12.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of United Community's earnings performance and the basis for such performance both historically and during the four quarters ended June 30, 2012. The primary performance indicator is the Bank's core return on average assets (ROAA). The second performance indicator is the Bank's core return on average equity (ROAE). To measure the Bank's ability to generate net interest income, we have used net interest margin. The supplemental source of income for United Community is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank's ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is core ROAA. For the year ended June 30, 2012, United Community's core ROAA was 0.25 percent based on core earnings after taxes of $1,211,000, as detailed in Item I of this Report. The Bank's net ROAA in its most recent five fiscal years of 2008 to 2012, was (0.38) percent, 0.18 percent, (0.10) percent, 0.24 percent and 0.41 percent, respectively, with a five fiscal year average ROAA of 0.13 percent.

Considering the historical and current earnings performance of United Community, the range for the ROAA parameter based on core income has been defined as 1.00 percent or less with a midpoint of 0.50 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

United Community's core ROAE for the year ended June 30, 2012, was 2.22 percent based on core income. In its most recent five fiscal years, the Bank's average net ROAE was 0.55 percent from a low of (2.48) percent in 2008 to a high of 2.48 percent in 2012.

The parameter range for ROAE for the comparable group, based on core income, is 10.0 percent or less with a midpoint of 5.0 percent.

Net Interest Margin

United Community had a net interest margin of 2.96 percent for the year ended June 30, 2012, representing net interest income as a percentage of average interest-earning assets. The Bank's net interest margin levels in its five fiscal years of 2008 through 2012 were 2.85 percent, 3.25 percent, 3.12 percent, 3.11 percent and 2.96 percent, respectively, averaging 3.05 percent.

The parameter range for the selection of the comparable group is from a low of 2.25 percent to a high of 4.25 percent with a midpoint of 3.25 percent.

Operating Expenses to Assets

For the year ended June 30, 2012, United Community had a 2.57 percent ratio of operating expense to average assets. In its five most recent fiscal years of 2008 to 2012, the Bank's expense ratio averaged 2.70 percent, from a low of 2.56 percent in fiscal year 2011 to a high of 2.92 percent in fiscal year 2009.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 3.25 percent with a midpoint of 2.63 percent.

Noninterest Income to Assets

Compared to publicly traded thrifts, United Community has experienced a higher than average level of noninterest income as a source of additional income. The Bank's ratio of noninterest income to average assets was 1.03 percent for the year ended June 30, 2012. For its most recent five fiscal years ended June 30, 2008, through 2012, United Community's ratio of noninterest income to average assets was 0.58 percent, 0.71 percent, 0.80 percent, 0.84 percent and 1.03 percent, respectively, for an average of 0.79 percent.

The range for this parameter for the selection of the comparable group is 1.50 percent of average assets or less, with a midpoint of 0.75 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure

Introduction (cont.)

that any thrift institution in the comparable group has an asset quality position similar to that of United Community. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Total Assets

United Community's ratio of nonperforming assets to assets was 3.31 percent at June 30, 2012, which was lower than the national average of 5.06 percent for publicly traded thrifts and higher than the average of 8.16 percent for Midwest thrifts. The Bank's ratio of nonperforming assets to total assets averaged 3.19 for its most recent five fiscal years ended June 30, 2011, from a high of 4.39 percent in fiscal year 2011 to a low of 1.97 percent in fiscal year 2009.

The comparable group parameter for nonperforming assets is 5.00 percent or less of total assets, with a midpoint of 2.50 percent.

Repossessed Assets to Assets

United Community had repossessed assets of $197,000 at June 30, 2012, representing a ratio to total assets of 0.04 percent, following ratios of repossessed assets to total assets of 0.06 percent and 0.03 percent at June 30, 2010, and June 30, 2011, respectively. National and regional averages were 0.90 percent and 1.18 percent, respectively, for publicly traded thrift institutions at June 30, 2012.

The range for the repossessed assets to total assets parameter is 1.50 percent of assets or less with a midpoint of 0.75 percent.

Loans Loss Reserves to Assets

United Community had an allowance for loan losses of $5,614,000, representing a loan loss allowance to total assets ratio of 1.13 percent at June 30, 2012, which was higher than its 1.07 percent ratio at June 30, 2011, and lower than its 1.15 percent ratio at June 30, 2010.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.20 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $367.6 million to $1.5 billion with an average asset size of $593.5 million and have an average of 11.4 offices per institution. Four of the comparable group institutions are in Indiana, two in Illinois, two in Ohio, and two in Pennsylvania, and all ten are traded on NASDAQ.

The comparable group institutions as a unit have a ratio of equity to assets of 11.9 percent, which is 2.8 percent higher than all publicly traded thrift institutions in the United States; and for the most recent four quarters indicated a core return on average assets of 0.52 percent, lower than all publicly traded thrifts at 0.54 percent and higher than the publicly traded Indiana thrifts at 0.26 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of United Community to all publicly traded thrifts, to publicly traded thrifts in the Midwest region and to Indiana thrifts, as well as to the ten institutions constituting United Community's comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 43 through 48.

As presented in Exhibits 43 and 44, at June 30, 2012, United Community's total equity of 11.09 percent of assets was modestly lower than the comparable group at 11.89 percent and all thrifts at 11.57 percent but higher than Midwest thrifts at 10.70 percent and Indiana thrifts at 11.00 percent. The Bank had a 57.18 percent share of net loans in its asset mix, lower than the comparable group at 64.01 percent, all thrifts at 66.79 percent, Midwest thrifts at 66.39 percent and Indiana thrifts at 62.40 percent. United Community's share of net loans, lower than industry averages, is primarily the result of its higher 25.13 percent share of mortgage-backed securities with a moderate 10.25 percent share of cash and investments. The comparable group had a higher 18.30 percent share of cash and investments and a lower 10.67 percent share of mortgage-backed securities. All thrifts had 10.73 percent of assets in mortgage-backed securities and 15.97 percent in cash and investments. United Community's 86.10 percent share of deposits was significantly higher than the comparable group and higher than all thrifts, Midwest thrifts and Indiana thrifts, reflecting the Bank's lower share of borrowed funds of 2.18 percent. As ratios to assets, the comparable group had deposits of 78.39 percent and borrowings of 8.24 percent. All thrifts averaged a 76.39 percent share of deposits and 10.26 percent of borrowed funds, while Midwest thrifts had a 77.72 percent share of deposits and a 10.07 percent share of borrowed funds. Indiana thrifts averaged a 78.42 percent share of deposits and a 9.28 percent share of borrowed funds. United Community had a $3,392,000 balance of goodwill and intangible assets, representing 0.70 percent of assets at June 30, 2012, compared to 0.87 percent for the comparable group, 0.54 percent for all thrifts, 0.38 percent for Midwest thrifts and 0.49 percent for Indiana thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45, 46 and 47 and provide a synopsis of key sources of income and key expense items for United Community in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the year ended June 30, 2012, United Community had a yield on average interest-earning assets lower than the comparable group, all thrifts, Midwest thrifts and Indiana thrifts. The Bank's yield on interest-earning assets was 4.06 percent compared to the comparable group at 4.15 percent, all thrifts at 4.33 percent, Midwest thrifts at 4.26 percent and Indiana thrifts at 4.43 percent.

The Bank's cost of funds for the year ended June 30, 2012, was lower than the comparable group, all thrifts, Midwest thrifts and Indiana thrifts. United Community had an average cost of interest-bearing liabilities of 1.01 percent compared to 1.12 percent for the comparable group, 1.50 percent for all thrifts, 1.44 percent for Midwest thrifts and 1.20 percent for Indiana thrifts. The Bank's lower yield on interest-earning assets and lower interest cost resulted in a net interest spread of 3.05 percent, which was slightly higher than the comparable group at 3.03 percent, all thrifts at 2.82 percent and Midwest thrifts at 2.82 percent and lower than Indiana thrifts at 3.23 percent. United Community generated a net interest margin of 3.10 percent for the year ended June 30, 2012, based on its ratio of net interest income to average interest-earning assets, which was lower than the comparable group ratio of 3.40 percent. All thrifts averaged a lower 2.98 percent net interest margin for the trailing four quarters, with Midwest thrifts at 2.99 percent; and Indiana thrifts averaged a higher 3.39 percent.

United Community's major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 46. The Bank benefitted from gains of $2.0 million on the sale of investments and loans during the year ended June 30, 2012, equal to 0.40 percent of average assets. The comparable group indicated a gain on sale of assets of a much lower 0.02 percent of average assets, with all thrifts at 0.05 percent, Midwest thrifts at 0.06 percent and Indiana thrifts at 0.05 percent.

Analysis of Financial Performance (cont.)

Including the gains indicated above, the Bank's total noninterest income was $4,977,000 or 1.03 percent of average assets for the year ended June 30, 2012. Such a ratio of noninterest income to average assets was higher than the comparable group at 0.69 percent, and higher than all thrifts at 0.79 percent, Midwest thrifts at 0.87 percent and Indiana thrifts at 0.72 percent. For the year ended June 30, 2012, United Community's operating expense ratio was 2.57 percent of average assets, modestly lower than the comparable group at 2.58 percent, lower than all thrifts at 2.99 percent, Midwest thrifts at 3.04 percent, and lower than Indiana thrifts at 2.82 percent.

The overall impact of United Community's income and expense ratios is reflected in the Bank's net income and return on assets. For the year ended June 30, 2012, the Bank had a net ROAA of 0.41 percent and a core ROAA of 0.25 percent. For its most recent four quarters, the comparable group had a higher net ROAA of 0.54 percent and a higher core ROAA of 0.52 percent. All publicly traded thrifts averaged a net ROAA of 0.43 percent and a higher 0.54 percent core ROAA, with Midwest thrifts at 0.06 percent net ROAA and 0.02 percent core ROAA. The twelve month net ROAA for the 17 Indiana thrifts was 0.31 percent, with a core ROAA of 0.26 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of United Community with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Bank, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to provisions for loan losses, the balance of current and historical nonperforming assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses. The earnings performance analysis was based on the Bank's respective net and core earnings for the year ended June 30, 2012, with comparisons to the core earnings of the comparable group, all thrifts and other geographical subdivisions.

As discussed earlier, the Bank has historically focused on increasing its assets, loans and deposits, strengthening net income, controlling operating expenses, monitoring and reducing its balance of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby maintaining its overall interest rate risk; and maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs. Historically, the Bank has closely monitored its yields and costs, resulting in a net interest margin, which has been generally in line with and occasionally higher than industry averages since 2008, although the trend has experienced a decline in 2012 and its 3.10 percent net interest margin for the year ended June 30, 2012, was lower than the industry average of 2.82 percent but lower than the comparable group average of 3.40 percent. During its past five fiscal years, United Community's ratio of interest expense to average assets has decreased slightly from 2.58 percent in fiscal year 2008 to 2.57 percent in fiscal year 2012, which was also below the industry average. The Bank's ratio of 2.57 percent for the year ended June 30, 2012, was lower than the average of 2.99 percent for publicly traded thrifts, and slightly lower than the comparable group at 2.58 percent. Following the second stage offering, the Bank will continue to control its operating expenses, increase its net interest margin, maintain its noninterest income, strengthen its net income, strengthen its return on assets, reduce its balance of nonperforming and classified assets, and closely monitor its interest rate risk.

The Bank was an active originator of both mortgage and nonmortgage loans in fiscal years 2010, 2011 and 2012. Total loan originations in fiscal year 2010 were above originations for fiscal years 2011 and 2012, and net loan change in 2010 was a positive $38.0 million due to $43.9 in loan purchases, compared to a negative $24.4 million in 2011 and a negative $2.6 million in 2012. Gross loan originations were moderately higher in fiscal year 2012 compared to 2010, related to higher residential, nonresidential and consumer loan originations. Originations totaled $66.0 million in 2011, compared to $62.2 million in 2010, with an additional $43.9 million in loan purchases in 2010, resulting in net loan growth of $38.0 million in 2010. For the year ended June 30, 2012, the Bank's loan originations were $71.4 million, modestly higher than in fiscal year 2011 and its loan repayments and loan sales were lower than in fiscal year 2011, resulting in a lower net loan decrease of $2.6 million, compared to a decrease of $24.4 million in fiscal year 2011. Loan sales were a strong $25.1 million in fiscal year 2010, decreasing to $19.1 million in fiscal year 2011, and then $15.4 million in fiscal 2012. United Community's volume of loan originations was $62.2 million in fiscal year 2010, plus $43.9 million in loan purchases, $66.0 million in 2011 and $71.4 million in 2012. The predominant

Earnings Performance (cont.)

component of the Bank's loan originations was real estate mortgage loans, with one- to four-family residential mortgage loans constituting the largest share of that component.

From June 30, 2008, to June 30, 2012, several categories of loans increased their balances. Home equity loans indicated the greatest dollar increase of $11.6 million or 59.3 percent, followed by one- to four-family loans, which increased by $4.6 million or 3.4 percent. Agricultural loans increased by $3.2 million from 2008 to 2012. Other individual changes were commercial business loans, which decreased $2.2 million or 36.4 percent and nonresidential loans decreasing $7.8 million or 11.8 percent. Overall, the Bank's lending activities resulted in a minimal decrease in loans of $1.7 million or 0.6 percent and a net decrease in loans of $1.4 million or 0.5 percent from June 30, 2008, to June 30, 2012. A loan change of a $2.6 million decrease or 0.9 percent occurred during the year ended June 30, 2012.

For the year ended June 30, 2012, mortgage loans, including land loans and construction loans, represented 83.4 percent of loan originations, while commercial business loans and consumer loans represented 3.0 percent and 13.6 percent, respectively. In comparison, during fiscal year 2011, mortgage loans, commercial business loans and consumer loans represented 77.8 percent, 18.9 percent and 3.3 percent, respectively, of total loan originations indicating generally similar shares of originations in fiscal years 2011 and 2012.

The impact of United Community's primary lending efforts has been to generate a yield on average interest-earning assets of 4.06 percent for the year ended June 30, 2012, compared to a higher 4.15 percent for the comparable group, 4.33 percent for all thrifts and 4.26 percent for Midwest thrifts. The Bank's ratio of interest income to average assets was 3.76 percent for the year ended June 30, 2012, lower than the comparable group at 4.11 percent, all thrifts at 4.30 percent and Midwest thrifts at 4.22 percent, reflecting the Bank's larger share of mortgage-backed securities.

Earnings Performance (cont.)

United Community's 1.01 percent cost of interest-bearing liabilities for the year ended June 30, 2012, was lower than the comparable group at 1.12 percent, all thrifts at 1.50 percent, Midwest thrifts at 1.44 percent and Indiana thrifts at 1.20 percent. The Bank's resulting net interest spread of 3.05 percent for the twelve months ended June 30, 2012, was higher than the comparable group at 3.03 percent, all thrifts at 2.82 percent and Midwest thrifts at 2.82 percent. The Bank's net interest margin of 3.10 percent, based on average interest-earning assets for the twelve months ended June 30, 2012, was lower than the comparable group at 3.40 percent and Indiana thrifts at 3.39 percent but higher than all thrifts at 2.82 percent and Midwest thrifts at 2.82 percent.

The Bank's ratio of noninterest income to average assets was 1.03 percent for the year ended June 30, 2012, which was modestly higher than the comparable group at 0.69 percent, and all thrifts at 0.79 percent.

The Bank's operating expenses were lower than the comparable group, all thrifts and Midwest thrifts. For the year ended June 30, 2012, United Community had an operating expenses to assets ratio of 2.57 percent compared to 2.58 percent for the comparable group, 2.99 percent for all thrifts and 3.04 percent for Midwest thrifts. United Community had a lower 65.9 percent efficiency ratio for the year ended June 30, 2012, compared to the comparable group with an efficiency ratio of 68.4 percent. The efficiency ratio for all publicly traded thrifts was 65.9 percent for the twelve months ended June 30, 2012.

For the year ended June 30, 2012, United Community generated a higher ratio of noninterest income, a lower ratio of noninterest expenses and lower net interest margin relative to its comparable group. The Bank had a 0.76 percent provision for loan losses during the year ended June 30, 2012, compared to the comparable group at 0.54 percent of assets, all thrifts at 0.50 percent and Midwest thrifts at 0.59 percent. The Bank's allowance for loan losses to total loans of 1.95 percent was higher than the comparable group and also higher than all thrifts. The Bank's 34.2 percent ratio of reserves to nonperforming assets was lower than the comparable group at 41.8 percent and lower than all thrifts at 55.2 percent.

As a result of its operations, the Bank's core income were modestly lower than the comparable group for the year ended June 30, 2012. Based on net earnings, the Bank had a return on average assets of 0.41 percent for the year ended June 30, 2012, and a return on average assets of (0.02) percent and 0.24 in fiscal years 2011 and 2010, respectively. The Bank's core return on average assets was 0.25 percent for the year ended June 30, 2012, as detailed in Exhibit 7. For their most recent four quarters, the comparable group had a modestly higher net ROAA of 0.54 percent and a lower core ROAA of 0.50 percent, while all thrifts indicated a lower net ROAA and lower core ROAA of 0.41 percent and 0.53 percent, respectively. Midwest thrifts indicated a net ROAA of 0.06 percent and a core ROAA of 0.02 percent for the year ended June 30, 2012.

Following its second stage conversion, United Community's earnings will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses and its asset quality and its future needs for provisions for loan losses. Earnings are projected to represent 0.55 percent. The Bank's ratio of noninterest income to average assets has increased during its past three fiscal years. Overhead expenses indicated a slight decrease during those five fiscal years. The Bank's net interest margin, lower than the comparable group, has been the result of its lower yield on assets, partially offset by a lower cost of funds.

In recognition of the foregoing earnings related factors, considering United Community's historical and current performance measures, as well as Business Plan projections, a downward adjustment has been made to the Corporation's pro forma market value for earnings performance.

MARKET AREA

United Community's primary market area for retail deposits and loans consists of Dearborn and Ripley Counties, Indiana. As discussed in Section II, from 2000 to 2010, both counties experienced increases in population and households.. The unemployment rate in Dearborn County, however, increased from 5.8 percent in 2008 to 7.8 percent in June of 2012, which was lower than Indiana's unemployment rate in June of 2012 at 8.3 percent and slightly lower than that of the United States at 7.9 percent. Ripley County's unemployment also increased from 5.9 percent in 2008 to 8.6 percent in June of 2012. Per capita income and median household income in the market area counties have historically been and remain slightly lower than national averages. From 2000 to 2010, the per capita income and median household income in Dearborn County increased by 20.6 percent and 17.4 percent, respectively, and the same items increased in Ripley County by 20.3 percent and 14.9 percent, respectively. Dearborn County's median household income was higher than that of all other areas in both 2000 and 2010. The 2000 median housing value in Dearborn County was slightly higher than the national median housing value, while Ripley County's median housing value was slightly higher than Indiana's median housing value but lower than the national level. Dearborn County's 2010 median housing value continued to be higher than both Ripley County's and Indiana's values, although it was lower than that of the United States.

The Bank's market area is both suburban and rural, with the services sector representing the primary source of employment in 2010 in Dearborn County and Ripley County, followed by the manufacturing and wholesale/retail sectors in both counties. The level of financial competition in United Community's market area is strong, with a total combined market deposit base for banks and thrifts of nearly $1.6 billion. United Community had the largest market share of thrift deposits in the two-county market area at 69.5 percent as of June 30, 2011, and a sizeable 26.0 percent share of total deposits.

In recognition of the foregoing factors, including deposit potential in a modestly growing deposit base, we believe that no adjustment is warranted for the Bank's market area.

FINANCIAL CONDITION

The financial condition of United Community is discussed in Section I and shown in Exhibits 1, 2, 5, and 12 through 23, and is compared to the comparable group in Exhibits 42, 43 and 44. The Bank's ratio of total equity to total assets was 11.09 percent at June 30, 2012, which was modestly lower than the comparable group at 11.89 percent and all thrifts at 11.57 percent and higher than Midwest thrifts at 10.70 percent and Indian thrifts at 11.00 percent. Based on the second stage offering completed at the midpoint of the valuation range, the Corporation's pro forma equity to assets ratio will increase to 14.9 percent and the Bank's pro forma equity to assets ratio will increase to 13.0 percent, based on the midpoint valuation.

The Bank's mix of assets and liabilities indicates both similarities to and variations from its comparable group. United Community had a moderately lower 57.2 percent ratio of net loans to total assets at June 30, 2012, compared to the comparable group at 64.0 percent. All thrifts indicated a higher 66.8 percent, as did Midwest thrifts at 66.4 percent. The Bank's 10.3 percent share of cash and investments was lower than the comparable group at 18.3 percent, while all thrifts were at 16.0 percent and Midwest thrifts were at 16.7 percent. United Community's 25.1 percent ratio of mortgage-backed securities to total assets was significantly higher than the comparable group at 10.7 percent and considerably higher than all thrifts at 10.7 percent and Midwest thrifts at 8.6 percent.

The Bank's 86.1 percent ratio of deposits to total assets was moderately higher than the comparable group at 78.4 percent, higher than all thrifts at 76.4 percent and higher than Midwest thrifts at 77.7 percent. United Community's higher ratio of deposits was due to its lower share of borrowed funds of 2.2 percent, compared to the comparable group at 8.2 percent of total assets, with all thrifts at 10.3 percent and Midwest thrifts at 10.1 percent. In fiscal year 2012, total deposits increased by $13.9 million or 3.4 percent. During fiscal year 2011, United Community's deposits decreased by $17.1 million or 4.0 percent.

United Community had modest balances of goodwill, intangible assets and repossessed real estate at June 30, 2012. The Bank had intangible assets of $870,000 or 0.18 percent of

Financial Condition (cont.)

assets, goodwill of $2,522,000 or 0.51 percent of assets and repossessed real estate of $197,000 or 0.04 percent of assets at June 30, 2012, compared to ratios of 0.87 percent and 0.52 percent of goodwill and intangible assets and real estate owned, respectively, for the comparable group. All thrifts had goodwill and intangible assets of 0.54 percent and real estate owned of 0.90 percent.

The financial condition of United Community is impacted by its recently higher than average balance of nonperforming assets of $16.3 million or 3.31 percent of total assets at June 30, 2012, compared to a lower 2.59 percent for the comparable group, 5.06 percent for all thrifts and 4.16 percent for Midwest thrifts. The Bank's ratio of nonperforming assets to total assets was 2.70 percent at June 30, 2008, 1.97 percent at June 30, 2009, 3.58 percent at June 30, 2010, 4.39 percent at June 30, 2011, and 3.31 percent at June 30, 2012.

At June 30, 2012, United Community had $5,614,000 of allowances for loan losses, which represented 1.13 percent of assets and 1.95 percent of total loans. The comparable group indicated lower allowances , relative to assets and loans, equal to 0.93 percent of assets and 1.40 percent of total loans, while all thrifts had allowances relative to assets and loans that averaged a lower 1.09 percent of assets and a lower 1.63 percent of total loans. Also of major importance is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. United Community's $5,614,000 of allowances for loan losses, represented a lower 34.2 percent of nonperforming assets at June 30, 2012, compared to the comparable group's 41.8 percent, with all thrifts at a higher 55.2 percent, Midwest thrifts at 42.8 percent and Indiana thrifts at a modestly higher 50.2 percent. United Community's ratio of net charge-offs to average total loans was 1.19 percent for the year ended June 30, 2012, compared to a lower 0.73 percent for the comparable group, 0.98 percent for all thrifts and 1.13 percent for Midwest thrifts.

United Community has a minimal level of interest rate risk. The change in the Bank's EVE at June 30, 2012, reflecting the most current information available, based on a rise in

Financial Condition (cont.)

interest rates of 100 basis points was a 7.6 percent decrease, representing a dollar decrease in equity value of $4,660,000. The Bank's exposure increases to a 20.5 percent decrease in its EVE under a 200 basis point rise in rates, representing a dollar decrease in equity of $12,534,000. The Bank's EVE ratio at June 30, 2012, assuming a 200 basis point rise in interest rates was 10.18 percent and indicated a 190 basis point decrease from its 12.08 percent based on no change in interest rates.

Compared to the comparable group, with particular attention to the Bank's asset quality position, equity level, asset and liability mix and interest rate risk, we believe that, a downward adjustment is warranted for United Community's current financial condition, due to the Bank's currently lower asset quality position.

ASSET, LOAN AND DEPOSIT GROWTH

During its most recent five calendar years, United Community has been characterized by moderate rates of growth in assets, loans and deposits relative to its comparable group. The Bank's average annual asset growth rate from June 30, 2008, to June 30, 2012, was 7.4 percent, impacted by the Bank's purchase of three branches with $53.3 million in deposits. Excluding the branch transaction, the average annual growth in assets was 3.9 percent. This growth rate compares to a similar 5.2 percent for the comparable group, a lower 4.8 percent for all thrifts, and a lower 4.0 percent for Midwest thrifts. The Bank's higher asset growth rate is reflective primarily of its higher than average rate of increase in deposits during that five year period. United Community's loan portfolio indicates a minimal average annual decrease of 0.1 percent from June 30, 2008, to June 30, 2012, compared to average growth rates of 3.2 percent for the comparable group, 2.8 percent for all thrifts and 2.2 percent for Midwest thrifts.

United Community's deposits indicate an average annual increase of 4.1 percent from 2008 to 2012, excluding the branch purchase transaction. Annual deposit growth was from a low

Financial Condition (cont.)

of 4.0 percent decrease in 2011 to a high of a 26.7 percent increase in 2010, impacted by the Bank's purchase of three branches with $53.3 million in deposits, compared to average growth rates of 4.2 percent for the comparable group, 4.4 percent for all thrifts and 2.9 percent for Midwest thrifts. The Bank's deposit base does include a higher than normal level of municipal deposits, which decreased from $121.6 million at June 30, 2010, to $103.1 million at June 30, 2012. Municipal deposits are considered to be volatile in most instances but for United Community have remained very stable from 2008 to 2012. During the year ended June 30, 2012, the Bank's total deposits increased $13.9 million or 3.4 percent, with municipal deposits decreasing $18.5 million. It should be further noted that certificates of deposit, a primary component of deposits, decreased by $26.6 million or 12.2 percent from June 30, 2010, to June 30, 2012. The Bank had $10.8 million in borrowed funds or just 2.2 percent of assets at June 30, 2012, compared to the comparable group at 8.2 percent and had a smaller $1.8 million in borrowed funds at June 30, 2011. The Bank's historically lower ratios of borrowed funds to assets were 0.6 percent, 0.4 percent and 2.2 percent at June 30, 2010, 2011 and 2012, respectively.

In spite of its strong deposit market share in Dearborn and Ripley Counties, considering the demographics, competition and deposit base trends in its market area, the Bank's ability to increase its asset, loan and deposit bases in the future is primarily dependent on its being able to increase its market share by competitively pricing its loan and deposit products, maintaining a high quality of service to its customers and strengthening its loan origination and participation activity or continuing to expand into new markets. United Community's primary market area experienced increases in population and households between 2000 and 2010 that exceeded those of Indiana, but fell short of national averages. The Bank's primary market area also indicates 2010 per capita income below that of the United States. Median household income in Dearborn County exceeded that of both Indiana and the United States, with Ripley County's median household income above the state level but slightly below the national average. In 2010, median

Asset, Loan and Deposit Growth (cont.)

housing values in Dearborn and Ripley Counties were higher than Indiana's but lower than that of the United States, although median rents were lower than those in either Indiana or the United States.

Notwithstanding the proceeds of the planned second stage offering, the Bank's primary focus of its operations in Dearborn and Ripley Counties could limit the Bank's potential for continued rates of asset, loan and deposit growth. The total deposit base in Dearborn County grew by a minimal 0.3 percent from June 30, 2010, to June 30, 2012, and grew by 18.2 percent in Ripley County; and during that period, the number of financial institution offices in Dearborn County decreased by one and increased by one office in Ripley County. From June 30, 2010, to June 30, 2011, United Community's deposit market share in Dearborn County decreased from 41.3 percent to 39.1 percent, and its market share in Ripley County decreased from 9.5 percent in 2010 to 8.4 percent in 2011.

Based on the foregoing factors, we have concluded that no adjustment to the Corporation's pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation paid a dividend of $0.32 per share in 2011 and $0.24 per share in 2012, representing a dividend yield of 3.0 percent. The Bank plans to continue paying a dividend of $0.24 per share. The payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. Eight of the ten institutions in the comparable group paid cash dividends during the year ended June 30, 2012, for an average dividend yield of 2.17 percent and an average payout ratio of 39.61 percent. During that twelve month period, the average dividend yield was 0.63 percent and the average payout ratio was 14.75 for the 17 Indiana thrifts; and the average dividend yield was 1.86 percent and the average payout ratio was 65.03 percent for all thrifts.

Dividend Payments (cont.)

In our opinion, no adjustment to the pro forma market value of the Corporation is warranted related to dividend payments, recognizing that the Corporation has supported a slightly higher dividend yield.

SUBSCRIPTION INTEREST

In 2009 and 2010, investors' interest in new issues was weaker with only a few issues having received a favorable reaction from the marketplace. In 2011 and 2012, subscription levels have risen modestly but impacted by the economy, and certain thrift offerings have needed to be extended to the community and/or broker/dealer wholesale and retail syndication, having not generated sufficient depositor subscription response to attain the minimum threshold. Such subscription weakness has occurred more often in second stage conversions. The selective and conservative reaction of IPO investors appears generally to be related to a number of analytical, economic and market-related factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, housing market conditions, general market conditions, aftermarket price trends and the expectation of renewed merger/acquisition activity in the thrift industry.

United Community will direct its offering initially to depositors and residents in its market area. The board of directors and officers anticipate purchasing approximately $284,000 or 0.8 percent of the stock offered to the public based on the appraised midpoint valuation. The Bank will form an ESOP, which plans to purchase 6.4 percent of the total shares issued in the second stage offering.

The Bank has secured the services of Sandler O'Neill & Partners, L.P. to assist in the marketing and sale of the conversion stock, including a possible syndicated offering.

Subscription Interest (cont.)

Based on the size of the offering, recent banking conditions, current market conditions, historical local market interest, the terms of the offering and recent subscription levels for second stage offerings, we believe that a downward adjustment is warranted for the Bank's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription and community offering and, if required, a subsequent syndicated offering with the assistance of Sandler O'Neill & Partners, L.P. The stock of the Corporation will continue to be traded on the Nasdaq National Market.

The Bank's total public offering is considerably smaller in size than the average market value of the comparable group. The comparable group has an average market value of $50.9 million for the stock outstanding compared to a midpoint public offering of $27.9 million for the Corporation, less ESOP and the estimated 33,500 shares to be purchased by officers and directors. The Corporation's public market capitalization will be approximately 54.8 percent of the size of the public market capitalization of the comparable group. Of the ten institutions in the comparable group, all trade on Nasdaq with those ten institutions indicating an average daily trading volume of 980 shares during the last four quarters.

The comparable group has an average of 3,576,107 shares outstanding compared to 5,875,000 shares outstanding for the Corporation.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, we have concluded that no adjustment to the Corporation's pro forma market value is warranted relative to the liquidity of its stock.

MANAGEMENT

The president and chief executive officer of United Community is William F. Ritzmann, who is also a director. Mr. Ritzmann has served as chief executive officer since the merger of Perpetual Federal and Progressive Federal in 1999, serving as a director, president and managing officer of Progressive Federal for 23 years and prior to the merger. Elmer G. McLaughlin is executive vice president, chief operating officer and director of United Community, positions he has held since the merger of Perpetual Federal and Progressive Federal. Prior to the merger, Mr. McLaughlin served as president of Perpetual Federal for nine years and then as executive vice president, head of operations and senior loan officer prior from 1978 until 1990. Vicki A. March is chief financial officer, treasurer, and senior vice president of United Community, positions she has held since 1999. James W. Kittle is senior vice president and chief loan officer of the Bank, a position he has held since 1980. W. Michael McLaughlin is senior vice president in charge of operations, a position he has held since 1983. Mr. W. Michael McLaughlin is the brother of Elmer G. McLaughlin.

During its five most recent fiscal years, United Community has been able to maintain its loan base in its competitive market area, generating a net interest margin slightly below recent industry averages. Deposits indicated higher than average growth, strengthened in 2010 by the Bank's purchase of three branches with $53.3 million in deposits. The Bank's asset quality position has experienced volatility from June 30, 2008, to June 30, 2012, with nonperforming assets increasing from June 30, 2008, to June 30, 2011, and then experiencing a significant increase from June 30, 2010, to June 30, 2011, followed by a decrease from June 30, 2011, to June 30, 2012. United Community's interest rate risk has been minimal, primarily as a result of its predominance of adjustable-rate loans. The Bank's earnings and return on assets improved in 2009 and 2010, then decreased in 2011, due to higher provisions, and remained stable in 2012, while its net interest margin has been below industry averages, but management is confident that the Bank is well positioned for continued growth and enhanced profitability following its second stage offering.

Management (cont.)

Overall, we believe the Bank to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a second stage offering continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry's problems with delinquent loans, dependence on interest rate trends, volatility in the stock market and recent legislation related to the regulation of financial institutions and their ability to generate selected income.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in this offering. In our opinion, recent market trends cause us to conclude that a small new issue discount is warranted in the case of this second stage offering. Consequently, at this time we have made a small downward adjustment to the Corporation's pro forma market value related to a new issue discount.

VI. VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry. As earnings in the thrift industry improved in 2001 to 2007, more emphasis was placed on the price to earnings method, particularly considering increases in stock prices during those years. During the past few years, however, as provision for loan losses have increased significantly resulting in losses in the industry, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of the Corporation, primary emphasis has been placed on the price to book value method, with additional analytical and correlative attention to the price to core earnings method.

In recognition of the volatility and variance in earnings, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the "midpoint value".

In applying each of the valuation methods, consideration was given to the adjustments to the Bank's pro forma market value discussed in Section V. Downward adjustments were made for the Bank's earnings performance, financial condition, marketing of the issue and subscription interest. No adjustments were made for the Bank's liquidity of the stock, dividend payments, management, asset, loan and deposit growth, and market area.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution's performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 76.68 percent and 72.73 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 53.72 percent (Mutual First Financial, Inc.) to a high of 112.32 percent (First Capital, Inc.). The comparable group had higher average and median price to tangible book value ratios of 82.45 percent and 74.36 percent, respectively, with a range of 54.87 percent to 125.44 percent. Excluding the low and the high in the group, the comparable group's price to book value range narrowed to a low of 60.05 percent and a high of 99.91 percent, and the comparable group's price to tangible book value range also narrowed moderately from a low of 67.56 percent to a higher of 100.43 percent.

Price to Book Value Method (cont.)

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a fully converted pro forma price to book value ratio of 60.94 percent and a price to tangible book value ratio of 63.75 percent at the midpoint. The price to book value ratio increases from 54.35 percent at the minimum to 73.21 percent at the super maximum, while the price to tangible book value ratio increases from 56.98 percent at the minimum to 76.26 percent at the super maximum.

The Corporation's pro forma price to book value and price to tangible book value ratios of 60.94 percent and 63.75 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank's capitalization and asset quality position, local market and public ownership, as well as subscription interest in thrift stocks and overall market and economic conditions. The Corporation's ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 14.89 percent compared to 11.92 percent for the comparable group. Based on the price to book value ratio and the Corporation's total equity of $54,988,000 at June 30, 2012, the indicated pro forma market value of the Corporation using this approach is $47,000,000 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

The basis of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3, United Community's after tax net earnings for the year ended June 30, 2012, were $1,989,000, and the Corporation's after tax core earnings for that period were a lower $1,211,000 as indicated in Exhibit 7, which is the earnings base recognized in the price to earnings method.

In determining the price to core earnings multiple, we reviewed the range of price to core earnings and price to net earnings multiples for the comparable group and all publicly traded

Price to Earnings Method (cont.)

thrifts. The average price to core earnings multiple for the comparable group was 18.11, while the median was 15.08. The average price to net earnings multiple was a higher 18.56 and the median multiple was 16.95. The comparable group's price to core earnings multiple was higher than the 12.12 average multiple for all publicly traded, FDIC-insured thrifts and higher than their median of 12.83. The range in the price to core earnings multiple for the comparable group was from a low of 13.03 (Mutual First Financial, Inc.) to a high of 31.57 (First Clover Leaf Financial Corp.). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 13.42 to a high of 27.58 times earnings for eight of the ten institutions in the group, indicating a considerable narrowing at the upper end of the range and a modest narrowing at the lower end of the range.

Consideration was given to the adjustments to the Corporation's pro forma market value discussed in Section V. In recognition of those adjustments, we have determined a price to core earnings multiple of 34.24 at the midpoint. Based on United Community's core earnings of $1,211,000 for year ended June 30, 2012, (reference Exhibit 50), the pro forma market value of the Corporation using the price to earnings method is $47,000,000 at the midpoint.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used, since the calculation incorporates neither an institution's equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.

Price to Assets Method (cont.)

Exhibit 49 indicates that the average price to assets ratio for the comparable group was 9.13 percent and the median was 9.43 percent. The range in the price to assets ratios for the comparable group varied from a low of 4.98 percent (Mutual First Financial Inc.) to a high of 12.75 percent (First Capital Inc.). The range narrows moderately with the elimination of the two extremes in the group to a low of 5.80 percent and a high of 12.46 percent.

Consistent with the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 9.13 percent at the midpoint, which ranges from a low of 7.77 percent at the minimum to 11.82 percent at the super maximum. Based on the Bank's June 30, 2012, asset base of $495,903,000, the indicated pro forma market value of the Corporation using the price to assets method is $47,000,000 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the fully converted valuation approaches. At the midpoint value, the price to book value ratio of 60.84 percent for the Corporation represents a discount of 20.65 percent relative to the comparable group and decreases to a discount of 4.68 percent at the super maximum. The price to core earnings multiple of 34.18 at the midpoint represents a premium of 88.74 percent relative to the comparable group, increasing to a premium of 140.92 percent at the super maximum. The price to assets ratio of 9.07 percent at the midpoint represents a discount of 0.68 percent, increasing to a premium of 29.40 percent at the super maximum.

It is our opinion that as of August 10, 2012, the pro forma market value of the Corporation is $47,000,000 at the midpoint, representing 5,875,000 shares at $8.00 per share. The pro forma valuation range of the Corporation is from a minimum of $39,950,000 or

4,993,750 shares at $8.00 per share to a maximum of $54,050,000 or 6,756,250 shares at $8.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, is $62,157,500 or 7,769,688 shares at $8.00 per share.

Our valuation assumptions, process and conclusions recognize that minority public shareholders collectively own 40.6 percent of the Bank's outstanding shares, and that the current offering contemplates the sale of the 59.4 percent of the outstanding shares currently owned by United Community MHC. At the conclusion of the stock offering, the Corporation will own all the common stock of United Community Bank in conjunction with the completion of the second stage offering. As indicated in Exhibit 49, in the second stage conversion, each minority share will be exchanged for 0.7500 shares of the Corporation at the midpoint of the offering range, with that exchange ratio being 0.6375 shares, 0.8625 shares and 0.9919 shares at the minimum, maximum and adjusted maximum of the offering range, respectively.

The appraised value of United Community Bancorp, as of August 10, 2012, is $47,000,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

UNITED COMMUNITY BANCORP AND SUBSIDIARIES
LAWRENCEBURG, INDIANA

Consolidated Balance Sheets
At June 30, 2012
(In thousands)

ASSETS		
Cash and due from banks	$	29,079
Investment securities:		
Securities available-for-sale - at estimated market value		21,275
Securities held-to-maturity - at amortized cost		493
Mortgage-backed securities available-for-sale - at estimated market value		124,621
Total investment securities		146,389
Loans receivable, net		283,154
Loans available-for-sale		393
Property and equipment, net		7,062
Federal Home Loan Bank stock, at cost		6,588
Accrued interest receivable:		
Loans		1,137
Investments and mortgage-backed securities		585
Other real estate owned, net		197
Cash surrender value of life insurance policies		10,010
Deferred income taxes		3,004
Prepaid expenses and other assets		4,913
Goodwill		2,522
Intangible asset		870
Total assets	$	495,903
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits	$	426,967
Advance from FHLB		10,833
Accrued interest on deposits		33
Accrued interest on FHLB advance		8
Advances from borrowers for payment of insurance and taxes		325
Accrued expenses and other liabilities		2,749
Total liabilities		440,915
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued	$	--
Common stock, $0.01 par value; 19,000,000 shares authorized, 8,464,000 shares outstanding at June 30, 2012		36
Additional paid-in capital		36,958
Retained earnings		27,060
Less shares purchased for stock plans		(2,416)
Treasury stock, at cost - 623,618 shares at June 30, 2012		(7,122)
Accumulated other comprehensive income:		
Unrealized gain on securities available-for-sale, net of income taxes		472
Total stockholders' equity		54,988
Total liabilities and stockholders' equity	$	495,903

Source: United Community Bancorp and Subsidiaries' audited financial statements

EXHIBIT 2

UNITED COMMUNITY BANCORP AND SUBSIDIARIES
LAWRENCEBURG, INDIANA

Consolidated Balance Sheets
At June 30, 2008, through June 30, 2011
(In thousands)

	June 30, 2011	June 30, 2010	June 30, 2009	June 30, 2008
ASSETS				
Cash and cash equivalents	$ 31,159	$ 32,023	$ 27,004	$ 35,710
Investment securities:				
Securities available-for-sale - at estimated market value	49,230	62,089	46,769	13,816
Securities held-to-maturity - at amortized cost (market approximates cost)	564	631	175	200
Mortgage-backed securities available-for-sale - at estimated market value	74,119	57,238	29,713	24,211
Loans receivable, net	285,877	307,237	272,270	284,352
Loans available-for-sale	196	364	2,193	152
Property and equipment, net	7,396	7,513	6,011	6,320
Federal Home Loan Bank stock, at cost	2,507	2,016	2,016	1,926
Accrued interest receivable:				
Loans	1,291	1,573	1,259	1,090
Investments and mortgage-backed securities	681	717	486	261
Other real estate owned, net	139	297	1,940	2,895
Cash surrender value of life insurance policies	7,882	7,109	6,826	6,570
Deferred income taxes	2,880	4,633	2,700	3,092
Goodwill	2,522	2,522	--	--
Intangible asset	1,028	1,400	--	--
Prepaid expenses and other assets	5,060	3,316	2,217	2,131
Total assets	$ 472,531	$ 490,678	$ 401,579	$ 382,726
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Deposits	$ 413,091	$ 430,180	$ 339,616	$ 320,774
Advance from FHLB	1,833	2,833	3,833	4,833
Accrued interest on deposits	44	119	15	77
Accrued interest on FHLB advance	3	7	8	10
Advances from borrowers for payment of insurance and taxes	230	168	179	287
Accrued expenses and other liabilities	3,184	3,317	2,849	2,256
Total liabilities	418,385	436,624	346,500	328,237
STOCKHOLDERS' EQUITY				
Preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued	--	--	--	--
Common stock, $0.01 par value; 19,000,000 shares authorized 7,908,863 shares, 8,464,000, 7,845,554 shares and 7,840,382 shares issued at June 30, 2008, 2009, 2010 and 2011, respectively	36	36	36	36
Additional paid-in capital	37,089	36,995	36,791	37,965
Retained earnings	26,435	26,622	28,204	28,581
Less shares purchased for stock plans	(2,775)	(3,042)	(3,254)	(5,057)
Treasury stock, at cost - 561,365, 606,026, 618,446 and 623,618 at June 30, 2008, 2009, 2010 and 2011, respectively	(7,091)	(7,054)	(6,974)	(6,649)
Accumulated other comprehensive income:				
Unrealized gain (Loss) on securities available-for-sale, net of income taxes	452	497	276	(387)
Total stockholders' equity	54,146	54,054	55,079	54,489
Total liabilities and stockholders' equity	$ 472,531	$ 490,678	$ 401,579	$ 382,726

Source: United Community Bancorp and Subsidiaries' audited financial statements

EXHIBIT 3

UNITED COMMUNITY BANCORP AND SUBSIDIARIES
LAWRENCEBURG, INDIANA

Consolidated Statement of Income
For the Year Ended June 30, 2012
(In thousands)

Interest income:		
Loans	$	15,159
Investments and mortgage-backed securities		3,027
Total interest income		18,186
Interest expense:		
Deposits		4,176
Borrowed funds		112
Total interest expense		4,288
Net interest income		13,898
Provision for loan losses		3,662
Net interest income after provision for loan losses		10,236
Other income:		
Service charges		2,423
Gain on sale of loans		505
Gain on sale of investments		1,464
Gain on sale of other real estate owned		(9)
Income from Bank Owned Life Insurance		321
Other		273
Total other income		4,977
Other expense:		
Compensation and employee benefits		6,826
Premises and occupancy expense		1,317
Deposit insurance premium		281
Advertising expense		379
Data processing expense		1,356
Provision for loss on real estate owned		47
Intangible amortization		158
Other operating expenses		2,072
Total other expense		12,436
Income before income taxes		2,777
Income tax provision		788
Net income	$	1,989

Source: United Community Bancorp and Subsidiaries' audited financial statement

EXHIBIT 4

UNITED COMMUNITY BANCORP AND SUBSIDIARIES
LAWRENCEBURG, INDIANA

Consolidated Statements of Income
For the Years Ended June 30, 2008 through 2011
(In thousands)

	Year Ended June 30,			
	2011	2010	2009	2008
Interest income:				
Loans	$ 16,958	$ 16,334	$ 17,784	$ 18,663
Investments and mortgage-backed securities	2,888	2,602	2,128	2,952
Total interest income	19,846	18,936	19,912	21,615
Interest expense:				
Deposits	5,516	6,321	7,766	11,316
Borrowed funds	71	108	140	37
Total interest expense	5,587	6,429	7,906	11,353
Net interest income	14,259	12,507	12,006	10,262
Provision for loan losses	4,140	4,847	2,447	4,718
Net interest income after provision for loan losses	10,119	7,660	9,559	5,544
Other income (loss):				
Service charges	2,392	1,988	1,776	1,374
Gain on sale of loans	519	278	526	25
Gain (loss) on sale of investments	584	311	(183)	(35)
Gain on sale of land	(10)	34	--	275
Income from Bank Owned Life Insurance	274	282	256	208
Other	279	664	412	350
Total other income	4,038	3,557	2,787	2,197
Other expense:				
Compensation and employee benefits	6,610	6,040	5,659	5,703
Premises and occupancy expense	1,325	1,101	1,074	952
Deposit insurance premium	775	740	457	71
Advertising expense	408	378	296	300
Data processing expense	1,161	899	241	251
Provision for loss on sale of real estate owned	--	510	--	--
ATM service fees	--	--	430	356
Loss on other than temporary impairment of investments	--	--	--	101
Provision for loss on sale of other real estate owned	--	--	770	125
Acquisition expense	38	439	--	--
Intangible amortization	372	--	--	--
Other operating expenses	1,797	2,091	2,523	1,991
Total other expense	12,486	12,198	11,450	9,850
Income (loss) before income taxes	1,671	(981)	896	(2,109)
Provision (benefit) for income taxes	501	(569)	177	(653)
Net income (loss)	$ 1,170	$ (412)	$ 719	$ (1,456)

Source: United Community Bancorp and Subsidiaries' audited financial statements

EXHIBIT 5

Selected Financial Information
At June 30, 2008 through 2012

	At June 30,				
	2012	2011	2010	2009	2008
	(In thousands)				
Selected Financial Condition Data:					
Total assets	$ 495,903	$ 472,531	$ 490,678	$ 401,579	$ 382,726
Cash and cash equivalents	29,079	31,159	32,023	27,004	35,710
Securities held-to-maturity	493	564	631	175	200
Securities available-for-sale	21,275	49,230	62,089	46,769	13,816
Mortgage-backed securities available-for-sale	124,621	74,119	57,238	29,713	24,211
Loans receivable, net	283,154	285,877	307,237	272,270	284,352
Deposits	426,967	413,091	430,180	339,616	320,774
Advances from Federal Home Loan Bank	10,833	1,833	2,833	3,833	4,833
Stockholders' equity	54,988	54,146	54,054	55,079	54,489

Source: United Community Bancorp's Prospectus

EXHIBIT 5

EXHIBIT 6

Income and Expense Trends
For the Years Ended June 30, 2008 through 2012

	For the Years Ended June 30,				
	2012	2011	2010	2009	2008
	(In thousands)				
Selected Operating Data:					
Interest income	$ 18,186	$ 19,846	$ 18,936	$ 19,912	$ 21,615
Interest expense	4,288	5,587	6,429	7,906	11,353
Net interest income	13,898	14,259	12,507	12,006	10,262
Provision for loan losses	3,662	4,140	4,847	2,447	4,718
Net interest income after provision for loan losses	10,236	10,119	7,660	9,559	5,544
Other income	4,977	4,038	3,557	2,787	2,197
Other expense	12,436	12,486	12,198	11,450	9,850
Income (loss) before income taxes	2,777	1,671	(981)	896	(2,109)
Provision (benefit) for income taxes	788	501	(569)	177	(653)
Net income (loss)	$ 1,989	$ 1,170	$ (412)	$ 719	$ (1,456)

Source: United Community Bancorp's Prospectus

EXHIBIT 6

EXHIBIT 7

Normalized Earnings Trends
Twelve Months Ended June 30, 2012

	Twelve Months Ended June 30, 2012
Net income before taxes	$ 2,778,000
Provision for loan losses adjustment	377,000
Gains on sale of investments adjustment	(168,000)
Gain on sale of loans	(1,295,000)
Normalized earnings before taxes	1,692,000
Taxes	481,000 [1]
Normalized earnings after taxes	$ 1,211,000

[1] Based on current effective tax rate of 28.40 percent.

Source: United Community Bank's audited financial statements

EXHIBIT 8

Performance Indicators
At or for the Years Ended June 30, 2008 through 2012

	Years Ended June 30,				
	2012	2011	2010	2009	2008
Performance Ratios:					
Return on average assets	0.41%	0.24%	(0.10)%	0.18%	(0.38)%
Return on average equity	3.62%	2.17%	(0.74)%	1.31%	(2.48)%
Interest rate spread [(1)]	3.05%	3.04%	2.97%	3.04%	2.43%
Net interest margin [(2)]	3.10%	3.11%	3.12%	3.25%	2.85%
Noninterest expense to average assets	2.57%	2.56%	2.87%	2.92%	2.58%
Efficiency ratio [(3)]	65.89%	68.24%	75.93%	77.40%	79.06%
Average interest-earning assets to average interest-bearing liabilities	105.27%	106.31%	109.47%	110.34%	112.97%
Average equity to average assets	11.35%	11.04%	13.03%	14.02%	15.41%
Dividend payout ratio [(4)]	68.58%	115.98%	N/M	152.43%	N/M
Capital Ratios:					
Tangible capital	9.24%	9.80%	9.12%	12.08%	13.00%
Core capital	9.24%	9.80%	9.12%	12.08%	13.00%
Total risk-based capital	19.05%	17.47%	14.30%	18.40%	20.51%
Asset Quality Ratios:					
Nonperforming loans as a percent of total loans	5.60%	7.08%	5.47%	2.15%	2.57%
Nonperforming loans as a percent of total assets	1.95%	4.36%	3.52%	2.15%	2.57%
Allowance for loan losses as a percent of total loans	1.95%	1.83%	2.54%	1.52%	1.59%
Allowance for loan losses as a percent of nonperforming loans	34.79%	25.90%	46.47%	70.51%	61.98%
Net charge-offs to average outstanding loans during the period	1.19%	2.30%	0.38%	1.00%	1.06%

N/M - Not meaningful.

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost on average interest-bearing liabilities.

(2) Represents net interest income as a percent of average interest-earning assets.

(3) Represents other expense divided by the sum of net interest income and other income.

(4) Represents dividends declared (excluding waived dividends) divided by net income.

Source: United Community Bancorp's Prospectus

EXHIBIT 8

EXHIBIT 9

Volume/Rate Analysis
For the Years Ended June 30, 2012 and 2011

	Year Ended June 30, 2012 vs. 2011		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(Dollars in thousands)		
Interest and dividend income:			
Loans	$ (686)	$ (1,113)	$ (1,799)
Investment securities	203	(56)	147
Other interest-earning assets	(5)	(3)	(8)
Total interest-earning assets	$ (488)	$ (1,172)	$ (1,660)
Interest expense:			
Deposits	$ (114)	$ (1,226)	$ (1,340)
FHLB advances	110	(69)	41
Total interest-bearing liabilities	(4)	(1,295)	(1,299)
Net change in interest income	$ (484)	$ 123	$ (361)

	Year Ended June 30, 2011 vs. 2010		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(Dollars in thousands)		
Interest and dividend income:			
Loans	$ 1,406	$ (782)	$ 624
Investment securities	1,029	(749)	280
Other interest-earning assets	(1)	7	6
Total interest-earning assets	$ 2,434	$ (1,524)	$ 910
Interest expense:			
Deposits	$ 1,142	$ (1,947)	$ (805)
FHLB advances	(32)	(5)	(37)
Total interest-bearing liabilities	1,110	(1,952)	(842)
Net change in interest income	$ 1,324	$ 428	$ 1,752

Source: United Community Bancorp's Prospectus

EXHIBIT 10

Yield and Cost Trends
For the Years Ended June 30, 2010, 2011 and 2012

	Years Ended June 30,		
	2012	2011	2010
	Yield/ Rate	Yield/ Rate	Yield/ Rate
Assets:			
Interest-earning assets:			
Loans	5.33%	5.72%	5.95%
Investment securities	2.21%	2.25%	2.84%
Other interest-earning assets	0.05%	0.06%	0.04%
Total interest-earning assets	4.06%	4.34%	4.72%
Liabilities and equity:			
Interest-bearing liabilities:			
NOW and money market deposit account	0.40%	0.53%	0.64%
Passbook accounts	0.37%	0.42%	0.32%
Certificates of deposit	1.69%	2.11%	2.88%
Total interest-bearing deposits	1.00%	1.29%	1.74%
FHLB advances	1.88%	3.04%	3.24%
Total interest-bearing liabilities	1.01%	1.30%	1.76%
Interest rate spread	3.05%	3.04%	2.96%
Net interest margin	3.10%	3.11%	3.12%
Average interest-earning assets to average interest-bearing liabilities	105.27%	106.31%	109.51%

Source: United Community Bancorp's Prospectus

EXHIBIT 11

Economic Value of Equity (EVE)
At June 30, 2012

Change in Interest Rates (Basis Points)	Economic Value of Equity			EVE As % of Assets
	$ Amount	$ Change	% Change	NPV Ratio
	(Dollars in thousands)			
300	$ 44,300	$ (16,896)	(27.61)%	9.50
200	48,662	(12,534)	(20.48)%	10.18
100	56,536	(4,660)	(7.61)%	11.46
--	61,196	--	--	12.08
(100)	65,083	3,887	6.35%	12.60
(200)	58,396	(2,800)	(4.58)%	11.44

Source: United Community Bancorp's Prospectus

EXHIBIT 12

Loan Portfolio Composition
At June 30, 2008 through 2012

	At June 30,									
	2012		2011		2010		2009		2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Residential Real Estate:										
One-to four-family	$ 139,522	48.4%	$ 131,153	45.1%	$ 137,473	43.6%	$ 124,391	44.9%	$ 134,965	46.5%
Multi-family	42,325	14.7%	46,296	15.9%	46,777	14.8%	47,060	17.0%	43,671	15.1%
Construction	1,189	0.4%	1,084	0.4%	1,566	0.5%	1,609	0.6%	2,493	0.9%
Nonresidential real estate	59,123	20.5%	65,156	22.4%	77,568	24.6%	66,970	24.2%	66,940	23.1%
Land	3,441	1.2%	3,985	1.4%	5,401	1.7%	5,059	1.7%	6,298	2.1%
Commercial business	3,854	1.3%	4,860	1.7%	5,513	1.8%	4,439	1.6%	6,062	2.1%
Agricultural	3,150	1.1%	1,661	0.5%	1,831	0.6%	--	--	--	--
Consumer:										
Home equity	31,242	10.9%	32,048	11.0%	29,301	9.3%	21,591	7.8%	19,608	6.7%
Auto	1,820	0.6%	2,275	0.8%	1,617	0.5%	1,761	0.6%	1,960	0.7%
Share loans	1,200	0.4%	1,354	0.5%	1,369	0.4%	1,272	0.5%	1,382	0.5%
Other	1,333	0.5%	962	0.3%	6,838	2.2%	3,150	1.1%	6,547	2.3%
Total consumer loans	35,595	12.4%	36,639	12.6%	39,125	12.4%	27,774	10.0%	29,497	10.2%
Total loans	$ 288,199	100.0%	$ 290,834	100.0%	$ 315,254	100.0%	$ 277,302	100.0%	$ 289,926	100.0%
Less (Plus):										
Deferred loan costs, net	(924)	--	(711)	--	(496)	--	(412)	--	(381)	--
Undisbursed portion of loans in process	355	--	333	--	494	--	1,231	--	1,184	--
Allowance for losses	5,614	--	5,335	--	8,019	--	4,213	--	4,619	--
Loans, net	$ 283,154	--	$ 285,877	--	$ 307,237	--	$ 272,270	--	$ 284,504	--

Source: United Community Bancorp's Prospectus

EXHIBIT 12

EXHIBIT 13

Loan Maturity Schedule
At June 30, 2012

	Less than one year	More than one year to five years	More than five years	Total
		(Dollars in thousands)		
At June 30, 2012				
One- to four-family residential real estate	$ 51,892	$ 56,632	$ 30,998	$ 139,522
Multi-family real estate	19,120	22,086	1,119	42,325
Construction	914	20	255	1,189
Nonresidential real estate	35,397	20,489	3,237	59,123
Land	892	2,228	321	3,441
Consumer	32,095	2,040	1,460	35,595
Agricultural	943	2,077	130	3,150
Commercial	1,612	1,967	275	3,854
Total	$ 142,865	$ 107,539	$ 37,795	$ 288,199

	June 30, 2012		
	Fixed Rates	Floating or Adjustable Rates	Total
		(Dollars in Thousands)	
One- to four-family residential real estate	$ 43,783	$ 95,739	$ 139,522
Multi-family real estate	6,580	35,745	42,325
Construction	910	279	1,189
Nonresidential real estate	12,759	46,364	59,123
Land	1,268	2,173	3,441
Consumer	2,687	32,908	35,595
Agricultural	831	2,319	3,150
Commercial	1,583	2,271	3,854
Total Loans	$ 70,401	$ 217,798	$ 288,199

Source: United Community Bancorp's Prospectus

EXHIBIT 14

Loan Originations and Purchases
For the Years June 30, 2010, 2011 and 2012

	Years Ended June 30,		
	2012	2011	2010
		(In thousands)	
Total loans at beginning of period	$ 290,834	$ 315,254	$ 277,302
Loans originated:			
One- to four-family residential real estate	$ 51,501	$ 34,975	$ 39,085
Land	243	557	3,975
Multi-family residential real estate	3,236	1,450	1,446
Nonresidential real estate	3,585	1,472	923
Construction	985	12,910	4,153
Commercial business	2,163	12,456	8,409
Consumer	9,690	2,164	4,170
Total loans originated	71,403 (1)	65,984 (1)	62,161 (1)
Deduct:			
Loan principal repayments	58,678	70,918	42,991
Loans disbursed for sale	15,360	19,486	25,131
Net loan activity, net of acquisition	(2,635)	(24,420)	37,952
Total loans at the end of period	$ 288,199	$ 290,834	$ 315,254

(1) Includes loan renewals, refinanced loans and restructured loans.

Source: United Community Bancorp's Prospectus

EXHIBIT 15

Delinquent Loans
At June 30, 2010, 2011 and 2012

	At June 30,					
	2012		2011		2010	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
			(Dollars in thousands)			
Residential real estate:						
One- to four-family	$ 1,389	$ 262	$ 1,155	$ 1,093	$ 1,083	$ 515
Multi-family	--	--	--	--	--	--
Nonresidential real estate and land	225	--	732	307	648	3,598
Consumer and other loans	212	232	665	187	728	337
Total	$1,826	$494	$2,552	$1,587	$2,459	$4,450

Source: United Community Bancorp's Prospectus

EXHIBIT 15

EXHIBIT 16

Nonperforming Assets
At June 30, 2008 through 2012

	At June 30,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Nonaccrual loans:					
One- to four-family residential real estate	$ 2,412	$ 1,652	$ 1,533	$ 1,943	$ 853
Multi-family real estate	2,034	1,742	4,506	1,065	3,072
Nonresidential real estate and land	1,106	566	1,455	386	2,885
Commercial	240	240	--	--	--
Consumer	508	240	155	84	642
Total nonaccrual loans	6,300	4,440	7,649	3,478	7,452
Nonaccrual restructured loans:					
One- to four-family residential real estate	2,601	1,653	903	--	--
Multi-family residential	4,251	10,358	3,739	1,427	--
Nonresidential real estate and land	2,987	4,146	4,966	1,063	--
Total nonaccrual restructured loans	9,839	16,157	9,608	2,496	--
Total nonperforming loans	16,139	20,597	17,257	5,974	7,452
Real estate owned	197	139	297	1,940	2,895
Total nonperforming assets	$ 16,336	$ 20,736	$ 17,554	$ 7,914	$ 10,347
Accruing restructured loans	13,211	8,768	5,003	2,646	--
Accruing restructured loans and nonperforming assets	$ 29,547	$ 29,504	$ 22,557	$ 10,560	$ 10,347
Total nonperforming loans to total loans	5.60%	7.08%	5.47%	2.15%	2.57%
Total nonperforming loans to total assets	3.26%	4.36%	3.52%	1.49%	1.95%
Total nonperforming assets to total assets	3.30%	4.39%	3.58%	1.97%	2.70%

Source: United Community Bancorp's Prospectus

EXHIBIT 17

Classified Assets
At June 30, 2011 and 2012

	At June 30,	
	2012	2011
	(In thousands)	
Special mention assets	$ 11,715	$ 13,488
Substandard assets	32,074	28,455
Doubtful assets	--	--
Loss assets	--	--
Total classified assets	$ 32,074	$ 28,455

Source: United Community Bancorp's Prospectus

EXHIBIT 18

Allowance for Loan Losses
For the Years Ended June 30, 2008 through 2012

	2012	2011	2010	2009	2008
	Years Ended June 30, (Dollars in thousands)				
Allowance at beginning of period	$ 5,335	$ 8,019	$ 4,213	$ 4,619	$ 2,671
Provision for loan losses	3,662	4,140	4,847	2,447	7,818
Charge-offs:					
One- to four-family residential real estate	529	803	124	101	343
Land	8	--	--	2,537	--
Nonresidential real estate	1,804	3,065	33	--	2,440
Multi-family residential real estate	1,233	2,008	834	51	--
Consumer and other loans	325	997	96	182	--
Total charge-offs	3,899	6,873	1,087	2,871	2,783
Recoveries:					
One- to four-family residential real estate	135	26	2	5	--
Nonresidential real estate and land	4	7	19	--	--
Multi-family residential real estate	256	--	5	--	--
Consumer and other loans	121	16	20	13	13
Total recoveries	516	49	46	18	13
Net charge-offs	(3,383)	(6,824)	(1,041)	(2,853)	(2,770)
Loss on restructuring of loan	--	--	3	51	--
Allowance at end of period	$ 5,614	$ 5,335	$ 8,019	$ 4,213	$ 4,619
Allowance to nonperforming loans	34.64%	25.90%	46.47%	70.51%	62.00%
Allowance to total loans outstanding at end of the period	1.95%	1.83%	2.54%	1.52%	1.59%
Net charge-offs to average loans outstanding during the period	1.19%	2.30%	0.38%	1.00%	1.06%

Source: United Community Bancorp's Prospectus

EXHIBIT 18

EXHIBIT 19

Investment Portfolio Composition
At June 30, 2010, 2011 and 2012

	At June 30,					
	2012		2011		2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Securities available-for-sale						
U.S. government agency bonds	$ --	$ --	$ 28,817	$ 28,856	$ 49,157	$ 49,369
Municipal bonds	20,548	21,148	19,744	20,244	12,538	12,591
Other equity securities	210	127	210	130	211	129
Mortgage-backed securities	124,354	124,621	73,827	74,119	56,669	57,238
Total	$ 145,112	$ 145,896	$ 122,598	$ 123,349	$ 118,575	$ 119,327
Securities held-to-maturity:						
Municipal bonds	$ 493	$ 493	$ 564	$ 564	$ 631	$ 631

EXHIBIT 19

Source: United Community Bancorp's Prospectus

EXHIBIT 20

Mix of Deposits
At June 30, 2010, 2011 and 2012

	At June 30,					
	2012		2011		2010	
	(Dollars in thousands)					
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Demand deposit accounts	$ 119,383	28.0%	$ 112,228	27.2%	$ 103,216	24.0%
Passbook accounts	80,023	18.7%	70,137	17.0%	53,989	12.6%
Money market deposit accounts	36,212	8.5%	34,386	8.3%	55,062	12.8%
Certificates of deposit	191,349	44.8%	196,340	47.5%	217,913	50.7%
Total	$ 426,967 [1][3]	100.0%	$ 413,091 [2][4]	100.0%	$ 430,180 [2][4]	100.0%

(1) Includes $103.1 million in municipal deposits.
(2) Includes $121.6 million in municipal deposits.
(3) $35.6 million in investments are pledged to secure the municipal deposits at June 30, 2012.
(4) $55.7 million in investments are pledged to secure the municipal deposits at June 30, 2011.

Source: United Community Bancorp's Prospectus

EXHIBIT 21

Certificates of Deposit By Rate and Maturity
At June 30, 2012

	June 30, 2012						
	Amount Due						
	Less Than One Year	More Than One Year To Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	Percent of Total Certificate of Deposit Accounts
	(In thousands)						
Interest rate:							
0.00% - 1.00%	$ 58,066	$ 13,561	$ 30	$ --	$ --	$ 71,657	37.4%
1.01% - 2.00%	44,332	12,033	9,095	795	2,252	68,507	35.8%
2.01% - 3.00%	11,151	10,718	9,102	2,416	7,121	40,508	21.2%
3.01% - 4.00%	1,992	1,326	4,171	577	145	8,211	4.3%
4.01% - 5.00%	1,747	313	--	36	13	2,109	1.1%
5.01% - 6.00%	357	--	--	--	--	357	0.2%
Total	$ 117,645	$ 37,951	$ 22,398	$ 3,824	$ 9,531	$ 191,349	100.0%

EXHIBIT 21

EXHIBIT 22

Deposit Activity
And For the Years Ended June 30, 2010, 2011 and 2012

	Years Ended June 30,		
	2012	2011	2010
		(In thousands)	
Beginning balance	$ 413,091	$ 430,180	$ 339,616
Deposits assumed	--	--	53,277
Increase (decrease) before interest credited	9,700	(22,605)	30,966
Interest credited	4,176	5,516	6,321
Net increase in deposits	$ 13,876	$ (17,089)	$ 90,564
Ending balance	$ 426,967	$ 413,091	$ 430,180

Source: United Community Bancorp's Prospectus

EXHIBIT 23

Borrowed Funds Activity
For the Years Ended June 30, 2010, 2011, and 2012

	Years Ended June 30,		
	2012	2011	2010
	(In thousands)		
Maximum amount of advances outstanding at any month end during the period	$ 11,250	$ 2,833	$ 3,833
Average advances outstanding during the period:			
FHLB advances	5,949	2,333	3,333
Weighted average interest rate during the period:			
FHLB advances	1.88%	3.20%	3.20%
Balance outstanding at end of period:			
FHLB advances	$ 10,833	$ 1,833	$ 2,833
Weighted average interest rate at end of period:			
FHLB advances	1.74%	3.20%	3.20%

Source: United Community Bancorp's Prospectus

EXHIBIT 24

OFFICES OF UNITED COMMUNITY BANK
LAWRENCEBURG, INDIANA
As of June 30, 2012

Location	Owned or Leased	Year Opened/ Acquired	Date of Lease Expiration	Net Book Value as of June 30, 2012
Full Service Branch and Main Office:				
92 Walnut St Lawrenceburg, Indiana 47025	Owned	2004	--	$1,275,000
Full Service Branches:				
215 W. Eads Parkway Lawrenceburg, Indiana 47025	Owned	1914	--	$424,000
19710 Stateline Road Lawrenceburg, Indiana 47025	Owned	2000	--	$754,000
500 Green Boulevard Aurora, Indiana 47001	Owned	2006	--	$1,257,000
7600 Frey Road St. Leon, Indiana 47012	Owned	2007	--	$1,192,000
106 Mill Street Milan, Indiana 47031[(2)]	Owned	1990[(1)]	--	$387,000
420 South Buckeye Osgood, Indiana 47037[(2)]	Owned	1977[(1)]	--	$379,000
111 East U.S. 50 Versailles, Indiana 47042[(2)]	Owned	1983[(1)]	--	$371,000
Other Property				
Corner of State Route 350 & State Route 101 Milan, Indiana 47031	Owned [(2)]	Lot	--	$135,000
Corner of 4th and Main Street Lawrenceburg, Indiana 47025	Owned [(2)]	Lot		$77,000

(1) Acquired from Integra Bank National Association on June 4, 2010. "Year Opened" for these branches reflects the date the branch was originally opened (prior to being acquired by United Community Bank).
(2) Land only

Source: United Community Bancorp's Prospectus

EXHIBIT 25

DIRECTORS AND MANAGEMENT OF THE BANK
At June 30, 2012

Name	Position(s) Held with the Bank	Age	Director Since	Term Expires
Ralph B. Sprecher	Chairman	71	1993	2012
William F. Ritzmann	President and CEO	64	1975	2014
Elmer G. McLaughlin	Exeuctive Vice President and COO	60	1980	2013
James D. Humphrey	Director	54	2011	2012
Jerry W. Hacker	Director	69	1987	2012
Eugene B. Seitz, II	Director	56	1995	2013
G. Michael Seitz	Secretary and Director	65	1971	2013
Richard C. Strzynski	Director	64	1993	2014
Robert J. Ewbank	Director	63	1984	2014
Vicki A. March, CPA	Senior Vice President and Chief Financial Officer and Treasurer	56	--	--
James W. Kittle	Senior Vice President	54	--	--
W. Michael McLaughlin	Senior Vice President	53	--	--

Source: United Community Bancorp's Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Dearborn and Ripley Counties, Indiana and the United States
2000, 2010 and 2016

	2000	2010	2000-2010 % Change	2016	2010 2016 % Change
Population					
Dearborn County	46,109	50,047	8.5%	51,136	2.2%
Ripley County	26,523	28,818	8.7%	29,126	1.1%
Indiana	6,080,485	6,483,802	6.6%	6,655,672	2.7%
United States	281,421,906	308,745,538	9.7%	321,315,318	4.1%
Households					
Dearborn County	16,832	18,743	11.4%	19,274	2.8%
Ripley County	9,842	10,789	9.6%	10,937	1.4%
Indiana	2,336,306	2,502,154	7.1%	2,572,252	2.8%
United States	105,480,101	116,716,292	10.7%	121,712,803	4.3%
Per Capita Income					
Dearborn County	$ 20,998	$ 25,333	20.6%	--	--
Ripley County	17,559	21,123	20.3%	--	--
Indiana	20,010	22,806	14.0%	--	--
United States	21,587	26,059	20.7%	--	--
Median Household Income					
Dearborn County	$ 47,692	$ 55,994	17.4%	$ 58,487	4.5%
Ripley County	41,426	47,587	14.9%	51,869	9.0%
Indiana	40,566	44,613	10.0%	53,574	20.1%
United States	41,343	50,046	21.1%	57,536	15.0%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Dearborn and Ripley Counties, Indiana and the United States
2000 and 2010

Occupied Housing Units		2000	2010
Dearborn County		16,832	18,743
Ripley County		9,842	10,789
Indiana		2,532,319	2,502,154
United States		105,480,101	116,716,292

Occupancy Rate			
Dearborn County			
	Owner-Occupied	78.6%	78.5%
	Renter-Occupied	21.4%	21.5%
Ripley County			
	Owner-Occupied	76.8%	76.0%
	Renter-Occupied	23.2%	24.0%
Indiana			
	Owner-Occupied	71.4%	69.9%
	Renter-Occupied	28.6%	30.1%
United States			
	Owner-Occupied	66.2%	65.1%
	Renter-Occupied	33.8%	34.9%

Median Housing Values	2000	2010
Dearborn County	$ 120,600	$ 163,900
Ripley County	94,900	142,600
Indiana	94,300	123,300
United States	119,600	179,900

Median Rent	2000	2010
Dearborn County	$ 504	$ 652
Ripley County	478	675
Indiana	521	683
United States	602	855

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Dearborn and Ripley Counties, Indiana and the United States
2000 and 2010

	2000			
Industry Group	Dearborn County	Ripley County	Indiana	United States
Agriculture/Mining	0.7%	3.2%	1.4%	1.9%
Construction	8.9%	7.9%	6.6%	6.8%
Manufacturing	20.8%	32.8%	22.9%	14.1%
Wholesale/Retail	14.5%	12.9%	15.2%	15.3%
Transportation/Utilities	8.6%	5.3%	5.2%	5.2%
Finance, Insurance	1.8%	1.5%	2.1%	3.1%
& Real Estate				
Services	5.3%	4.1%	2.1%	6.9%
	39.4%	32.3%	46.6%	46.7%

	2010			
	Dearborn County	Ripley County	Indiana	United States
Agriculture/Mining	0.6%	3.1%	1.6%	1.9%
Construction	9.1%	7.5%	5.7%	6.2%
Manufacturing	17.8%	24.9%	18.3%	10.4%
Wholesale/Retail	15.7%	13.9%	14.3%	14.5%
Transportation/Utilities	5.6%	7.1%	5.1%	4.9%
Information	1.3%	1.3%	1.6%	2.2%
Finance, Insurance				
& Real Estate	5.6%	4.2%	5.4%	6.7%
Services	44.2%	38.0%	48.1%	53.2%

Source: Census Bureau

EXHIBIT 29

Unemployment Rates
Dearborn and Ripley Counties, Indiana and the United States
Indiana and the United States
For the Years 2008 through 2011 and through June 2012

Location	2008	2009	2010	2011	June 2012
Dearborn County	5.8%	9.9%	10.5%	8.9%	7.8%
Ripley County	5.9%	10.9%	10.9%	9.6%	8.6%
Indiana	5.8%	10.4%	10.1%	9.0%	8.3%
United States	5.8%	9.3%	9.6%	8.9%	8.4%

Source: Local Area Unemployment Statistics - U.S. Department of Labor

EXHIBIT 30

Market Share of Deposits
Dearborn and Ripley Counties
June 30, 2011

	Dearborn County Deposits ($000)	United Community Bank's Deposits ($000)	United Community Bank's Share (%)
Banks	$ 461,106	---	---
Thrifts	453,806	$ 357,379	78.8%
Total	$ 914,912	$ 357,379	39.1%

	Ripley County Deposits ($000)	United Community Bank's Deposits ($000)	United Community Bank's Share (%)
Banks	$ 535,640	---	---
Thrifts	141,811	$ 56,718	40.0%
Total	$ 677,451	$ 56,718	8.4%

	Total Deposits ($000)	United Community Bank's Deposits ($000)	United Community Bank's Share (%)
Banks	$ 996,746	---	---
Thrifts	595,617	$ 414,097	69.5%
Total	$ 1,592,363	$ 414,097	26.0%

Source: FDIC

EXHIBIT 31

National Interest Rates by Quarter
2007 - 2011

	1st Qtr. 2008	2nd Qtr. 2008	3rd Qtr. 2008	4th Qtr. 2008
Prime Rate	5.25%	5.00%	5.00%	3.25%
90-Day Treasury Bills	1.33%	1.86%	1.42%	0.04%
1-Year Treasury Bills	1.93%	2.46%	1.95%	0.40%
30-Year Treasury Notes	4.31%	4.53%	4.30%	2.69%

	1st Qtr. 2009	2nd Qtr. 2009	3rd Qtr. 2009	4th Qtr. 2009
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.23%	0.19%	0.18%	0.17%
1-Year Treasury Bills	0.59%	0.53%	0.60%	0.47%
30-Year Treasury Notes	4.16%	4.20%	4.30%	4.45%

	1st Qtr. 2010	2nd Qtr. 2010	3rd Qtr. 2010	4th Qtr. 2010
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.15%	0.12%	0.12%	0.11%
1-Year Treasury Bills	0.40%	0.34%	0.30%	0.27%
30-Year Treasury Notes	4.54%	4.46%	4.40%	4.33%

	1st Qtr. 2011	2nd Qtr. 2011	3rd Qtr. 2011	4th Qtr. 2011
Prime Rate	3.25%	3.25%	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%	0.09%	0.02%
1-Year Treasury Bills	0.22%	0.20%	0.10%	0.12%
30-Year Treasury Notes	3.90%	3.72%	2.90%	2.89%

	1st Qtr. 2012	2nd Qtr. 2012
Prime Rate	3.25%	3.25%
90-Day Treasury Bills	0.10%	0.10%
1-Year Treasury Bills	0.19%	0.19%
30-Year Treasury Notes	3.35%	2.76%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 32

THRIFT SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
PRICES AS OF JUNE 29, 2012

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
AKPB	Alaska Pacific Bancshares, Inc.	AK	OTC BB	8.20	0.45	1.17	269.84	0.61	7.02	7.02	26.40	27.70	3.03
SCBS	Southern Community Bancshares, Inc.	AL	Pink Sheet	6.87	(0.63)	0.45	104.85	0.00	15.30	12.93	60.22	60.22	6.55
SZBI	SouthFirst Bancshares, Inc	AL	Pink Sheet	1.75	0.60	(3.68)	163.31	0.00	(0.48)	(0.48)	16.17	16.24	1.07
FFBH	First Federal Bancshares of Arkansas, Inc.	AR	NASDAQ	8.10	1.73	(0.75)	28.77	0.00	(10.86)	(10.90)	224.67	224.67	28.15
BOFI	Bofl Holding, Inc.	CA	NASDAQ	19.76	5.16	2.61	209.06	N/A	7.57	7.33	107.85	107.85	9.45
BYFC	Broadway Financial Corporation	CA	NASDAQ	1.30	(0.93)	N/A	236.95	0.00	N/A	N/A	N/A	N/A	N/A
BANC	First PacTrust Bancorp, Inc.	CA	NASDAQ	11.86	(2.99)	(0.57)	95.63	N/A	(20.89)	(25.78)	91.96	91.96	12.40
KFFG	Kaiser Federal Financial Group, Inc.	CA	NASDAQ	14.78	2.53	0.79	100.66	N/A	18.78	18.78	87.94	87.94	14.68
MLGF	Malaga Financial Corp	CA	Pink Sheet	16.00	1.20	2.17	147.70	N/A	7.38	7.63	105.19	105.19	10.83
PROV	Provident Financial Holdings, Inc.	CA	NASDAQ	11.53	3.49	1.00	116.15	N/A	11.58	11.58	86.45	86.45	9.92
FBNK	First Connecticut Bancorp, Inc.	CT	NASDAQ	13.50	2.42	0.08	94.37	N/A	N/A	N/A	97.29	97.29	14.30
NVSL	Naugatuck Valley Financial Corporation	CT	NASDAQ	7.70	(0.28)	0.04	81.71	0.10	N/A	N/A	62.18	62.71	8.87
PBCT	People's United Financial, Inc.	CT	NASDAQ	11.61	(1.65)	0.63	82.70	0.65	18.40	16.73	76.77	132.58	14.03
RCKB	Rockville Financial, Inc.	CT	NASDAQ	11.57	1.63	0.52	67.42	N/A	22.29	22.36	102.55	102.89	17.16
SIFI	SI Financial Group, Inc.	CT	NASDAQ	11.50	1.40	0.24	92.10	N/A	47.75	60.23	91.78	98.72	12.71
WSFS	WSFS Financial Corporation	DE	NASDAQ	40.41	1.96	2.77	481.51	N/A	14.61	13.18	87.53	87.53	8.39
ACFC	Atlantic Coast Financial Corporation	FL	NASDAQ	2.31	(32.64)	(3.45)	295.48	0.00	(0.69)	(0.55)	13.80	13.80	0.80
BBX	BBX Capital Corp	FL	NYSE	5.49	N/A	(1.34)	245.01	0.00	(1.54)	(1.54)	(102.47)	(72.44)	0.84
BFCF	BFC Financial Corporation	FL	Pink Sheet	0.64	0.32	(0.35)	49.37	0.00	(1.84)	(1.83)	17.60	18.46	1.29
ESDF	East Side Financial, Inc.	FL	Pink Sheet	0.40	(0.15)	(13.13)	242.27	0.00	(0.03)	(0.03)	12.74	12.74	0.16
EVER	Everbank Financial Corp	FL	NYSE	10.87	0.27	0.40	129.13	0.00	27.36	10.31	107.17	169.16	8.41
SSNF	Sunshine Financial, Inc.	FL	Pink Sheet	10.95	0.20	(0.50)	119.33	0.00	(21.80)	(21.80)	67.76	67.76	9.17
HBOS	Heritage Financial Group, Inc.	GA	NASDAQ	12.87	0.96	0.66	122.67	N/A	19.52	19.53	90.49	94.01	10.49
TBNK	Territorial Bancorp Inc.	HI	NASDAQ	22.77	2.16	1.33	144.84	N/A	N/A	N/A	N/A	N/A	N/A
CASH	Meta Financial Group, Inc.	IA	NASDAQ	19.80	0.80	5.48	477.41	N/A	3.62	6.05	59.98	59.98	4.14
AFBA	Allied First Bancorp, Inc.	IL	OTC BB	0.27	(0.73)	0.65	257.29	0.00	0.41	31.02	1.63	1.63	0.10
BFIN	BankFinancial Corporation	IL	NASDAQ	7.53	(0.91)	(2.31)	72.23	0.10	(3.25)	(3.25)	78.18	79.94	10.42
FIRT	First BancTrust Corporation	IL	Pink Sheet	10.77	2.17	1.61	185.34	2.15	N/A	N/A	60.18	N/A	N/A
FCLF	First Clover Leaf Financial Corp.	IL	NASDAQ	6.11	(0.89)	0.22	70.01	N/A	27.16	31.57	60.05	71.76	8.72
GTPS	Great American Bancorp, Inc.	IL	OTC BB	39.00	2.00	2.49	342.43	0.83	15.64	15.64	116.46	120.07	11.38
HARI	Harvard Illinois Bancorp, Inc.	IL	OTC BB	10.15	2.00	0.49	208.85	0.71	20.86	20.73	46.32	47.16	4.85

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
PRICES AS OF JUNE 29, 2012

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
IROQ	IF Bancorp, Inc.	IL	NASDAQ	13.24	1.57	0.69	106.28	0.00	19.32	20.24	99.91	100.43	12.45
JXSB	Jacksonville Bancorp, Inc.	IL	NASDAQ	16.90	4.40	1.80	164.87	0.29	9.36	9.77	75.03	81.41	10.25
MCPH	Midland Capital Holdings Corp	IL	OTC BB	12.00	0.45	0.08	334.98	0.00	N/A	N/A	39.47	39.47	3.58
PFED	Park Bancorp, Inc.	IL	Pink Sheet	2.00	N/A	(3.63)	163.27	0.00	(0.55)	(0.55)	21.01	21.01	1.22
RYFL	Royal Financial, Inc	IL	OTC BB	2.60	0.40	0.18	46.25	0.00	14.77	51.87	39.32	39.32	5.62
WFBS	Washington Federal Bank for Savings	IL	Pink Sheet	12.75	0.00	N/A	815.71	N/A	N/A	N/A	15.99	15.99	1.56
AMFC	AMB Financial Corp.	IN	OTC BB	6.85	2.36	1.00	181.56	1.22	6.85	6.85	38.53	38.86	3.77
CITZ	CFS Bancorp, Inc.	IN	NASDAQ	4.98	(0.41)	(0.98)	107.61	0.04	N/A	N/A	60.00	51.74	4.78
DSFN	DSA Financial Corp	IN	OTC BB	7.75	0.45	0.60	72.56	0.00	12.84	13.43	72.67	73.78	10.68
FFWC	FFW Corporation	IN	Pink Sheet	14.50	(3.50)	0.31	293.41	1.24	46.49	64.27	52.82	55.45	4.94
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	5.60	0.22	N/A	191.77	N/A	N/A	N/A	23.81	23.87	2.92
FBPI	First Bancorp of Indiana, Inc.	IN	OTC BB	10.84	0.34	N/A	221.93	N/A	N/A	N/A	47.27	58.01	4.88
FCAP	First Capital, Inc.	IN	NASDAQ	20.77	3.10	1.47	162.90	0.79	14.09	14.09	112.32	125.44	12.75
FSFG	First Savings Financial Group, Inc.	IN	NASDAQ	17.65	1.66	1.70	231.06	0.00	10.08	10.31	51.20	56.93	7.40
LPSB	Laporte Bancorp. Inc.	IN	NASDAQ	9.35	0.01	0.91	102.49	0.49	10.29	11.72	74.38	87.44	9.12
LOGN	Logansport Financial Corp.	IN	OTC BB	15.75	0.75	1.99	228.37	1.99	7.91	7.99	58.13	58.13	6.89
LSBI	LSB Financial Corp.	IN	NASDAQ	17.85	2.45	0.65	236.22	0.10	27.58	27.58	75.03	76.95	7.55
MFSF	MutualFirst Financial, Inc.	IN	NASDAQ	10.50	1.60	0.53	210.45	N/A	19.97	13.03	53.72	54.87	4.98
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	19.00	5.00	1.94	239.53	0.60	9.78	11.21	83.09	83.09	7.93
PBNI	Peoples Bancorp	IN	Pink Sheet	18.00	0.88	1.40	202.92	1.23	12.84	14.10	69.16	69.16	8.87
RIVR	River Valley Bancorp	IN	NASDAQ	15.64	(0.61)	0.90	269.64	1.32	17.36	14.48	70.42	70.42	5.80
TDCB	Third Century Bancorp	IN	OTC BB	2.70	(0.05)	0.22	77.84	0.00	12.01	12.01	29.80	30.03	3.46
WEIN	West End Indiana Bancshares, Inc.	IN	OTC BB	12.25	0.99	0.67	176.20	0.00	18.22	18.63	68.11	69.33	6.95
CFFN	Capitol Federal Financial, Inc.	KS	NASDAQ	11.88	0.13	0.46	59.55	0.41	25.94	25.94	102.54	102.54	19.95
FFSL	First Independence Corporation	KS	Pink Sheet	5.84	1.34	(0.06)	194.67	0.00	N/A	N/A	31.81	31.81	3.00
CKFB	CKF Bancorp, Inc	KY	OTC BB	8.80	1.05	(0.58)	102.21	0.00	(15.30)	(15.30)	84.13	84.13	8.60
HFBC	Hopfed Bancorp, Inc.	KY	NASDAQ	7.20	(0.46)	0.78	136.92	N/A	9.21	9.95	44.45	44.45	5.25
PBSK	Poage Bankshares, Inc.	KY	NASDAQ	12.63	1.50	0.67	94.68	0.00	18.93	20.28	93.45	93.89	13.34
CTUY	Century Next Financial Corporation	LA	OTC BB	12.55	(4.30)	0.63	103.41	0.00	20.03	19.91	84.32	84.32	12.13
FPBF	FPB Financial Corp.	LA	Pink Sheet	34.05	(1.45)	5.46	512.32	4.08	6.23	6.20	73.83	73.83	6.64
HIBE	Hibernia Bancorp, Inc.	LA	OTC BB	15.35	(1.15)	0.20	100.04	0.00	N/A	N/A	N/A	N/A	N/A

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
PRICES AS OF JUNE 29, 2012

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
HBCP	Home Bancorp, Inc.	LA	NASDAQ	17.13	2.36	0.98	128.48	N/A	17.46	17.75	94.79	94.79	13.33
HFBL	Home Federal Bancorp, Inc. Of Louisiana	LA	NASDAQ	14.75	1.68	0.99	102.95	0.00	N/A	N/A	N/A	N/A	N/A
LABC	Louisiana Bancorp, Inc.	LA	NASDAQ	16.10	0.15	0.67	99.18	0.00	24.05	24.05	108.04	108.72	16.23
MDNB	Minden Bancorp, Inc.	LA	OTC BB	14.50	1.50	1.14	106.10	0.00	12.74	12.74	101.17	101.17	13.66
SIBC	State Investors Bancorp, Inc.	LA	NASDAQ	13.24	1.39	0.41	84.33	0.00	32.51	32.51	103.64	103.64	15.70
BHLB	Berkshire Hills Bancorp, Inc.	MA	NASDAQ	22.00	(0.10)	1.05	190.14	0.63	N/A	17.09	N/A	N/A	10.34
BRKL	Brookline Bancorp, Inc.	MA	NASDAQ	8.85	(0.38)	0.43	69.63	0.30	20.27	20.27	N/A	N/A	N/A
BLMT	BSB Bancorp, Inc.	MA	NASDAQ	12.75	2.44	(0.04)	82.35	N/A	N/A	N/A	88.38	88.38	15.48
CEBK	Central Bancorp, Inc.	MA	NASDAQ	31.72	10.87	(0.07)	334.57	N/A	. N/A	N/A	119.41	125.66	9.48
CBNK	Chicopee Bancorp, Inc.	MA	NASDAQ	14.48	(0.02)	0.30	110.66	N/A	47.71	47.90	89.34	89.72	13.08
GTWN	Georgetown Bancorp, Inc.	MA	OTC BB	9.65	0.42	0.53	112.39	0.00	18.36	18.36	93.85	96.11	8.58
HBNK	Hampden Bancorp, Inc.	MA	NASDAQ	12.94	(0.45)	0.36	100.41	0.13	33.61	34.90	83.59	83.97	11.96
HIFS	Hingham Institution for Savings	MA	NASDAQ	60.47	7.71	6.03	545.22	1.27	10.03	10.03	146.46	146.46	11.09
MFLR	Mayflower Bancorp, Inc.	MA	NASDAQ	10.05	1.57	0.66	122.32	0.30	15.13	17.90	93.42	93.42	8.21
PEOP	Peoples Federal Bancshares, Inc.	MA	NASDAQ	16.70	2.64	0.40	82.53	N/A	42.05	42.06	101.61	101.61	20.23
UBNK	United Financial Bancorp, Inc.	MA	NASDAQ	14.38	(0.85)	0.77	106.54	N/A	18.56	18.80	97.83	101.81	13.49
WEBK	Wellesley Bancorp, Inc.	MA	NASDAQ	14.25	2.25	0.89	134.48	0.00	15.98	16.06	104.75	104.75	10.59
WFD	Westfield Financial, Inc.	MA	NASDAQ	7.30	(0.78)	0.30	48.63	N/A	24.33	28.39	91.84	91.84	14.72
ABKH	American Bank Holdings, Inc	MD	OTC BB	305.00	(9295.00)	1.14	289.21	0.00	N/A	N/A	N/A	N/A	105.45
FMTB	Fairmount Bancorp, Inc.	MD	Pink Sheet	14.42	(2.58)	2.92	158.56	0.00	4.93	4.93	65.71	65.71	9.09
FRTR	Fraternity Community Bancorp, Inc.	MD	OTC BB	11.05	1.11	0.16	110.16	0.00	67.71	N/A	73.28	73.28	10.03
MDSN	Madison Bancorp, Inc.	MD	OTC BB	9.40	(0.45)	0.32	258.11	0.00	29.47	94.10	45.27	45.27	3.64
OBAF	OBA Financial Services, Inc.	MD	NASDAQ	14.85	0.04	0.06	93.88	0.00	N/A	N/A	102.37	102.50	15.81
PCGO	Prince George's Federal Savings Bank	MD	Pink Sheet	13.50	(4.50)	N/A	113.62	N/A	N/A	N/A	96.40	96.40	11.88
SVBI	Severn Bancorp, Inc.	MD	NASDAQ	3.12	0.05	(0.05)	89.45	0.00	(85.32)	N/A	51.01	51.01	4.44
WSB	WSB Holdings, Inc.	MD	NASDAQ	2.71	(0.39)	0.15	46.73	0.00	18.20	18.20	39.29	39.29	5.79
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	NASDAQ	3.50	(0.24)	0.33	75.36	0.00	10.53	10.52	42.35	44.15	4.64
FBC	Flagstar Bancorp, Inc.	MI	NYSE	0.84	(0.41)	(0.03)	25.76	0.00	(30.91)	N/A	50.87	166.17	3.26
NWBM	Northwestern Bancorp	MI	OTC BB	160.00	(40.00)	N/A	4,486.11	N/A	N/A	N/A	78.12	90.62	6.91
STBI	Sturgis Bancorp, Inc.	MI	OTC BB	6.30	0.29	1.17	153.86	0.01	5.39	5.39	49.24	65.39	4.09
WBKC	Wolverine Bancorp, Inc.	MI	NASDAQ	16.50	1.77	0.77	114.74	0.00	21.38	21.38	75.88	75.88	14.38

THRIFT SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
PRICES AS OF JUNE 29, 2012

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
HMNF	HMN Financial, Inc.	MN	NASDAQ	3.00	0.54	(2.14)	151.53	0.00	(1.40)	(1.82)	38.49	40.28	1.97
REDW	Redwood Financial, Inc	MN	Pink Sheet	11.60	(0.40)	5.30	446.32	2.24	2.19	2.20	20.26	24.27	2.59
WEFP	Wells Financial Corp.	MN	Pink Sheet	17.75	(0.75)	2.32	320.99	2.39	7.64	7.64	54.89	59.17	5.52
CCFC	CCSB Financial Corp.	MO	Pink Sheet	10.39	0.24	(0.54)	133.29	0.00	(19.30)	(16.32)	81.37	82.00	7.79
FBSI	First Bancshares, Inc.	MO	OTC BB	5.25	(2.24)	N/A	124.69	N/A	N/A	N/A	51.93	51.93	4.21
LXMO	Lexington B & L Financial Corp.	MO	Pink Sheet	11.75	(1.25)	0.91	271.90	0.00	12.95	14.95	40.75	42.92	4.32
LBCP	Liberty Bancorp, Inc.	MO	OTC BB	10.35	0.85	0.93	132.52	0.00	11.15	15.07	51.07	51.07	7.81
NASB	NASB Financial, Inc.	MO	NASDAQ	19.85	9.55	N/A	151.53	0.00	N/A	9.05	77.65	96.87	12.79
PULB	Pulaski Financial Corp.	MO	NASDAQ	7.41	0.41	0.59	122.47	0.39	10.82	8.76	N/A	N/A	5.92
SJBA	St. Joseph Bancorp, Inc.	MO	OTC BB	11.00	0.00	(0.34)	92.99	0.00	(32.14)	(32.14)	65.43	65.43	11.82
EBMT	Eagle Bancorp Montana, Inc.	MT	NASDAQ	10.00	(0.60)	0.56	84.38	0.46	17.81	19.63	72.30	75.41	11.85
ASBB	ASB Bancorp, Inc.	NC	NASDAQ	14.25	2.61	0.01	143.08	N/A	N/A	(65.25)	68.55	68.55	9.95
CSBC	Citizens South Banking Corporation	NC	NASDAQ	6.78	2.54	(0.45)	91.18	N/A	(15.10)	(19.70)	113.10	115.00	7.43
HTBI	Hometrust Bancshares, Inc	NC	NASDAQ	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
KSBI	KS Bancorp, Inc.	NC	OTC BB	4.00	(6.00)	0.04	240.86	0.30	N/A	17.40	21.04	21.04	1.66
LTLB	Little Bank, Inc	NC	Pink Sheet	8.50	(1.01)	0.75	114.33	0.29	11.32	10.91	80.85	80.85	7.43
SSFC	South Street Financial Corp	NC	OTC BB	6.20	0.80	0.22	110.41	0.03	27.92	27.92	66.92	66.95	5.61
GUAA	Guaranty Bancorp, Inc.	NH	Pink Sheet	10.00	0.00	2.72	391.11	1.00	3.68	3.94	27.59	27.64	2.55
MNKB	Monadnock Bancorp, Inc	NH	OTC BB	4.95	2.00	(2.37)	65.05	0.00	(2.09)	(2.04)	90.44	90.63	7.60
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	NASDAQ	12.75	(0.37)	1.23	187.53	0.52	10.08	14.47	66.71	94.35	6.62
CBNJ	Cape Bancorp, Inc.	NJ	NASDAQ	8.31	(1.75)	0.14	78.74	0.00	61.11	96.62	74.62	88.23	10.55
COBK	Colonial Financial Services, Inc.	NJ	NASDAQ	13.09	0.68	0.17	154.61	N/A	75.46	92.46	74.27	74.27	8.46
HCBK	Hudson City Bancorp, Inc.	NJ	NASDAQ	6.37	(1.77)	(0.26)	82.54	0.30	(24.07)	9.21	72.13	74.57	7.71
OSHC	Ocean Shore Holding Co.	NJ	NASDAQ	12.75	0.67	0.77	137.51	0.24	16.11	16.22	N/A	N/A	N/A
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	14.36	1.44	1.19	125.65	N/A	12.10	12.12	119.46	119.46	11.42
ORIT	Oritani Financial Corp.	NJ	NASDAQ	14.39	1.65	0.70	59.76	0.59	20.55	20.55	127.35	127.35	24.08
PFS	Provident Financial Services, Inc.	NJ	NYSE	15.35	1.14	1.14	118.64	N/A	13.51	13.91	94.72	150.07	12.93
RBLG	Roebling Financial Corp, Inc.	NJ	OTC BB	3.81	(0.84)	0.20	97.02	0.00	19.47	19.47	42.49	42.49	3.92
ROMA	Roma Financial Corporation	NJ	NASDAQ	8.52	(1.77)	0.20	61.14	0.09	43.01	36.14	117.81	118.80	13.93
AF	Astoria Financial Corporation	NY	NYSE	9.80	(3.27)	0.48	178.81	0.42	20.42	20.42	74.91	88.13	5.48
BFED	Beacon Federal Bancorp, Inc.	NY	NASDAQ	19.83	6.04	0.74	165.21	0.25	26.96	30.34	77.30	106.79	12.32

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
PRICES AS OF JUNE 29, 2012

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
CARV	Carver Bancorp, Inc.	NY	NASDAQ	2.65	(5.60)	(14.26)	173.53	0.00	(0.53)	(0.52)	240.96	251.71	4.32
CMSB	CMS Bancorp, Inc.	NY	NASDAQ	7.54	(1.11)	(0.10)	138.62	0.00	(78.91)	(20.49)	73.11	73.11	5.43
DCOM	Dime Community Bancshares, Inc.	NY	NASDAQ	13.29	(1.16)	1.38	114.27	0.43	N/A	N/A	124.30	145.86	12.05
ETFC	E*TRADE Financial Corporation	NY	NASDAQ	8.04	(5.78)	0.57	172.03	0.00	14.16	24.19	45.22	79.98	4.67
ESBK	Elmira Savings Bank, FSB	NY	NASDAQ	19.28	3.82	2.75	244.90	2.73	7.02	8.38	63.64	63.64	7.87
FFIC	Flushing Financial Corporation	NY	NASDAQ	13.63	0.71	1.13	140.95	0.51	12.19	12.20	N/A	N/A	N/A
NYB	New York Community Bancorp, Inc.	NY	NYSE	12.53	(2.53)	1.11	99.03	N/A	11.24	11.37	98.05	175.57	12.65
ONFC	Oneida Financial Corp.	NY	NASDAQ	10.25	1.88	0.94	97.83	N/A	10.89	10.89	78.36	107.94	10.47
PFDB	Patriot Federal Bank	NY	OTC BB	8.65	(0.85)	1.21	108.37	0.37	7.12	8.22	90.36	92.18	7.98
PBNY	Provident New York Bancorp	NY	NYSE	7.59	(0.79)	0.42	83.12	N/A	18.29	18.29	64.91	103.26	9.13
TRST	Trustco Bank Corp NY	NY	NASDAQ	5.46	0.48	0.39	47.20	0.25	14.17	14.44	146.17	146.17	11.56
ASBN	ASB Financial Corp.	OH	Pink Sheet	12.10	0.10	1.13	149.17	0.97	10.74	10.86	95.35	96.21	8.11
CFBK	Central Federal Corporation	OH	NASDAQ	1.56	(2.44)	(3.01)	271.34	0.00	(0.52)	(0.50)	10.24	10.27	0.57
CHEV	Cheviot Financial Corp.	OH	NASDAQ	8.53	(2.21)	0.47	84.17	0.23	17.82	17.84	60.61	67.82	10.03
CIBN	Community Investors Bancorp, Inc.	OH	Pink Sheet	5.65	(1.74)	0.67	147.79	0.95	8.45	9.24	38.04	38.62	3.82
FFDF	FFD Financial Corporation	OH	OTC BB	16.00	1.00	2.04	231.64	1.13	7.85	7.85	80.53	83.34	6.90
FDEF	First Defiance Financial Corp.	OH	NASDAQ	17.12	2.46	1.43	212.52	N/A	11.95	10.49	66.92	95.91	8.05
FNFI	First Niles Financial, Inc.	OH	OTC BB	8.09	0.92	0.58	80.38	0.57	13.84	13.84	79.00	79.00	10.06
FPFC	First Place Financial Corp	OH	Pink Sheet	0.62	(0.54)	1.40	155.99	N/A	0.44	0.47	9.98	15.20	0.39
HCFL	Home City Financial Corporation	OH	Pink Sheet	9.15	0.30	1.33	175.36	0.19	6.87	6.87	54.80	54.80	5.21
HLFN	Home Loan Financial Corporation	OH	OTC BB	13.00	(1.00)	1.73	119.27	N/A	7.51	7.51	90.19	90.19	10.89
PPSF	Peoples-Sidney Financial Corporation	OH	Pink Sheet	10.00	3.30	0.28	103.77	0.68	36.10	36.10	83.20	83.22	9.63
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	13.00	(0.50)	N/A	148.51	N/A	N/A	N/A	55.41	55.41	8.75
PVFC	PVF Capital Corp.	OH	NASDAQ	2.03	0.13	(0.18)	30.76	0.00	(10.60)	(10.62)	73.27	81.32	6.33
UCFC	United Community Financial Corp.	OH	NASDAQ	2.98	1.74	0.03	62.11	0.00	72.40	(19.44)	42.21	43.53	3.92
VERF	Versailles Financial Corporation	OH	OTC BB	12.50	(0.50)	0.66	114.66	0.00	19.07	19.07	50.84	50.84	10.90
WAYN	Wayne Savings Bancshares, Inc.	OH	NASDAQ	8.55	0.23	0.58	136.18	0.22	14.74	14.74	64.97	68.37	6.27
OSBK	Osage Bancshares, Inc.	OK	OTC BB	7.55	(0.50)	0.35	60.52	0.00	21.69	16.36	92.16	97.17	12.47
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	NASDAQ	12.20	1.20	0.24	87.87	N/A	49.96	50.40	80.79	80.79	13.88
ESBF	ESB Financial Corporation	PA	NASDAQ	13.20	0.67	1.05	135.19	0.39	13.13	13.21	N/A	N/A	9.67
ESSA	ESSA Bancorp, Inc.	PA	NASDAQ	10.80	(1.59)	0.38	91.92	N/A	28.47	28.47	79.90	80.89	11.74

THRIFT SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
PRICES AS OF JUNE 29, 2012

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
EKFC	Eureka Financial Corp.	PA	OTC BB	15.25	2.50	1.12	110.05	0.00	13.56	13.56	98.45	98.45	13.85
FFCO	FedFirst Financial Corporation	PA	NASDAQ	14.29	(0.69)	0.53	116.21	0.00	26.97	26.97	87.47	89.50	12.29
FSBI	Fidelity Bancorp, Inc.	PA	NASDAQ	10.41	(0.76)	0.47	217.02	N/A	21.97	18.37	73.56	63.76	4.80
FXCB	Fox Chase Bancorp, Inc.	PA	NASDAQ	14.44	0.97	0.37	92.19	0.12	44.63	44.94	N/A	N/A	N/A
HARL	Harleysville Savings Financial Corporation	PA	NASDAQ	17.72	2.44	1.33	222.36	N/A	13.35	13.45	112.11	112.11	7.96
NWBI	Northwest Bancshares, Inc.	PA	NASDAQ	11.71	(0.78)	0.67	82.12	0.45	17.54	17.60	98.03	115.51	14.25
QNTO	Quaint Oak Bancorp, Inc.	PA	OTC BB	10.10	0.50	0.91	109.47	N/A	11.06	11.11	61.02	61.02	9.22
STND	Standard Financial Corp.	PA	NASDAQ	16.15	0.77	0.98	129.54	0.00	16.54	16.54	82.76	95.43	12.46
THRD	TF Financial Corporation	PA	NASDAQ	24.66	3.24	1.65	244.72	0.19	14.68	14.69	87.32	93.50	9.88
UASB	United-American Savings Bank	PA	OTC BB	21.99	8.69	1.31	237.20	0.18	16.72	19.21	103.35	103.35	9.27
WVFC	WVS Financial Corp.	PA	NASDAQ	7.35	(1.67)	0.70	132.79	0.31	10.43	9.87	52.14	52.14	5.53
NFSB	Newport Bancorp, Inc.	RI	NASDAQ	13.65	(0.35)	0.41	133.21	0.00	33.19	33.28	90.99	90.99	10.24
FCPB	First Capital Bancshares, Inc	SC	Pink Sheet	2.10	(2.40)	(0.21)	106.45	0.03	(9.78)	(9.78)	17.36	17.36	1.97
FFCH	First Financial Holdings, Inc.	SC	NASDAQ	10.72	1.75	N/A	199.93	N/A	N/A	N/A	61.67	63.65	5.36
HFFC	HF Financial Corp.	SD	NASDAQ	12.14	1.53	0.19	169.94	0.45	61.26	22.15	86.38	104.84	6.97
AFCB	Athens Bancshares Corporation	TN	NASDAQ	14.64	1.42	1.00	109.97	0.00	14.62	14.62	92.45	92.45	13.31
FABK	First Advantage Bancorp	TN	NASDAQ	13.50	0.48	0.67	92.78	0.00	20.15	22.82	96.62	96.62	14.55
JFBI	Jefferson Bancshares, Inc.	TN	NASDAQ	2.46	(0.69)	(0.60)	78.85	0.00	(4.08)	(4.06)	30.99	30.99	3.11
SFBK	SFB Bancorp, Inc	TN	Pink Sheet	16.00	(2.10)	N/A	101.63	N/A	N/A	N/A	76.68	77.19	15.74
UNTN	United Tennessee Bankshares, Inc	TN	OTC BB	11.34	(1.91)	1.16	167.86	0.35	9.75	9.75	78.11	78.65	6.75
BAFI	BancAffiliated, Inc	TX	Pink Sheet	34.00	(1.90)	11.33	940.15	0.00	3.00	2.89	32.53	32.53	3.61
FFBT	East Texas Financial Services, Inc	TX	Pink Sheet	13.00	2.35	0.63	151.63	0.00	20.48	20.48	81.39	91.39	8.57
SPBC	SP Bancorp, Inc.	TX	NASDAQ	12.80	1.56	0.81	157.58	0.00	15.78	20.83	73.73	73.73	8.12
CFFC	Community Financial Corporation	VA	NASDAQ	3.68	(0.27)	0.74	115.32	N/A	4.95	4.95	31.18	31.18	3.19
FRNK	Franklin Financial Corporation	VA	NASDAQ	16.45	4.39	0.47	75.58	N/A	35.21	25.88	92.81	92.81	21.76
ANCB	Anchor Bancorp	WA	NASDAQ	10.34	1.14	(0.70)	191.90	N/A	(14.82)	(9.37)	47.00	47.48	5.38
FFNW	First Financial Northwest, Inc.	WA	NASDAQ	8.12	3.00	0.20	53.11	N/A	41.01	41.03	82.91	82.91	15.29
RVSB	Riverview Bancorp, Inc.	WA	NASDAQ	1.25	(1.80)	(1.42)	38.09	0.00	(1.59)	(1.60)	66.69	101.24	5.93
SNFL	Sound Financial, Inc.	WA	Pink Sheet	7.74	1.24	0.71	119.93	0.00	10.87	10.47	77.38	84.69	6.45
TSBK	Timberland Bancorp, Inc.	WA	NASDAQ	5.05	(0.56)	0.34	103.50	N/A	14.91	10.18	39.85	43.82	4.87
WAFD	Washington Federal, Inc.	WA	NASDAQ	16.89	0.25	1.24	125.98	0.29	13.66	13.67	93.37	107.65	13.40

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
PRICES AS OF JUNE 29, 2012

	State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ABCW Anchor Bancorp Wisconsin Inc.	WI	Pink Sheet	0.45	(0.29)	(1.02)	130.99	N/A	(0.44)	(0.44)	(33.54)	(19.47)	0.34
BKMU Bank Mutual Corporation	WI	NASDAQ	4.41	0.70	0.11	56.88	0.02	39.10	39.10	75.01	77.06	7.75
CZWI Citizens Community Bancorp, Inc.	WI	NASDAQ	5.65	0.05	0.05	103.01	N/A	N/A	N/A	58.52	53.61	5.43
WSBF Waterstone Financial, Inc.	WI	NASDAQ	3.80	1.53	0.10	53.63	0.00	38.98	39.02	67.77	68.19	7.08
CRZY Crazy Woman Creek Bancorp, Inc	WY	Pink Sheet	7.10	(2.45)	0.05	217.11	0.00	N/A	N/A	33.48	33.93	3.27

THRIFT SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
PRICES AS OF JUNE 29, 2012

			PER SHARE					PRICING RATIOS				
	State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ALL INSTITUTIONS												
AVERAGE			13.81	(49.34)	0.51	179.98	0.32	13.51	14.67	71.31	76.92	9.08
HIGH			305.00	10.87	11.33	4486.11	4.08	75.46	96.62	240.96	251.71	105.45
LOW			0.27	(9,295.0)	(14.26)	25.76	0.00	(85.32)	(65.25)	(102.47)	(72.44)	0.10
112 AVERAGE FOR STATE												
IN			12.35	0.90	0.89	188.61	0.64	16.16	17.12	61.20	63.74	6.69
AVERAGE BY REGION												
MIDWEST			12.70	(0.18)	0.54	248.11	0.43	14.02	14.91	57.66	62.97	6.56
NORTH CENTRAL			11.29	0.77	1.09	203.56	0.49	7.52	5.13	58.66	62.55	7.06
NORTHEAST			13.25	0.64	0.48	136.61	0.33	18.82	22.14	91.04	99.95	10.61
SOUTHEAST			17.88	(274.39)	(0.27)	148.42	0.04	6.90	7.05	58.67	61.67	10.24
SOUTHWEST			16.39	0.26	1.76	198.11	0.34	14.83	14.80	97.30	98.72	12.60
WEST			10.79	0.71	0.63	140.93	0.19	8.71	8.50	72.77	77.44	9.05
AVERAGE BY EXCHANGE												
NYSE			8.92	(0.93)	0.31	125.64	0.10	8.34	12.13	55.45	111.42	7.53
NASDAQ			12.24	0.57	0.40	135.64	0.23	16.26	16.73	82.63	87.48	10.08
OTC-BB			21.54	(227.30)	0.70	264.16	0.25	12.64	15.27	65.26	66.82	9.90
PINK SHEETS			10.47	(0.40)	0.69	230.48	0.65	6.43	7.25	48.90	50.19	5.35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
AS OF JUNE 30, 2012

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares, Inc.	AK	176,608	20,326	20,198	0.45	0.47	3.76	3.92	OTC BB	654,486	5,367
SCBS	Southern Community Bancshares, Inc.	AL	67,009	7,290	7,290	0.43	0.49	4.01	4.62	Pink Sheet	639,077	4,390
SZBI	SouthFirst Bancshares, Inc	AL	114,566	7,588	7,588	(2.09)	(2.35)	(33.16)	(37.25)	Pink Sheet	701,526	1,228
FFBH	First Federal Bancshares of Arkansas, Ir	AR	555,321	69,589	69,589	(2.45)	(2.51)	(20.72)	(21.22)	NASDAQ	19,302,603	156,351
BOFI	Bofl Holding, Inc.	CA	2,389,641	209,416	209,416	1.39	0.92	16.38	10.84	NASDAQ	11,430,145	195,227
BYFC	Broadway Financial Corporation	CA	413,383	22,792	37,732	(3.18)	(2.85)	(36.14)	(32.34)	NASDAQ	1,744,570	N/A
BANC	First PacTrust Bancorp, Inc.	CA	1,115,120	182,295	182,295	(0.55)	(0.55)	(3.03)	(3.03)	NASDAQ	11,660,440	138,293
KFFG	Kaiser Federal Financial Group, Inc.	CA	923,330	154,148	154,148	0.79	0.79	4.58	4.58	NASDAQ	9,172,743	135,573
MLGF	Malaga Financial Corp	CA	833,000	85,781	85,781	1.43	1.43	13.27	13.27	Pink Sheet	5,639,910	90,239
PROV	Provident Financial Holdings, Inc.	CA	1,260,917	144,777	144,777	0.83	0.83	7.57	7.57	NASDAQ	10,856,030	125,170
FBNK	First Connecticut Bancorp, Inc.	CT	1,687,431	248,105	248,105	0.09	0.09	0.59	0.59	NASDAQ	17,880,200	241,383
NVSL	Naugatuck Valley Financial Corporation	CT	572,118	81,637	81,637	0.05	0.06	0.37	0.44	NASDAQ	7,002,210	50,766
PBCT	People's United Financial, Inc.	CT	28,144,400	5,146,600	2,980,200	0.82	0.91	4.16	4.57	NASDAQ	340,330,000	3,951,231
RCKB	Rockville Financial, Inc.	CT	1,928,399	322,705	321,635	0.82	0.82	4.49	4.49	NASDAQ	28,602,780	330,934
SIFI	SI Financial Group, Inc.	CT	974,032	131,581	124,413	0.27	0.27	2.15	1.95	NASDAQ	10,575,776	120,775
WSFS	WSFS Financial Corporation	DE	4,192,474	401,945	401,945	0.64	0.64	6.89	6.89	NASDAQ	8,707,000	351,850
ACFC	Atlantic Coast Financial Corporation	FL	776,831	45,315	45,315	(0.53)	(0.66)	(16.11)	(20.10)	NASDAQ	2,629,061	6,257
BBX	BBX Capital Corp	FL	3,846,876	-31,562	-44,643	(0.50)	(0.50)	N/A	N/A	NYSE	15,700,609	32,343
BFCF	BFC Financial Corporation	FL	3,807,907	280,436	267,355	(0.73)	(0.88)	(9.23)	(11.09)	Pink Sheet	77,134,723	49,366
ESDF	East Side Financial, Inc.	FL	67,147	870	870	N/A	N/A	N/A	N/A	Pink Sheet	277,159	111
EVER	Everbank Financial Corp	FL	15,040,824	1,181,369	1,164,431	0.34	0.68	4.31	8.56	NYSE	116,479,658	1,266,134
SSNF	Sunshine Financial, Inc.	FL	147,308	19,947	19,772	(0.43)	(0.45)	(3.01)	(3.18)	Pink Sheet	1,234,454	13,517
HBOS	Heritage Financial Group, Inc.	GA	1,063,426	123,291	118,670	0.52	0.52	4.39	4.39	NASDAQ	8,668,750	111,567
TBNK	Territorial Bancorp Inc.	HI	1,566,035	216,318	N/A	N/A	N/A	N/A	N/A	NASDAQ	10,811,820	N/A
CASH	Meta Financial Group, Inc.	IA	1,528,684	105,699	103,650	1.24	0.70	19.37	10.89	NASDAQ	3,202,056	67,243
AFBA	Allied First Bancorp, Inc.	IL	131,554	8,434	8,434	0.24	(0.19)	4.14	(3.18)	OTC BB	511,300	138
BFIN	BankFinancial Corporation	IL	1,522,194	202,943	199,592	(2.85)	(2.85)	(19.81)	(19.81)	NASDAQ	21,072,966	158,679
FIRT	First BancTrust Corporation	IL	391,936	37,842	N/A	N/A	0.92	N/A	9.50	Pink Sheet	2,114,650	22,775
FCLF	First Clover Leaf Financial Corp.	IL	538,132	78,211	66,150	0.31	0.21	2.25	1.55	NASDAQ	7,686,810	46,966
GTPS	Great American Bancorp, Inc.	IL	165,203	16,155	15,670	0.75	0.75	7.64	7.64	OTC BB	482,445	18,815
HARI	Harvard Illinois Bancorp, Inc.	IL	170,436	17,880	17,880	0.24	0.29	2.21	2.69	OTC BB	816,076	8,283
IROQ	IF Bancorp, Inc.	IL	511,329	63,757	63,757	0.67	0.60	5.59	5.05	NASDAQ	4,811,255	63,701
JXSB	Jacksonville Bancorp, Inc.	IL	316,908	43,293	39,898	1.10	0.92	7.85	7.77	NASDAQ	1,922,160	32,464
MCPH	Midland Capital Holdings Corp	IL	124,812	11,326	11,326	0.02	0.04	0.26	0.42	OTC BB	372,600	4,471
PFED	Park Bancorp, Inc.	IL	194,814	11,356	11,356	(2.17)	(1.95)	(32.31)	(29.10)	Pink Sheet	1,193,174	2,386

EXHIBIT 33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
AS OF JUNE 30, 2012

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
RYFL	Royal Financial, Inc	IL	115,065	16,447	16,447	0.45	0.57	2.74	3.45	OTC BB	2,487,756	6,468
WFBS	Washington Federal Bank for Savings	IL	111,920	10,935	10,935	0.70	0.70	7.30	7.27	Pink Sheet	137,206	1,749
AMFC	AMB Financial Corp.	IN	178,224	17,451	17,451	0.55	0.35	5.44	3.46	OTC BB	981,638	6,724
CITZ	CFS Bancorp, Inc.	IN	1,170,542	103,335	104,597	N/A	(1.00)	N/A	(10.18)	NASDAQ	10,877,788	62,003
DSFN	DSA Financial Corp	IN	116,697	17,151	14,874	0.83	0.67	6.43	5.19	OTC BB	1,608,333	12,465
FFWC	FFW Corporation	IN	329,231	30,802	29,827	0.11	(0.08)	1.10	(0.80)	Pink Sheet	1,122,084	16,270
FDLB	Fidelity Federal Bancorp	IN	175,789	21,558	21,558	0.33	0.14	2.92	1.27	Pink Sheet	916,656	5,133
FBPI	First Bancorp of Indiana, Inc.	IN	380,825	39,345	32,716	0.51	0.33	4.92	3.16	OTC BB	1,716,000	18,601
FCAP	First Capital, Inc.	IN	453,786	51,510	46,122	0.92	0.92	8.36	7.45	NASDAQ	2,785,693	57,859
FSFG	First Savings Financial Group, Inc.	IN	546,249	78,948	71,001	0.73	0.70	5.94	5.66	NASDAQ	2,364,107	40,426
LPSB	Laporte Bancorp. Inc.	IN	477,672	58,587	49,741	0.91	0.73	7.47	6.01	NASDAQ	4,660,871	43,579
LOGN	Logansport Financial Corp.	IN	179,454	21,289	21,289	0.89	0.90	7.50	7.54	OTC BB	785,817	12,377
LSBI	LSB Financial Corp.	IN	367,551	37,015	37,015	0.28	0.13	2.77	1.31	NASDAQ	1,555,972	27,774
MFSF	MutualFirst Financial, Inc.	IN	1,471,448	136,641	133,778	0.39	0.39	4.15	4.15	NASDAQ	6,992,030	73,416
NWIN	NorthWest Indiana Bancorp	IN	680,081	64,921	64,921	0.84	0.73	8.91	7.78	OTC BB	2,839,224	53,945
PBNI	Peoples Bancorp	IN	488,124	62,605	62,605	0.68	0.68	5.32	5.32	Pink Sheet	2,405,525	43,299
RIVR	River Valley Bancorp	IN	408,360	33,634	33,634	0.41	0.41	4.94	4.94	NASDAQ	1,514,472	23,686
TDCB	Third Century Bancorp	IN	123,222	14,341	14,308	0.30	0.31	2.52	2.64	OTC BB	1,583,090	4,274
WEIN	West End Indiana Bancshares, Inc.	IN	246,864	25,195	25,195	0.40	0.30	4.58	3.34	OTC BB	1,401,008	17,162
CFFN	Capitol Federal Financial, Inc.	KS	9,420,614	1,832,858	1,832,858	0.78	0.78	3.91	3.91	NASDAQ	158,203,649	1,879,459
FFSL	First Independence Corporation	KS	162,578	15,330	15,330	(0.03)	(0.04)	(0.30)	(0.43)	Pink Sheet	835,163	4,877
CKFB	CKF Bancorp, Inc	KY	125,290	12,821	12,821	(0.55)	0.43	(5.39)	4.23	OTC BB	1,225,802	10,787
HFBC	Hopfed Bancorp, Inc.	KY	1,026,088	121,386	120,997	0.61	0.43	5.55	3.95	NASDAQ	7,493,986	53,957
PBSK	Poage Bankshares, Inc.	KY	319,287	45,577	45,577	0.71	0.60	5.34	4.53	NASDAQ	3,372,375	42,593
CTUY	Century Next Financial Corporation	LA	109,411	15,747	15,747	0.62	0.58	4.32	4.02	OTC BB	1,058,000	13,278
FPBF	FPB Financial Corp.	LA	188,202	16,942	16,942	1.08	1.08	12.00	12.00	Pink Sheet	367,355	12,508
HIBE	Hibernia Bancorp, Inc.	LA	101,253	22,080	N/A	N/A	N/A	N/A	N/A	OTC BB	1,012,120	17,090
HBCP	Home Bancorp, Inc.	LA	988,516	139,031	139,031	0.77	0.77	5.09	5.09	NASDAQ	7,693,770	131,794
HFBL	Home Federal Bancorp, Inc. Of Louisian	LA	296,183	49,888	N/A	N/A	N/A	N/A	N/A	NASDAQ	2,877,030	N/A
LABC	Louisiana Bancorp, Inc.	LA	321,267	48,266	48,266	0.69	0.55	4.59	3.68	NASDAQ	3,239,094	52,149
MDNB	Minden Bancorp, Inc.	LA	256,777	34,686	34,686	1.09	1.09	8.33	8.26	OTC BB	2,420,231	35,093
SIBC	State Investors Bancorp, Inc.	LA	245,350	37,167	37,167	0.47	0.47	3.42	3.39	NASDAQ	2,909,500	38,522
BHLB	Berkshire Hills Bancorp, Inc.	MA	4,029,327	556,834	N/A	0.70	0.70	N/A	N/A	NASDAQ	21,191,594	466,215
BRKL	Brookline Bancorp, Inc.	MA	4,877,124	601,216	N/A	N/A	N/A	N/A	N/A	NASDAQ	70,040,980	619,863
BLMT	BSB Bancorp, Inc.	MA	755,371	132,327	132,327	(0.05)	(0.05)	(0.35)	(0.35)	NASDAQ	9,172,860	116,954

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
AS OF JUNE 30, 2012

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CEBK	Central Bancorp, Inc.	MA	565,737	44,915	42,683	0.03	0.00	0.29	(0.05)	NASDAQ	1,690,951	53,637
CBNK	Chicopee Bancorp, Inc.	MA	604,866	88,585	88,214	0.27	0.27	1.77	1.77	NASDAQ	5,465,920	79,147
GTWN	Georgetown Bancorp, Inc.	MA	214,660	19,641	19,641	0.50	0.39	5.24	4.07	OTC BB	1,910,021	18,434
HBNK	Hampden Bancorp, Inc.	MA	611,124	87,441	87,441	0.37	0.37	2.33	2.31	NASDAQ	6,086,408	73,097
HIFS	Hingham Institution for Savings	MA	1,159,005	87,764	87,764	1.16	1.16	15.75	15.75	NASDAQ	2,125,750	128,544
MFLR	Mayflower Bancorp, Inc.	MA	251,973	22,159	22,159	0.55	0.38	6.32	4.34	NASDAQ	2,059,930	20,702
PEOP	Peoples Federal Bancshares, Inc.	MA	559,664	111,447	111,447	0.46	0.46	2.21	2.21	NASDAQ	6,781,130	113,245
UBNK	United Financial Bancorp, Inc.	MA	1,653,626	228,129	219,196	0.71	0.71	5.06	5.06	NASDAQ	15,520,520	223,185
WEBK	Wellesley Bancorp, Inc.	MA	323,705	32,745	32,745	0.74	0.74	8.25	8.22	NASDAQ	2,407,151	34,302
WFD	Westfield Financial, Inc.	MA	1,293,613	215,511	211,430	0.61	N/A	3.58	N/A	NASDAQ	26,602,100	194,195
ABKH	American Bank Holdings, Inc	MD	456,810	45,524	45,418	0.41	(2.09)	4.05	(20.89)	OTC BB	1,579,499	481,747
FMTB	Fairmount Bancorp, Inc.	MD	79,329	10,978	10,934	0.57	1.90	4.25	14.09	Pink Sheet	500,314	7,215
FRTR	Fraternity Community Bancorp, Inc.	MD	174,828	23,928	23,928	0.15	0.06	1.09	0.46	OTC BB	1,587,000	17,536
MDSN	Madison Bancorp, Inc.	MD	156,961	12,627	12,627	0.13	0.01	1.57	0.07	OTC BB	608,116	5,716
OBAF	OBA Financial Services, Inc.	MD	392,090	60,582	60,582	0.07	0.08	0.42	0.49	NASDAQ	4,176,550	62,022
PCGO	Prince George's Federal Savings Bank	MD	102,451	12,627	12,627	0.44	0.42	3.57	3.37	Pink Sheet	901,738	12,173
SVBI	Severn Bancorp, Inc.	MD	900,471	106,051	106,051	0.13	(0.02)	1.17	(0.19)	NASDAQ	10,066,679	40,065
WSB	WSB Holdings, Inc.	MD	373,647	55,139	55,139	0.30	0.30	2.13	2.13	NASDAQ	7,995,232	21,667
FFNM	First Federal of Northern Michigan Banc	MI	217,338	23,831	23,613	0.44	0.45	4.01	4.11	NASDAQ	2,884,049	10,094
FBC	Flagstar Bancorp, Inc.	MI	14,368,446	1,178,349	1,178,349	(0.03)	(0.02)	(0.39)	(0.29)	NYSE	557,722,618	468,487
NWBM	Northwestern Bancorp	MI	883,764	78,174	76,062	N/A	N/A	N/A	N/A	OTC BB	197,000	61,070
STBI	Sturgis Bancorp, Inc.	MI	312,310	25,971	20,862	0.70	0.70	9.63	9.63	OTC BB	2,029,898	12,788
WBKC	Wolverine Bancorp, Inc.	MI	287,345	54,453	54,453	0.66	0.47	3.62	2.57	NASDAQ	2,504,309	41,321
HMNF	HMN Financial, Inc.	MN	670,314	59,531	57,998	(0.83)	(0.83)	(10.33)	(10.33)	NASDAQ	4,423,590	13,271
REDW	Redwood Financial, Inc	MN	199,497	25,582	21,376	1.21	1.16	9.69	9.30	Pink Sheet	446,980	5,185
WEFP	Wells Financial Corp.	MN	252,350	25,420	25,420	0.75	0.43	7.07	4.07	Pink Sheet	786,160	13,954
CCFC	CCSB Financial Corp.	MO	104,006	9,963	9,963	(0.42)	(0.58)	(4.20)	(5.80)	Pink Sheet	780,303	8,107
FBSI	First Bancshares, Inc.	MO	193,376	15,678	15,643	(1.81)	(1.24)	(22.09)	(15.14)	OTC BB	1,550,815	8,142
LXMO	Lexington B & L Financial Corp.	MO	147,176	15,605	14,816	0.33	0.28	3.18	2.71	Pink Sheet	541,293	6,360
LBCP	Liberty Bancorp, Inc.	MO	421,885	64,516	64,516	0.60	0.60	4.40	4.40	OTC BB	3,183,519	32,949
NASB	NASB Financial, Inc.	MO	1,192,208	156,528	161,209	1.40	1.38	11.39	11.44	NASDAQ	7,867,614	121,555
PULB	Pulaski Financial Corp.	MO	1,317,287	122,649	N/A	0.70	0.70	N/A	N/A	NASDAQ	10,756,291	79,704
SJBA	St. Joseph Bancorp, Inc.	MO	35,048	6,336	6,336	(0.36)	(0.36)	(2.03)	(2.03)	OTC BB	376,918	4,146
EBMT	Eagle Bancorp Montana, Inc.	MT	327,299	53,650	51,432	0.66	0.66	4.10	4.10	NASDAQ	3,878,970	38,790
ASBB	ASB Bancorp, Inc.	NC	799,036	116,079	116,079	0.01	(0.23)	0.09	(1.92)	NASDAQ	5,584,551	79,580

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
AS OF JUNE 30, 2012

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CSBC	Citizens South Banking Corporation	NC	1,049,177	89,473	88,332	(0.36)	(0.36)	(4.27)	(4.27)	NASDAQ	11,506,320	78,013
HTBI	Hometrust Bancshares, Inc	NC	N/A	N/A	N/A	N/A	N/A	N/A	N/A	NASDAQ	N/A	N/A
KSBI	KS Bancorp, Inc.	NC	315,412	24,895	24,895	0.09	0.09	1.27	1.27	OTC BB	1,309,500	5,238
LTLB	Little Bank, Inc	NC	307,564	36,028	36,028	0.81	0.67	7.16	5.98	Pink Sheet	2,690,028	22,865
SSFC	South Street Financial Corp	NC	284,429	23,867	23,856	0.20	0.20	2.43	2.42	OTC BB	2,576,119	15,972
GUAA	Guaranty Bancorp, Inc.	NH	380,074	35,220	35,220	0.70	0.61	7.76	6.81	Pink Sheet	971,787	9,718
MNKB	Monadnock Bancorp, Inc	NH	75,721	6,370	6,368	(3.30)	(3.38)	(36.72)	(37.64)	OTC BB	1,163,958	5,762
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,094,327	108,714	78,476	0.75	0.48	7.63	4.92	NASDAQ	5,835,360	72,534
CBNJ	Cape Bancorp, Inc.	NJ	1,048,310	148,250	125,389	0.16	0.10	1.16	0.74	NASDAQ	13,313,011	110,631
COBK	Colonial Financial Services, Inc.	NJ	617,695	70,408	70,408	0.11	0.07	1.00	0.65	NASDAQ	3,995,134	52,296
HCBK	Hudson City Bancorp, Inc.	NJ	43,590,185	4,663,442	4,511,333	(0.27)	0.70	(2.72)	7.12	NASDAQ	528,132,975	3,364,207
OSHC	Ocean Shore Holding Co.	NJ	1,002,690	105,558	N/A	N/A	N/A	N/A	N/A	NASDAQ	7,291,643	92,968
OCFC	OceanFirst Financial Corp.	NJ	2,287,532	218,836	218,836	0.95	0.95	9.99	9.99	NASDAQ	18,205,900	261,437
ORIT	Oritani Financial Corp.	NJ	2,700,982	510,709	510,709	1.21	1.21	5.72	5.72	NASDAQ	45,198,770	650,410
PFS	Provident Financial Services, Inc.	NJ	7,134,851	974,546	615,141	0.91	0.88	6.66	6.47	NYSE	60,141,128	923,166
RBLG	Roebling Financial Corp, Inc.	NJ	163,621	15,120	15,120	0.20	0.29	2.22	3.17	OTC BB	1,686,527	6,426
ROMA	Roma Financial Corporation	NJ	1,852,406	219,091	217,265	0.32	0.38	2.78	3.31	NASDAQ	30,296,330	258,125
AF	Astoria Financial Corporation	NY	17,573,412	1,285,611	1,100,460	0.27	0.27	3.61	3.61	NYSE	98,280,939	963,153
BFED	Beacon Federal Bancorp, Inc.	NY	1,024,743	113,942	115,174	0.43	0.53	3.89	4.88	NASDAQ	6,202,740	88,084
CARV	Carver Bancorp, Inc.	NY	641,230	56,619	56,619	(3.36)	(3.41)	(42.53)	(43.19)	NASDAQ	3,695,174	27,713
CMSB	CMS Bancorp, Inc.	NY	258,220	19,209	19,209	(0.07)	(0.31)	(0.93)	(4.09)	NASDAQ	1,862,803	14,046
DCOM	Dime Community Bancshares, Inc.	NY	4,018,858	368,369	320,661	N/A	N/A	N/A	N/A	NASDAQ	35,170,103	467,746
ETFC	E*TRADE Financial Corporation	NY	49,155,830	5,079,609	2,872,164	0.35	0.21	3.44	2.04	NASDAQ	285,740,705	2,297,355
ESBK	Elmira Savings Bank, FSB	NY	530,646	65,621	65,621	1.00	1.00	13.84	9.67	NASDAQ	2,166,791	41,765
FFIC	Flushing Financial Corporation	NY	4,357,957	422,956	N/A	N/A	N/A	N/A	N/A	NASDAQ	30,919,551	421,433
NYB	New York Community Bancorp, Inc.	NY	43,487,347	5,611,519	3,133,799	1.18	1.16	8.84	8.73	NYSE	439,124,100	5,502,225
ONFC	Oneida Financial Corp.	NY	676,274	90,417	65,643	0.96	0.96	7.32	7.32	NASDAQ	6,913,049	70,859
PFDB	Patriot Federal Bank	NY	103,773	9,166	8,969	1.18	1.01	12.95	11.11	OTC BB	957,544	8,283
PBNY	Provident New York Bancorp	NY	3,150,040	443,128	278,549	0.55	0.55	3.95	3.95	NYSE	37,899,010	287,653
TRST	Trustco Bank Corp NY	NY	4,421,399	349,907	349,907	0.86	0.84	11.34	11.13	NASDAQ	93,674,359	511,462
ASBN	ASB Financial Corp.	OH	237,818	20,229	20,187	0.78	0.80	8.97	9.17	Pink Sheet	1,594,234	19,290
CFBK	Central Federal Corporation	OH	224,027	12,572	12,572	(0.99)	(1.27)	(17.68)	(22.59)	NASDAQ	825,640	1,288
CHEV	Cheviot Financial Corp.	OH	639,424	105,896	96,155	0.63	0.63	4.95	4.95	NASDAQ	7,596,557	64,191
CIBN	Community Investors Bancorp, Inc.	OH	130,445	13,109	13,109	0.45	0.07	4.39	0.66	Pink Sheet	882,611	4,987
FFDF	FFD Financial Corporation	OH	235,369	20,187	20,187	0.90	0.73	10.54	8.63	OTC BB	1,016,096	16,258

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
AS OF JUNE 30, 2012

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FDEF	First Defiance Financial Corp.	OH	2,067,616	249,870	174,644	0.78	0.78	5.95	5.95	NASDAQ	9,729,000	166,560
FNFI	First Niles Financial, Inc.	OH	105,817	13,481	13,481	0.65	0.65	5.08	5.08	OTC BB	1,316,478	10,650
FPFC	First Place Financial Corp	OH	2,647,819	105,371	103,758	0.86	(1.20)	17.42	(24.24)	Pink Sheet	16,974,056	11,033
HCFL	Home City Financial Corporation	OH	141,066	13,431	13,431	0.76	0.67	8.27	7.30	Pink Sheet	804,436	7,361
HLFN	Home Loan Financial Corporation	OH	166,562	20,129	20,129	1.49	1.49	12.49	12.49	OTC BB	1,396,506	18,155
PPSF	Peoples-Sidney Financial Corporation	OH	129,234	14,968	14,968	0.26	0.31	2.25	2.65	Pink Sheet	1,245,410	12,454
PFOH	Perpetual Federal Savings Bank	OH	366,787	57,945	57,945	0.62	0.62	3.96	3.96	OTC BB	2,469,822	32,108
PVFC	PVF Capital Corp.	OH	806,472	69,768	69,768	(0.59)	(0.59)	(6.47)	(6.47)	NASDAQ	26,217,796	51,125
UCFC	United Community Financial Corp.	OH	2,041,964	190,014	189,697	0.05	(0.19)	0.58	(2.14)	NASDAQ	32,876,453	80,219
VERF	Versailles Financial Corporation	OH	44,953	9,638	9,638	0.56	0.56	2.70	2.71	OTC BB	392,044	4,901
WAYN	Wayne Savings Bancshares, Inc.	OH	409,100	39,532	37,639	0.43	0.41	4.46	4.27	NASDAQ	3,004,113	25,685
OSBK	Osage Bancshares, Inc.	OK	151,413	20,494	19,455	0.56	0.64	4.38	4.98	OTC BB	2,501,883	18,889
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	481,032	82,668	82,668	0.28	0.28	1.54	1.54	NASDAQ	5,474,437	66,788
ESBF	ESB Financial Corporation	PA	1,979,248	185,776	N/A	0.73	0.73	N/A	N/A	NASDAQ	14,640,987	193,261
ESSA	ESSA Bancorp, Inc.	PA	1,113,063	163,674	161,679	0.37	0.37	2.54	2.54	NASDAQ	12,109,620	130,784
EKFC	Eureka Financial Corp.	PA	144,323	20,313	20,313	1.06	1.06	7.53	7.53	OTC BB	1,311,429	19,999
FFCO	FedFirst Financial Corporation	PA	338,453	47,577	46,402	0.46	0.43	3.32	3.10	NASDAQ	2,912,302	41,617
FSBI	Fidelity Bancorp, Inc.	PA	665,822	52,141	50,088	0.22	0.23	2.83	3.09	NASDAQ	3,068,008	33,288
FXCB	Fox Chase Bancorp, Inc.	PA	1,008,032	185,623	N/A	N/A	N/A	N/A	N/A	NASDAQ	10,934,843	157,899
HARL	Harleysville Savings Financial Corporati	PA	828,976	58,925	58,925	0.59	0.58	8.65	8.56	NASDAQ	3,728,089	66,062
NWBI	Northwest Bancshares, Inc.	PA	8,037,996	1,169,142	995,711	0.79	0.79	5.30	5.29	NASDAQ	97,880,874	1,146,185
QNTO	Quaint Oak Bancorp, Inc.	PA	107,702	16,283	16,283	0.75	0.75	5.10	5.10	OTC BB	983,820	9,937
STND	Standard Financial Corp.	PA	442,135	66,600	57,270	0.68	0.68	4.61	4.58	NASDAQ	3,413,173	55,123
THRD	TF Financial Corporation	PA	693,421	78,528	74,204	0.65	0.65	5.89	5.89	NASDAQ	2,833,521	68,571
UASB	United-American Savings Bank	PA	73,425	6,586	6,586	0.58	0.44	6.37	4.77	OTC BB	309,547	6,807
WVFC	WVS Financial Corp.	PA	273,272	29,005	29,005	0.57	0.60	5.12	5.41	NASDAQ	2,057,930	15,126
NFSB	Newport Bancorp, Inc.	RI	466,554	52,539	52,539	0.30	0.30	2.65	2.65	NASDAQ	3,502,490	47,809
FCPB	First Capital Bancshares, Inc	SC	60,007	6,818	6,818	(0.20)	(0.05)	(1.78)	(0.46)	Pink Sheet	563,720	1,184
FFCH	First Financial Holdings, Inc.	SC	3,304,174	287,264	278,333	N/A	N/A	N/A	N/A	NASDAQ	16,527,000	177,169
HFFC	HF Financial Corp.	SD	1,196,126	96,550	92,184	0.11	0.31	1.43	3.95	NASDAQ	7,038,537	83,407
AFCB	Athens Bancshares Corporation	TN	293,137	42,209	41,910	0.93	0.83	6.55	5.84	NASDAQ	2,665,560	39,024
FABK	First Advantage Bancorp	TN	365,502	55,042	55,042	0.73	0.49	4.93	3.31	NASDAQ	3,939,460	53,183
JFBI	Jefferson Bancshares, Inc.	TN	522,930	52,629	52,629	(0.73)	(0.73)	(7.43)	(7.43)	NASDAQ	6,631,990	16,315
SFBK	SFB Bancorp, Inc	TN	57,981	11,903	11,903	1.09	1.03	5.25	4.97	Pink Sheet	570,522	9,128
UNTN	United Tennessee Bankshares, Inc	TN	191,861	16,593	16,480	0.71	0.80	8.25	9.29	OTC BB	1,142,999	12,962

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
AS OF JUNE 30, 2012

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
BAFI	BancAffiliated, Inc	TX	261,786	29,099	29,099	1.41	(1.93)	12.45	(17.09)	Pink Sheet	278,450	9,467
FFBT	East Texas Financial Services, Inc	TX	198,305	20,887	18,717	0.40	0.27	4.08	2.72	Pink Sheet	1,307,826	17,002
SPBC	SP Bancorp, Inc.	TX	270,526	29,801	29,801	0.51	(0.03)	4.74	(0.29)	NASDAQ	1,716,800	21,975
CFFC	Community Financial Corporation	VA	503,006	51,462	51,462	0.70	0.96	7.11	9.84	NASDAQ	4,361,658	16,051
FRNK	Franklin Financial Corporation	VA	1,080,995	253,485	253,485	0.63	0.80	3.11	3.97	NASDAQ	14,302,838	192,087
ANCB	Anchor Bancorp	WA	471,283	54,024	54,024	(0.35)	(0.51)	(3.10)	(4.49)	NASDAQ	2,455,933	25,394
FFNW	First Financial Northwest, Inc.	WA	998,678	184,172	184,172	0.32	0.32	1.96	1.96	NASDAQ	18,805,170	152,698
RVSB	Riverview Bancorp, Inc.	WA	855,998	76,151	50,442	(3.65)	(3.63)	(29.60)	(29.43)	NASDAQ	22,471,890	50,786
SNFL	Sound Financial, Inc.	WA	355,011	29,608	28,794	0.62	0.63	7.38	7.59	Pink Sheet	2,960,045	22,911
TSBK	Timberland Bancorp, Inc.	WA	729,136	89,275	81,189	0.46	0.46	3.86	3.86	NASDAQ	7,045,040	35,577
WAFD	Washington Federal, Inc.	WA	13,465,349	1,933,281	1,676,850	0.99	0.99	7.04	7.04	NASDAQ	106,884,239	1,805,275
ABCW	Anchor Bancorp Wisconsin Inc.	WI	2,783,148	-28,507	-28,507	(0.72)	(1.06)	(13.18)	(47.17)	Pink Sheet	21,247,725	9,561
BKMU	Bank Mutual Corporation	WI	2,634,952	272,357	265,094	0.21	0.21	1.91	1.91	NASDAQ	46,326,480	204,300
CZWI	Citizens Community Bancorp, Inc.	WI	528,781	53,153	53,808	0.05	0.02	0.48	0.21	NASDAQ	5,133,050	31,106
WSBF	Waterstone Financial, Inc.	WI	1,681,181	175,784	175,784	0.18	0.18	1.78	1.78	NASDAQ	31,350,097	119,130
CRZY	Crazy Woman Creek Bancorp, Inc	WY	138,328	13,508	13,330	0.03	(0.27)	0.26	(2.82)	Pink Sheet	637,138	4,524

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
AS OF JUNE 30, 2012

		ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS											
AVERAGE		2,071,365	240,298	193,238	0.43	0.54	3.65	4.65		22,035,472	196,602
MEDIAN		474,478	53,837	51,432	0.47	0.44	4.05	3.89		0	0
HIGH		49,155,830	5,611,519	4,511,333	1.49	1.90	19.37	15.75		557,722,618	5,502,225
LOW		35,048	(31,562)	(44,643)	(3.65)	(3.63)	(42.53)	(47.17)		137,206	111
AVERAGE FOR STATE											
IN		458,478	47,902	45,920	0.57	0.39	5.20	3.43		2,712,371	30,529
AVERAGE BY REGION											
MIDWEST		855,188	76,345	74,130	0.05	0.03	0.58	0.33		16,063,985	43,889
NORTH CENTRAL		1,202,939	182,303	186,254	0.70	0.66	4.59	4.32		14,285,206	166,311
NORTHEAST		4,451,858	540,811	408,726	0.50	0.67	0.50	0.67		43,093,909	438,023
SOUTHEAST		1,210,481	103,185	101,501	0.10	0.19	1.20	2.32		9,887,188	94,600
SOUTHWEST		303,408	303,408	41,682	0.28	0.26	2.01	1.92		3,591,128	43,677
WEST		1,626,195	216,845	198,305	0.70	0.69	5.26	5.19		14,194,286	201,845
AVERAGE BY EXCHANGE											
NYSE		14,943,114	1,520,423	1,060,869	0.64	0.68	6.11	6.48		189,335,437	1,349,023
NASDAQ		2,448,167	305,865	255,410	0.37	0.53	2.98	4.27		24,578,473	245,323
OTC		213,722	23,148	22,718	0.44	0.40	4.08	3.72		1,353,975	26,347
PINK SHEETS		464,498	30,327	29,370	0.04	0.02	0.51	0.29		4,453,042	14,186

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 34

RECENT SECOND STEP CONVERSIONS

PRICE CHANGES FROM IPO DATE

						PRICE CHANGE FROM IPO DATE			CURRENT DATA	
			IPO Date	IPO Price	Offering Size ($ million)	1 Day % Change	1 Week % Change	1 Month % Change	**Closing Price on 08/12/12 ($)**	**08/12/12 % Change From IPO Price**
MDNB	Minden Bancorp, Inc.	LA	01/04/11	10.00	10.5	28.0%	28.5%	30.0%	**14.25**	**42.5%**
SIFI	SI Financial Group, Inc.	CT	01/13/2011	8.00	52.4	15.9%	12.5%	17.5%	**11.01**	**37.6%**
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	01/18/2011	10.00	32.6	10.0%	5.5%	11.0%	**11.35**	**13.5%**
ACFC	Atlantic Coast Financial Corporation	FL	02/04/2011	10.00	17.1	0.05%	0.0%	2.0%	**2.25**	**(77.5)%**
EKFC	Eureka Financial Corp.	PA	03/01/2011	10.00	7.6	22.5%	17.5%	28.5%	**14.06**	**40.6%**
RCKB	Rockville Financial, Inc.	CT	03/04/2011	10.00	171.1	6.0%	6.5%	5.0%	**11.62**	**16.2%**
NVSL	Naugatuck Valley Financial Corporation	CT	06/30/2011	8.00	33.4	(1.3)%	(2.5)%	1.9%	**7.15**	**(10.6)%**
CHEVD	Cheviot Financial Corp.	OH	01/18/2012	8.00	37.4	3.1%	2.6%	3.5%	**8.41**	**5.1%**
GTWN	Georgetown Bancorp, Inc.	MA	07/12/2012	10.00	11.0	9.7%	16.6%	11.2%	**11.10**	**11.0%**
			AVERAGE			**10.4%**	**9.7%**	**12.3%**		**8.7%**
			MEDIAN			**9.7%**	**6.5%**	**11.0%**		**13.5%**
			HIGH			**28.0%**	**28.5%**	**30.0%**		**42.5%**
			LOW			**(1.3)%**	**(2.5)%**	**1.9%**		**(77.5)%**

EXHIBIT 35

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS
COUNTY, CITY OR MARKET AREA OF UNITED COMMUNITY BANK

NONE

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
PRICES AS OF JUNE 29, 2012

		State	Exchange	PER SHARE Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
CULL	Cullman Bancorp, Inc. (MHC)	AL	OTC BB	13.25	0.25	0.67	84.44	1.00	19.71	19.71	99.35	99.35	15.69
PSBH	PSB Holdings, Inc. (MHC)	CT	NASDAQ	N/A	N/A	0.17	69.04	0.00	27.47	17.75	70.30	83.35	6.88
CHFN	Charter Financial Corporation (MHC)	GA	NASDAQ	9.70	(0.26)	0.19	57.43	0.10	50.32	49.12	127.00	132.45	16.89
WCFB	Webster City Federal Bancorp (MHC)	IA	Pink Sheet	6.20	(2.40)	0.06	29.58	0.00	N/A	N/A	158.09	158.09	20.96
AJSB	AJS Bancorp, Inc. (MHC)	IL	OTC BB	10.25	(2.75)	(0.12)	79.34	0.00	(87.27)	(73.04)	125.39	125.45	12.91
BFFI	Ben Franklin Financial, Inc. (MHC)	IL	OTC BB	1.49	(0.26)	(0.24)	51.98	0.00	(6.13)	(6.13)	34.70	34.70	2.86
MFDB	Mutual Federal Bancorp, Inc (MHC)	IL	OTC BB	1.90	(0.10)	(0.37)	22.45	0.00	(5.17)	(5.17)	50.39	50.39	8.46
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	IL	OTC BB	4.75	(3.09)	(0.53)	87.65	0.00	(8.97)	(8.94)	48.43	48.80	5.41
SUGR	Sugar Creek Financial Corp (MHC)	IL	OTC BB	5.00	(1.00)	0.17	103.99	0.00	29.19	29.19	48.31	48.31	4.80
MSVB	Mid-Southern Savings Bank, FSB (MHC)	IN	OTC BB	14.00	2.00	1.41	153.08	0.25	9.91	9.91	92.36	92.36	9.14
UCBA	United Community Bancorp (MHC)	IN	NASDAQ	5.60	(0.82)	0.25	63.30	0.26	N/A	N/A	N/A	N/A	N/A
KFFB	Kentucky First Federal Bancorp (MHC)	KY	NASDAQ	8.49	(0.51)	0.22	28.82	0.00	N/A	N/A	N/A	N/A	N/A
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	MA	NASDAQ	13.92	0.32	0.56	94.04	0.00	24.73	29.67	135.88	144.53	14.80
BVFL	BV Financial, Inc. (MHC)	MD	OTC BB	3.50	0.00	0.47	61.75	0.00	7.52	8.05	56.77	56.77	5.66
SFBI	SFSB, Inc. (MHC)	MD	Pink Sheet	2.40	(0.91)	(1.21)	66.47	0.00	(1.99)	(1.99)	47.70	47.70	3.61
ABBB	Auburn Bancorp, Inc. (MHC)	ME	OTC BB	5.11	(1.94)	0.33	148.29	0.00	15.59	15.59	42.11	42.11	3.44
LSFG	LifeStore Financial Group (MHC)	NC	Pink Sheet	2.65	(0.85)	0.50	264.91	0.00	5.27	5.27	11.06	11.59	1.00
WAKE	Wake Forest Bancshares, Inc. (MHC)	NC	Pink Sheet	10.10	2.60	0.44	98.20	0.20	23.00	23.00	55.39	55.39	10.28
EQFC	Equitable Financial Corp (MHC)	NE	Pink Sheet	2.25	(0.30)	(0.12)	53.87	N/A	N/A	N/A	41.75	42.74	4.32
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NJ	NASDAQ	10.41	(0.57)	0.31	40.59	0.12	33.74	33.75	145.60	145.60	25.64
DLNO	Delanco Bancorp, Inc. (MHC)	NJ	Pink Sheet	4.49	(0.56)	(0.35)	82.16	0.00	(12.83)	(12.85)	62.37	62.37	5.46
ISBC	Investors Bancorp, Inc. (MHC)	NJ	NASDAQ	15.09	0.95	0.79	102.60	0.00	19.22	19.26	164.76	176.61	14.70
KRNY	Kearny Financial Corp. (MHC)	NJ	NASDAQ	9.69	0.49	0.08	43.88	0.09	N/A	N/A	N/A	N/A	N/A
LPBC	Lincoln Park Bancorp (MHC)	NJ	OTC BB	5.75	1.00	0.49	106.04	0.00	11.62	11.62	71.69	71.95	5.42
MGYR	Magyar Bancorp, Inc. (MHC)	NJ	NASDAQ	4.00	(0.00)	0.10	90.89	0.00	38.97	62.48	52.36	52.64	4.40
MSBF	MSB Financial Corp.	NJ	NASDAQ	5.50	0.04	0.10	68.28	N/A	N/A	N/A	N/A	N/A	N/A
NFBK	Northfield Bancorp, Inc. (MHC)	NJ	NASDAQ	14.21	0.17	0.42	61.28	0.09	33.61	36.86	146.91	153.28	23.18
WAWL	Wawel Savings Bank (MHC)	NJ	OTC BB	4.31	0.21	0.13	45.19	0.00	33.86	33.86	59.20	59.20	9.53
ALMG	Alamogordo Financial Corporation (MHC)	NM	OTC BB	16.00	(0.50)	(1.51)	141.45	0.00	(10.59)	(10.59)	83.26	83.26	11.31
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	NY	Pink Sheet	6.40	1.40	1.54	52.36	0.00	4.14	4.14	92.97	92.97	12.22
FSBC	FSB Community Bankshares, Inc. (MHC)	NY	OTC BB	7.00	(0.70)	(0.08)	121.15	0.00	(84.22)	(84.22)	60.60	60.60	5.77

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
PRICES AS OF JUNE 29, 2012

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
GOVB	Gouverneur Bancorp, Inc. (MHC)	NY	Pink Sheet	8.16	(1.85)	0.83	65.67	0.31	9.85	10.06	72.17	72.17	12.42
GCBC	Greene County Bancorp, Inc. (MHC)	NY	NASDAQ	18.67	1.21	1.41	138.88	0.31	N/A	N/A	148.28	148.28	13.22
HTWC	Hometown Bancorp, Inc. (MHC)	NY	Pink Sheet	6.10	0.30	(0.18)	69.94	0.05	(33.91)	(32.39)	72.26	74.97	8.72
LSBK	Lake Shore Bancorp, Inc. (MHC)	NY	NASDAQ	10.27	0.01	0.65	83.20	0.11	N/A	N/A	92.82	92.82	12.39
NECB	Northeast Community Bancorp, Inc.	NY	NASDAQ	5.29	(1.40)	0.11	35.86	0.06	49.48	55.86	62.46	63.50	14.75
PBHC	Pathfinder Bancorp, Inc. (MHC)	NY	NASDAQ	9.00	0.13	1.13	159.37	0.00	8.00	(26.52)	100.05	116.78	5.64
SCAY	Seneca-Cayuga Bancorp, Inc (MHC)	NY	Pink Sheet	6.95	0.95	N/A	107.24	0.00	N/A	N/A	N/A	N/A	N/A
GVFF	Greenville Federal Financial Corp (MHC)	OH	OTC BB	4.76	0.26	0.52	64.50	0.00	9.21	10.10	67.19	67.29	7.37
TFSL	TFS Financial Corporation (MHC)	OH	NASDAQ	9.55	0.06	0.06	37.21	0.00	N/A	N/A	163.41	165.41	25.66
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	PA	NASDAQ	8.63	0.40	0.21	60.93	0.00	40.49	38.29	108.82	138.64	14.16
MLVF	Malvern Federal Bancorp, Inc. (MHC)	PA	NASDAQ	8.50	0.75	0.12	107.18	0.00	72.38	70.87	83.38	83.54	7.93
PBCP	Polonia Bancorp (MHC)	PA	Pink Sheet	6.95	0.90	0.16	81.74	0.00	42.57	42.57	78.77	78.77	8.50
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC	PA	NASDAQ	5.47	(0.28)	0.19	50.27	0.00	28.81	28.86	92.66	92.66	10.88
WMPN	William Penn Bancorp, Inc. (MHC)	PA	OTC BB	15.00	2.25	0.76	86.92	0.00	19.83	19.83	103.74	103.74	17.25
FSGB	First Federal of South Carolina, Federal Saving	SC	Pink Sheet	0.60	(1.15)	(0.22)	111.83	0.00	(2.79)	(2.74)	8.00	8.17	0.53
OFED	Oconee Federal Financial Corp. (MHC)	SC	NASDAQ	13.00	0.97	0.67	59.54	0.00	19.39	19.75	108.82	108.82	21.83
GFCJ	Guaranty Financial Corp. (MHC)	WI	Pink Sheet	1.30	(2.20)	(14.79)	635.27	0.00	(0.09)	(0.08)	11.97	29.22	0.20

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
PRICES AS OF JUNE 29, 2012

			PER SHARE					PRICING RATIOS				
	State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ALL INSTITUTIONS												
AVERAGE			7.69	(0.14)	(0.07)	94.38	0.06	11.42	11.60	82.78	85.52	10.38
HIGH			18.67	2.60	1.54	635.27	1.00	72.38	70.87	164.76	176.61	25.66
LOW			0.60	(3.1)	(14.79)	22.45	(0.00)	(87.27)	(84.22)	8.00	8.17	0.20
AVERAGE FOR STATE												
IN			9.80	0.59	0.83	108.19	0.25	9.91	9.91	92.36	92.36	9.14

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 30, 2012

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CULL	Cullman Bancorp, Inc. (MHC)	AL	216,536	34,201	34,201	0.76	0.81	5.04	5.35	OTC BB	2,564,458	33,979
PSBH	PSB Holdings, Inc. (MHC)	CT	450,748	44,150	37,035	0.25	0.36	2.63	3.84	NASDAQ	6,528,863	31,038
CHFN	Charter Financial Corporation (MHC)	GA	1,049,436	139,568	133,831	0.33	0.33	2.42	2.48	NASDAQ	18,274,168	177,259
WCFB	Webster City Federal Bancorp (MHC)	IA	90,850	12,045	12,045	0.19	0.26	1.47	2.03	Pink Sheet	3,071,330	19,042
AJSB	AJS Bancorp, Inc. (MHC)	IL	227,646	23,452	23,452	(0.14)	(0.15)	(1.46)	(1.57)	OTC BB	2,869,105	29,408
BFFI	Ben Franklin Financial, Inc. (MHC)	IL	101,355	8,371	8,371	(0.45)	(0.25)	(5.31)	(3.01)	OTC BB	1,949,956	2,905
MFDB	Mutual Federal Bancorp, Inc (MHC)	IL	74,865	12,572	12,572	(1.51)	(1.38)	(9.58)	(8.74)	OTC BB	3,334,273	6,335
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	IL	185,645	20,772	20,772	(0.59)	(0.60)	(5.25)	(5.29)	OTC BB	2,117,979	10,060
SUGR	Sugar Creek Financial Corp (MHC)	IL	93,492	9,304	9,304	0.17	0.27	1.67	2.66	OTC BB	899,009	4,495
MSVB	Mid-Southern Savings Bank, FSB (MHC	IN	224,741	22,253	22,253	0.95	1.01	9.67	10.25	OTC BB	1,468,100	20,553
UCBA	United Community Bancorp (MHC)	IN	495,903	54,988	N/A	N/A	N/A	N/A	N/A	NASDAQ	7,834,780	N/A
KFFB	Kentucky First Federal Bancorp (MHC)	KY	222,949	58,853	N/A	N/A	N/A	N/A	N/A	NASDAQ	7,735,700	N/A
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	MA	2,099,994	228,767	215,080	0.62	0.52	5.49	4.61	NASDAQ	22,331,916	310,860
BVFL	BV Financial, Inc. (MHC)	MD	148,433	14,820	14,762	0.76	0.62	7.82	6.41	OTC BB	2,403,886	8,414
SFBI	SFSB, Inc. (MHC)	MD	177,378	13,424	13,424	(1.72)	(1.54)	(21.27)	(19.12)	Pink Sheet	2,668,453	6,404
ABBB	Auburn Bancorp, Inc. (MHC)	ME	74,631	6,107	6,107	0.22	(0.03)	2.75	(0.42)	OTC BB	503,284	2,572
LSFG	LifeStore Financial Group (MHC)	NC	278,363	25,156	25,156	0.18	0.09	2.14	1.08	Pink Sheet	1,050,800	2,785
WAKE	Wake Forest Bancshares, Inc. (MHC)	NC	113,371	21,050	21,050	0.44	0.46	2.42	2.55	Pink Sheet	1,154,535	11,661
EQFC	Equitable Financial Corp (MHC)	NE	170,967	17,122	17,100	0.31	0.18	3.13	1.83	Pink Sheet	3,173,523	7,140
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NJ	1,061,045	186,878	186,878	0.71	0.71	4.31	4.31	NASDAQ	26,138,815	272,105
DLNO	Delanco Bancorp, Inc. (MHC)	NJ	134,304	11,767	11,767	(0.41)	(0.36)	(4.73)	(4.13)	Pink Sheet	1,634,730	7,340
ISBC	Investors Bancorp, Inc. (MHC)	NJ	11,481,572	1,024,905	968,314	0.80	0.80	8.74	8.74	NASDAQ	111,905,861	1,688,659
KRNY	Kearny Financial Corp. (MHC)	NJ	2,937,006	491,617	N/A	N/A	N/A	N/A	N/A	NASDAQ	66,936,000	N/A
LPBC	Lincoln Park Bancorp (MHC)	NJ	191,213	14,462	14,410	0.49	0.53	6.37	6.95	OTC BB	1,803,245	10,369
MGYR	Magyar Bancorp, Inc. (MHC)	NJ	527,778	44,359	44,359	0.11	0.02	1.35	0.26	NASDAQ	5,806,624	23,226
MSBF	MSB Financial Corp.	NJ	347,347	40,878	N/A	N/A	N/A	N/A	N/A	NASDAQ	5,086,792	N/A
NFBK	Northfield Bancorp, Inc. (MHC)	NJ	2,463,922	388,892	372,733	0.70	0.64	4.19	3.85	NASDAQ	40,206,678	571,337
WAWL	Wawel Savings Bank (MHC)	NJ	96,913	15,612	15,612	0.28	0.31	1.64	1.83	OTC BB	2,144,701	9,244
ALMG	Alamogordo Financial Corporation (MHC	NM	185,904	25,254	25,254	(1.08)	(1.52)	(7.58)	(10.63)	OTC BB	1,314,279	21,028
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	NY	143,311	18,840	18,840	2.95	2.95	25.94	25.94	Pink Sheet	2,736,910	17,516
FSBC	FSB Community Bankshares, Inc. (MHC	NY	216,257	20,617	20,617	(0.07)	(0.07)	(0.70)	(0.70)	OTC BB	1,785,000	12,495
GOVB	Gouverneur Bancorp, Inc. (MHC)	NY	146,710	25,260	25,260	1.22	1.22	7.41	7.41	Pink Sheet	2,234,148	18,231
GCBC	Greene County Bancorp, Inc. (MHC)	NY	578,680	51,768	52,664	N/A	N/A	N/A	N/A	NASDAQ	4,166,854	78,090
HTWC	Hometown Bancorp, Inc. (MHC)	NY	162,743	19,642	18,931	(0.26)	(0.26)	(2.15)	(2.15)	Pink Sheet	2,326,939	14,194
LSBK	Lake Shore Bancorp, Inc. (MHC)	NY	494,139	64,338	65,711	N/A	(0.06)	N/A	(0.47)	NASDAQ	5,939,132	60,995

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF JUNE 30, 2012

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NECB	Northeast Community Bancorp, Inc.	NY	453,447	107,077	105,331	0.28	0.25	1.22	1.08	NASDAQ	12,644,750	66,891
PBHC	Pathfinder Bancorp, Inc. (MHC)	NY	474,906	39,806	35,966	0.64	(0.20)	6.77	(2.35)	NASDAQ	2,979,970	26,820
SCAY	Seneca-Cayuga Bancorp, Inc (MHC)	NY	255,280	24,081	23,423	0.60	0.52	6.55	5.70	Pink Sheet	2,380,500	N/A
GVFF	Greenville Federal Financial Corp (MHC	OH	135,203	14,850	14,850	0.81	0.63	7.89	6.16	OTC BB	2,096,196	9,978
TFSL	TFS Financial Corporation (MHC)	OH	11,494,997	1,805,440	1,805,440	0.17	0.17	1.06	1.06	NASDAQ	308,945,893	2,950,433
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	PA	4,851,237	631,452	496,721	0.34	0.36	2.59	2.75	NASDAQ	79,625,642	687,169
MLVF	Malvern Federal Bancorp, Inc. (MHC)	PA	654,051	62,204	62,204	0.11	0.11	1.14	1.14	NASDAQ	6,102,500	51,871
PBCP	Polonia Bancorp (MHC)	PA	257,883	27,837	27,837	0.19	0.00	1.81	0.04	Pink Sheet	3,155,110	21,928
PBIP	Prudential Bancorp, Inc. of Pennsylvania	PA	503,907	59,171	59,171	0.37	0.37	3.23	3.23	NASDAQ	10,023,500	54,829
WMPN	William Penn Bancorp, Inc. (MHC)	PA	316,468	52,642	52,642	0.86	0.89	5.38	5.57	OTC BB	3,641,018	54,615
FSGB	First Federal of South Carolina, Federal	SC	113,257	7,588	7,568	(0.20)	(0.24)	(2.80)	(3.38)	Pink Sheet	1,012,755	608
OFED	Oconee Federal Financial Corp. (MHC)	SC	377,946	75,829	75,829	1.13	1.12	5.81	5.75	NASDAQ	6,348,000	82,524
GFCJ	Guaranty Financial Corp. (MHC)	WI	1,186,322	20,280	20,155	(2.04)	(4.79)	(54.43)	N/A	Pink Sheet	1,867,431	2,428
ALL THRIFTS												
	AVERAGE		1,015,439	127,923	119,432	0.37	0.35	2.85	2.76		16,977,585	174,415
AVERAGE FOR STATE												
	IN		360,322	38,621	22,253	0.95	1.01	9.67	10.25		4,651,440	20,553

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 38

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:

Regions: Midwest, Northcentral, Northeast

Asset size: >= $200,000,000 and <= $1,500,000,000

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	UNITED COMMUNITY BANCORP	**IN**	**495,903**	**10.25**	**25.13**	**34.70**	**57.18**	**82.31**	**2.18**	**11.09**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		> 200,000 < 1,500,000	< 35.00	< 30.00	< 60.00	40.00 - 80.00	55.00 - 95.00	< 20.00	6.00 - 18.00
GTWND	Georgetown Bancorp, Inc.	MA	214,660	18.76	4.25	N/A	71.17	75.41	11.85	9.15
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	217,338	13.26	13.12	N/A	65.68	78.81	16.72	10.96
CFBK	Central Federal Corporation	OH	224,027	25.53	7.73	16.99	60.13	67.86	4.46	5.61
FFDF	FFD Financial Corporation	OH	235,369	8.09	4.23	29.19	83.89	88.12	4.80	8.58
ASBN	ASB Financial Corp.	OH	237,818	15.75	9.10	44.88	70.18	79.28	5.68	8.51
WEIN	West End Indiana Bancshares, Inc.	IN	246,864	14.11	16.48	25.22	63.65	80.13	10.13	10.21
MFLR	Mayflower Bancorp, Inc.	MA	251,973	19.50	21.66	35.54	53.14	74.80	0.40	8.79
WEFP	Wells Financial Corp.	MN	252,350	27.20	3.18	37.25	64.31	67.49	0.00	10.07
CMSB	CMS Bancorp, Inc.	NY	258,220	20.15	1.33	41.04	75.42	76.76	9.38	7.44
WVFC	WVS Financial Corp.	PA	273,272	52.47	28.94	6.89	14.43	43.37	35.41	10.61
WBKC	Wolverine Bancorp, Inc.	MI	287,345	9.54	0.00	35.94	85.47	85.47	22.21	18.95
STBI	Sturgis Bancorp, Inc.	MI	312,310	10.41	0.00	43.10	80.45	80.45	16.81	8.32
JXSB	Jacksonville Bancorp, Inc.	IL	316,908	23.70	15.44	17.95	54.50	69.93	0.11	13.66
WEBK	Wellesley Bancorp, Inc.	MA	323,705	12.68	7.03	32.30	76.12	83.15	7.26	10.12
FFWC	FFW Corporation	IN	329,231	21.87	8.38	33.74	62.65	71.03	3.95	9.36
FFCO	FedFirst Financial Corporation	PA	338,453	9.93	11.95	50.62	71.78	83.74	14.04	14.06
PFOH	Perpetual Federal Savings Bank	OH	366,787	15.47	0.00	28.16	82.51	82.51	5.79	15.80
LSBI	LSB Financial Corp.	IN	367,551	12.61	2.12	34.85	79.20	81.32	4.90	10.07
GUAA	Guaranty Bancorp, Inc.	NH	380,074	9.08	5.93	43.53	78.89	84.82	12.76	9.27
FBPI	First Bancorp of Indiana, Inc.	IN	380,825	31.55	10.91	16.77	47.96	58.88	15.76	10.33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:

Regions: Midwest, Northcentral, Northeast
Asset size: >= $200,000,000 and
<= $1,500,000,000

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	UNITED COMMUNITY BANCORP	**IN**	**495,903**	**10.25**	**25.13**	**34.70**	**57.18**	**82.31**	**2.18**	**11.09**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		> 200,000 < 1,500,000	< 35.00	< 30.00	< 60.00	40.00 - 80.00	55.00 - 95.00	< 20.00	6.00 - 18.00
FIRT	First BancTrust Corporation	IL	391,936	-5.94	10.67	23.91	73.21	83.88	9.95	9.66
RIVR	River Valley Bancorp	IN	408,360	21.64	9.10	26.81	61.16	70.26	14.20	8.24
WAYN	Wayne Savings Bancshares, Inc.	OH	409,100	10.69	25.21	37.36	57.59	82.80	8.13	9.66
LBCP	Liberty Bancorp, Inc.	MO	421,885	9.90	1.91	12.48	71.91	73.81	13.18	15.29
STND	Standard Financial Corp.	PA	442,135	17.25	9.78	48.38	66.21	75.99	10.09	15.06
FCAP	First Capital, Inc.	IN	453,786	22.51	10.27	31.01	60.45	70.73	4.39	11.35
NFSB	Newport Bancorp, Inc.	RI	466,554	7.72	6.28	49.97	77.98	84.27	21.78	11.26
LPSB	Laporte Bancorp. Inc.	IN	477,672	14.86	13.16	14.08	63.99	77.16	14.40	12.27
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	481,032	31.54	1.92	24.80	58.97	60.89	5.16	17.19
PBNI	Peoples Bancorp	IN	488,124	19.02	26.07	32.00	44.73	70.80	11.83	12.83
IROQ	IF Bancorp, Inc.	IL	511,329	33.81	11.51	30.51	50.63	62.15	15.39	12.47
CZWI	Citizens Community Bancorp, Inc.	WI	533,366	7.93	8.64	52.61	79.81	88.45	9.03	10.14
ESBK	Elmira Savings Bank, FSB	NY	530,646	12.19	11.07	39.87	68.28	79.35	11.12	12.37
FCLF	First Clover Leaf Financial Corp.	IL	538,132	13.79	4.99	27.22	72.84	77.83	5.01	14.53
FSFG	First Savings Financial Group, Inc.	IN	546,249	16.03	12.74	33.29	64.77	77.52	9.96	14.45
PEOP	Peoples Federal Bancshares, Inc.	MA	559,664	10.76	5.95	47.37	77.40	83.35	4.29	19.91
CEBK	Central Bancorp, Inc.	MA	565,737	3.13	5.26	49.28	85.86	91.12	26.02	7.94
NVSL	Naugatuck Valley Financial Corporation	CT	572,118	7.42	8.28	42.52	79.35	87.63	12.86	14.27
CBNK	Chicopee Bancorp, Inc.	MA	604,866	19.39	0.26	29.00	75.16	75.41	10.13	14.65
HBNK	Hampden Bancorp, Inc.	MA	611,124	6.07	22.53	30.46	66.07	88.60	13.19	14.31

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: Midwest, Northcentral, Northeast
Asset size: >= $200,000,000 and
<= $1,500,000,000

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	UNITED COMMUNITY BANCORP	**IN**	**495,903**	**10.25**	**25.13**	**34.70**	**57.18**	**82.31**	**2.18**	**11.09**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		> 200,000 < 1,500,000	< 35.00	< 30.00	< 60.00	40.00 - 80.00	55.00 - 95.00	< 20.00	6.00 - 18.00
COBK	Colonial Financial Services, Inc.	NJ	617,695	30.99	16.73	27.32	46.62	63.35	0.32	11.40
CHEV	Cheviot Financial Corp.	OH	634,376	32.89	1.67	44.14	56.82	58.48	4.23	16.92
CARV	Carver Bancorp, Inc.	NY	641,230	22.62	8.02	11.17	65.91	73.94	6.77	8.83
FSBI	Fidelity Bancorp, Inc.	PA	665,374	24.90	17.86	28.27	50.72	68.58	9.77	7.93
ONFC	Oneida Financial Corp.	NY	676,274	2.42	17.10	20.15	43.46	60.56	2.07	13.37
NWIN	NorthWest Indiana Bancorp	IN	680,081	14.47	17.18	23.00	62.24	79.42	8.68	9.55
THRD	TF Financial Corporation	PA	693,421	14.01	8.47	50.02	70.86	79.34	6.73	11.32
HMNF	HMN Financial, Inc.	MN	670,314	8.18	2.22	25.81	74.41	76.63	10.44	8.88
BLMT	BSB Bancorp, Inc.	MA	755,371	11.46	6.74	35.99	78.56	85.31	9.84	17.52
PVFC	PVF Capital Corp.	OH	806,472	21.43	1.91	25.54	69.81	71.72	4.47	8.65
HARL	Harleysville Savings Financial Corporation	PA	828,976	14.91	18.34	49.05	60.44	78.78	24.58	7.11
NWBM	Northwestern Bancorp	MI	883,764	20.54	0.00	26.16	71.08	71.08	0.37	8.85
SIFI	SI Financial Group, Inc.	CT	956,269	15.81	10.04	30.66	68.98	79.02	9.73	13.37
OSHC	Ocean Shore Holding Co.	NJ	1,002,690	18.06	5.40	60.92	71.31	76.70	12.51	10.53
FXCB	Fox Chase Bancorp, Inc.	PA	1,008,032	4.04	27.58	25.42	64.05	91.63	14.78	18.41
BFED	Beacon Federal Bancorp, Inc.	NY	997,972	5.46	16.50	32.51	73.64	90.14	19.18	11.54
CBNJ	Cape Bancorp, Inc.	NJ	1,048,310	10.85	8.72	30.96	69.30	78.02	9.92	14.14
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,094,327	9.48	13.34	45.01	67.76	81.11	14.62	9.93
ESSA	ESSA Bancorp, Inc.	PA	1,113,063	9.48	18.71	57.29	66.59	85.30	23.62	14.70
HIFS	Hingham Institution for Savings	MA	1,159,005	20.55	0.02	42.61	76.21	76.22	20.40	7.57

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
Regions: Midwest, Northcentral, Northeast
Asset size: >= $200,000,000 and
<= $1,500,000,000

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	UNITED COMMUNITY BANCORP	**IN**	**495,903**	**10.25**	**25.13**	**34.70**	**57.18**	**82.31**	**2.18**	**11.09**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		> 200,000 < 1,500,000	< 35.00	< 30.00	< 60.00	40.00 - 80.00	55.00 - 95.00	< 20.00	6.00 - 18.00
CITZ	CFS Bancorp, Inc.	IN	1,170,542	19.30	12.70	21.07	59.49	72.19	4.44	8.83
NASB	NASB Financial, Inc.	MO	1,220,569	8.59	2.39	39.83	78.93	81.32	12.35	13.21
HFFC	HF Financial Corp.	SD	1,196,126	5.31	29.47	13.39	59.28	88.75	14.65	8.07
WFD	Westfield Financial, Inc.	MA	1,318,633	12.50	38.64	15.45	43.68	82.32	4.44	16.03
PULB	Pulaski Financial Corp.	MO	1,317,287	4.69	0.48	44.08	87.18	87.65	5.21	9.31
MFSF	MutualFirst Financial, Inc.	IN	1,471,448	4.60	22.82	38.03	64.36	87.18	9.28	9.29

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: Midwest, Northcentral, Northeast
Asset size: >= $200,000,000 and
<= $1,500,000,000

				OPERATING PERFORMANCE					ASSET QUALITY (1)		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	UNITED COMMUNITY BANCORP	**IN**	**495,903**	**0.25**	**2.22**	**3.10**	**2.57**	**1.03**	**3.31**	**0.04**	**1.13**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		> 200,000 < 1,500,000	< 1.00	< 10.00	2.25 - 4.25	2.00 - 3.25	< 1.50	< 5.00	< 1.50	> 0.20
GTWND	Georgetown Bancorp, Inc.	MA	214,660	0.39	4.07	4.06	3.46	0.59	1.14	0.13	0.72
FFNM	First Federal of Northern Michigan Bancorp, Inc.	MI	217,338	0.45	4.11	4.01	3.99	0.80	3.21	0.64	0.82
CFBK	Central Federal Corporation	OH	224,027	(1.27)	(22.59)	2.30	3.13	0.59	6.44	1.05	2.43
FFDF	FFD Financial Corporation	OH	235,369	0.73	8.63	3.89	2.54	0.63	1.01	0.00	0.98
ASBN	ASB Financial Corp.	OH	237,818	0.80	9.17	3.80	2.59	0.45	2.40	0.24	0.92
WEIN	West End Indiana Bancshares, Inc.	IN	246,864	0.30	3.34	3.78	3.10	0.65	1.34	0.25	0.81
MFLR	Mayflower Bancorp, Inc.	MA	251,973	0.38	4.34	3.73	3.23	0.63	0.22	0.32	0.49
WEFP	Wells Financial Corp.	MN	252,350	0.43	4.07	3.97	3.48	1.56	4.43	1.40	1.23
CMSB	CMS Bancorp, Inc.	NY	258,220	(0.31)	(4.09)	3.24	3.47	0.14	2.15	0.00	0.41
WVFC	WVS Financial Corp.	PA	273,272	0.60	5.41	2.32	1.40	0.19	0.64	0.09	0.14
WBKC	Wolverine Bancorp, Inc.	MI	287,345	0.47	2.57	3.59	2.46	0.52	4.11	0.35	2.26
STBI	Sturgis Bancorp, Inc.	MI	312,310	0.70	9.63	3.24	3.45	1.26	2.77	0.43	1.75
JXSB	Jacksonville Bancorp, Inc.	IL	316,908	1.05	7.52	3.70	3.18	1.27	1.27	0.09	0.99
WEBK	Wellesley Bancorp, Inc.	MA	323,705	0.74	8.22	3.87	2.57	0.20	1.59	0.00	1.10
FFWC	FFW Corporation	IN	329,231	(0.08)	(0.80)	3.10	2.37	0.82	3.87	0.43	1.07
FFCO	FedFirst Financial Corporation	PA	338,453	0.43	3.10	3.26	3.17	0.98	1.35	0.07	0.88
PFOH	Perpetual Federal Savings Bank	OH	366,787	0.62	3.96	1.58	0.51	0.02	4.46	0.02	1.23

EXHIBIT 39

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: Midwest, Northcentral, Northeast
Asset size: >= $200,000,000 and
<= $1,500,000,000

				OPERATING PERFORMANCE						ASSET QUALITY (1)		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	UNITED COMMUNITY BANCORP	**IN**	**495,903**	**0.25**	**2.22**	**3.10**	**2.57**	**1.03**	**3.31**	**0.04**	**1.13**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		> 200,000 < 1,500,000	< 1.00	< 10.00	2.25 - 4.25	2.00 - 3.25	< 1.50	< 5.00	< 1.50	> 0.20
LSBI	LSB Financial Corp.	IN	367,551	0.13	1.31	3.79	2.79	0.88	3.77	0.21	1.43
GUAA	Guaranty Bancorp, Inc.	NH	380,074	0.61	6.81	3.75	3.08	0.61	0.72	0.11	0.79
FBPI	First Bancorp of Indiana, Inc.	IN	380,825	0.33	3.16	4.19	4.03	1.26	2.16	0.69	0.57
FIRT	First BancTrust Corporation	IL	391,936	0.66	6.73	3.77	2.87	1.14	2.03	0.18	1.18
RIVR	River Valley Bancorp	IN	408,360	0.41	4.94	3.29	2.75	0.78	3.59	0.59	0.86
WAYN	Wayne Savings Bancshares, Inc.	OH	409,100	0.41	4.27	3.39	2.81	0.47	1.92	0.02	0.88
LBCP	Liberty Bancorp, Inc.	MO	421,885	0.60	4.40	15.15	3.24	0.89	8.53	3.77	1.53
STND	Standard Financial Corp.	PA	442,135	0.68	4.58	3.21	2.16	0.50	1.06	0.13	0.98
FCAP	First Capital, Inc.	IN	453,786	0.92	7.45	4.11	3.00	0.99	1.86	0.13	0.98
NFSB	Newport Bancorp, Inc.	RI	466,554	0.30	2.65	3.50	2.92	0.51	1.47	0.15	0.79
LPSB	Laporte Bancorp. Inc.	IN	477,672	0.73	6.01	3.74	2.39	0.49	1.70	0.19	0.89
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	481,032	0.28	1.54	3.26	2.43	0.39	4.17	1.35	0.89
PBNI	Peoples Bancorp	IN	488,124	0.68	5.32	2.77	2.51	0.73	0.32	0.18	0.49
IROQ	IF Bancorp, Inc.	IL	511,329	0.60	5.05	3.03	2.35	0.68	1.30	0.25	0.69
CZWI	Citizens Community Bancorp, Inc.	WI	533,366	0.06	0.57	4.10	3.26	0.33	1.03	0.17	1.07
ESBK	Elmira Savings Bank, FSB	NY	530,646	1.00	9.67	4.22	2.42	0.95	0.72	0.02	0.67
FCLF	First Clover Leaf Financial Corp.	IL	538,132	0.21	1.55	3.38	2.15	0.41	3.78	1.27	1.09
FSFG	First Savings Financial Group, Inc.	IN	546,249	0.70	5.66	4.28	3.02	0.54	2.17	0.19	0.90

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: Midwest, Northcentral, Northeast
Asset size: >= $200,000,000 and
<= $1,500,000,000

				OPERATING PERFORMANCE					ASSET QUALITY (1)		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	UNITED COMMUNITY BANCORP	**IN**	**495,903**	**0.25**	**2.22**	**3.10**	**2.57**	**1.03**	**3.31**	**0.04**	**1.13**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		> 200,000 < 1,500,000	< 1.00	< 10.00	2.25 - 4.25	2.00 - 3.25	< 1.50	< 5.00	< 1.50	> 0.20
PEOP	Peoples Federal Bancshares, Inc.	MA	559,664	0.46	2.21	3.29	2.51	0.29	1.10	0.00	0.67
CEBK	Central Bancorp, Inc.	MA	565,737	0.00	(0.05)	3.27	3.21	0.35	1.69	0.12	0.73
NVSL	Naugatuck Valley Financial Corporation	CT	572,118	0.06	0.44	3.66	3.29	0.87	4.94	0.17	1.26
CBNK	Chicopee Bancorp, Inc.	MA	604,866	0.27	1.77	3.27	3.20	0.48	0.77	0.22	0.74
HBNK	Hampden Bancorp, Inc.	MA	611,124	0.37	2.31	3.52	2.90	0.52	2.61	0.22	0.85
COBK	Colonial Financial Services, Inc.	NJ	617,695	0.07	0.65	2.93	2.00	0.29	4.71	1.16	0.48
CHEV	Cheviot Financial Corp.	OH	634,376	0.60	4.22	2.98	2.24	0.64	2.68	0.57	0.25
CARV	Carver Bancorp, Inc.	NY	641,230	(3.41)	(43.19)	3.11	4.58	0.46	16.76	0.34	3.09
FSBI	Fidelity Bancorp, Inc.	PA	665,374	0.25	3.28	2.44	2.24	0.58	3.71	1.04	0.64
ONFC	Oneida Financial Corp.	NY	676,274	0.96	7.32	3.50	5.41	3.81	0.67	0.03	0.37
NWIN	NorthWest Indiana Bancorp	IN	680,081	0.73	7.78	3.87	3.06	0.73	3.36	0.33	1.18
THRD	TF Financial Corporation	PA	693,421	0.65	5.89	3.74	2.63	0.48	3.60	1.48	1.01
HMNF	HMN Financial, Inc.	MN	670,314	(0.83)	(10.33)	3.44	3.58	0.95	9.70	1.90	3.03
BLMT	BSB Bancorp, Inc.	MA	755,371	(0.05)	(0.35)	3.06	3.18	0.52	0.43	0.00	0.71
PVFC	PVF Capital Corp.	OH	806,472	(0.59)	(6.47)	2.88	3.24	1.13	6.10	1.18	2.10
HARL	Harleysville Savings Financial Corporation	PA	828,976	0.58	8.56	2.54	1.58	0.22	1.46	0.00	0.47
NWBM	Northwestern Bancorp	MI	883,764	(0.33)	(3.74)	3.84	4.84	2.78	8.03	1.34	1.72
SIFI	SI Financial Group, Inc.	CT	956,269	0.18	1.44	2.94	3.27	1.04	1.75	0.06	0.59

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
Regions: Midwest, Northcentral, Northeast
Asset size: >= $200,000,000 and
<= $1,500,000,000

				OPERATING PERFORMANCE					ASSET QUALITY (1)		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	UNITED COMMUNITY BANCORP	**IN**	**495,903**	**0.25**	**2.22**	**3.10**	**2.57**	**1.03**	**3.31**	**0.04**	**1.13**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		> 200,000 < 1,500,000	< 1.00	< 10.00	2.25 - 4.25	2.00 - 3.25	< 1.50	< 5.00	< 1.50	> 0.20
OSHC	Ocean Shore Holding Co.	NJ	1,002,690	0.54	5.12	3.53	2.19	0.39	0.68	0.02	0.39
FXCB	Fox Chase Bancorp, Inc.	PA	1,008,032	0.47	2.53	3.29	2.17	0.28	4.12	0.64	1.12
BFED	Beacon Federal Bancorp, Inc.	NY	997,972	0.39	3.53	2.93	2.22	0.68	3.98	0.28	1.35
CBNJ	Cape Bancorp, Inc.	NJ	1,048,310	0.10	0.74	3.62	3.09	0.51	3.68	0.65	1.21
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,094,327	0.48	4.92	3.03	2.76	1.07	1.58	0.07	0.82
ESSA	ESSA Bancorp, Inc.	PA	1,113,063	0.37	2.54	2.60	2.36	0.55	1.51	0.16	0.64
HIFS	Hingham Institution for Savings	MA	1,159,005	1.16	15.75	3.48	1.48	0.15	0.91	0.27	0.67
CITZ	CFS Bancorp, Inc.	IN	1,170,542	(0.02)	(0.20)	3.41	3.35	0.90	6.31	1.70	1.07
NASB	NASB Financial, Inc.	MO	1,220,569	1.40	11.39	4.20	5.05	3.91	10.23	1.77	3.09
HFFC	HF Financial Corp.	SD	1,196,126	0.31	3.95	3.08	2.98	0.99	2.17	0.22	0.88
WFD	Westfield Financial, Inc.	MA	1,318,633	0.51	3.03	2.56	1.94	0.29	1.42	0.09	0.61
PULB	Pulaski Financial Corp.	MO	1,317,287	0.70	3.10	3.79	2.54	1.11	5.03	1.29	1.34
MFSF	MutualFirst Financial, Inc.	IN	1,471,448	0.39	4.15	3.09	2.76	1.01	2.38	0.50	1.09

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 40

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			Total Assets ($000)	Cash & Securities/ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	UNITED COMMUNITY BANCORP	**IN**	**495,903**	**10.25**	**25.13**	**34.70**	**57.18**	**82.31**	**2.18**	**11.09**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		> 200,000 - < 1,500,000	< 35.00	< 30.00	< 60.00	40.00 - 80.00	55.00 - 95.00	< 20.00	6.00 - 18.00
LSBI	LSB Financial Corp.	IN	367,551	12.61	2.12	34.85	79.20	81.32	4.90	10.07
RIVR	River Valley Bancorp	IN	408,360	21.64	9.10	26.81	61.16	70.26	14.20	8.24
WAYN	Wayne Savings Bancshares, Inc.	OH	409,100	10.69	25.21	37.36	57.59	82.80	8.13	9.66
STND	Standard Financial Corp.	PA	442,135	17.25	9.78	48.38	66.21	75.99	10.09	15.06
FCAP	First Capital, Inc.	IN	453,786	22.51	10.27	31.01	60.45	70.73	4.39	11.35
IROQ	IF Bancorp, Inc.	IL	511,329	33.81	11.51	30.51	50.63	62.15	15.39	12.47
FCLF	First Clover Leaf Financial Corp.	IL	538,132	13.79	4.99	27.22	72.84	77.83	5.01	14.53
CHEV	Cheviot Financial Corp.	OH	634,376	32.89	1.67	44.14	56.82	58.48	4.23	16.92
THRD	TF Financial Corporation	PA	693,421	13.25	9.23	50.02	70.86	80.09	6.73	11.32
MFSF	MutualFirst Financial, Inc.	IN	1,471,448	4.60	22.82	38.03	64.36	87.18	9.28	9.29
		AVERAGE	592,964	18.30	10.67	36.83	64.01	74.68	8.24	11.89
		MEDIAN	482,558	15.52	9.50	36.11	62.76	76.91	7.43	11.34
		HIGH	1,471,448	33.81	25.21	50.02	79.20	87.18	15.39	16.92
		LOW	367,551	4.60	1.67	26.81	50.63	58.48	4.23	8.24

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 41

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

				OPERATING PERFORMANCE					ASSET QUALITY		
			Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	REO/ Assets (%)	Reserves/ Assets (%)
	UNITED COMMUNITY BANCORP	**IN**	**495,903**	**0.25**	**2.22**	**3.10**	**2.57**	**1.03**	**3.31**	**0.04**	**1.13**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		> 200,000 < 1,500,000	< 1.00	< 10.00	2.25 - 4.25	2.00 - 3.25	< 1.50	< 5.00	< 1.50	> 0.20
LSBI	LSB Financial Corp.	IN	367,551	0.13	1.31	3.79	2.79	0.88	3.77	0.21	1.43
RIVR	River Valley Bancorp	IN	408,360	0.41	4.94	3.29	2.75	0.78	3.59	0.59	0.86
WAYN	Wayne Savings Bancshares, Inc.	OH	409,100	0.41	4.27	3.39	2.81	0.47	1.92	0.02	0.88
STND	Standard Financial Corp.	PA	442,135	0.68	4.58	3.21	2.16	0.50	1.06	0.13	0.98
FCAP	First Capital, Inc.	IN	453,786	0.92	7.45	4.11	3.00	0.99	1.86	0.13	0.98
IROQ	IF Bancorp, Inc.	IL	511,329	0.60	5.05	3.03	2.35	0.68	1.30	0.25	0.69
FCLF	First Clover Leaf Financial Corp.	IL	538,132	0.21	1.55	3.38	2.15	0.41	3.78	1.27	1.09
CHEV	Cheviot Financial Corp.	OH	634,376	0.60	4.22	2.98	2.24	0.64	2.68	0.57	0.25
THRD	TF Financial Corporation	PA	693,421	0.65	5.89	3.74	2.63	0.48	3.60	1.48	1.01
MFSF	MutualFirst Financial, Inc.	IN	1,471,448	0.39	4.15	3.09	2.76	1.01	2.38	0.50	1.09
		AVERAGE	592,964	0.50	4.34	3.40	2.56	0.68	2.59	0.52	0.93
		MEDIAN	482,558	0.51	4.43	3.34	2.69	0.66	2.53	0.38	0.98
		HIGH	1,471,448	0.92	7.45	4.11	3.00	1.01	3.78	1.48	1.43
		LOW	367,551	0.13	1.31	2.98	2.15	0.41	1.06	0.02	0.25

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 42

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Most Recent Quarter Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT											
	UNITED COMMUNITY BANCORP	**Lawrenceburg**	**IN**	**9**	**NASDAQ**	**495,903**	**483,380**	**283,547**	**3,392**	**426,967**	**54,589**
COMPARABLE GROUP											
CHEV	Cheviot Financial Corp.	Cheviot	OH	12	NASDAQ	634,376	589,262	373,538	12,305	499,542	105,896
FCAP	First Capital, Inc.	Corydon	IN	13	NASDAQ	453,786	302,426	274,324	5,388	380,068	51,510
FCLF	First Clover Leaf Financial Corp.	Edwardsville	IL	5	NASDAQ	538,132	494,321	391,966	12,766	405,252	78,211
IROQ	IF Bancorp, Inc.	Watseka	IL	4	NASDAQ	511,329	493,525	258,909	329	363,458	63,757
LSBI	LSB Financial Corp.	Lafayette	IN	5	NASDAQ	367,551	347,247	291,096	922	311,362	37,015
MFSF	MutualFirst Financial, Inc.	Muncie	IN	32	NASDAQ	1,471,448	1,366,398	947,018	5,524	1,171,500	136,641
RIVR	River Valley Bancorp	Madison	IN	9	NASDAQ	408,360	249,748	249,748	982	305,481	33,634
STND	Standard Financial Corp.	Monroeville	PA	9	NASDAQ	442,135	414,692	292,748	9,404	326,896	66,600
THRD	TF Financial Corporation	Newtown	PA	14	NASDAQ	693,421	654,241	491,376	5,194	562,201	78,528
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	11	NASDAQ	409,100	383,292	235,613	2,143	332,530	39,532
	Average			11.4		592,964	529,515	380,634	5,496	465,829	69,132
	Median			10.0		482,558	454,109	291,922	5,291	371,763	65,179
	High			32.0		1,471,448	1,366,398	947,018	12,766	1,171,500	136,641
	Low			4.0		367,551	249,748	235,613	329	305,481	33,634

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET

ASSET COMPOSITION - MOST RECENT QUARTER

		Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Repo-sessed Assets (%)	Goodwill & Intang. (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
			As a Percent of Total Assets									
SUBJECT												
	UNITED COMMUNITY BANCORP	**495,903**	**10.25**	**25.13**	**57.18**	**1.13**	**0.04**	**0.07**	**3.31**	**97.47**	**86.10**	**0.11**
COMPARABLE GROUP												
CHEV	Cheviot Financial Corp.	634,376	32.89	1.67	56.82	0.25	0.57	1.76	2.68	88.81	79.49	0.18
FCAP	First Capital, Inc.	453,786	22.51	10.27	60.45	0.98	0.13	1.19	1.86	93.45	76.60	0.00
FCLF	First Clover Leaf Financial Corp.	538,132	13.79	4.99	72.84	1.09	1.27	2.24	3.78	90.77	76.54	0.13
IROQ	IF Bancorp, Inc.	511,329	33.81	11.51	50.63	0.69	0.25	0.00	1.30	95.83	80.44	0.06
LSBI	LSB Financial Corp.	367,551	12.61	2.12	79.20	1.43	0.21	0.00	3.77	93.04	80.93	0.25
MFSF	MutualFirst Financial, Inc.	1,471,448	4.60	22.82	64.36	1.09	0.50	0.19	2.38	92.86	80.57	0.14
RIVR	River Valley Bancorp	408,360	21.64	9.10	61.16	0.86	0.59	0.07	3.59	94.04	81.81	0.17
STND	Standard Financial Corp.	442,135	17.25	9.78	66.21	0.98	0.13	2.11	1.06	92.81	77.61	0.02
THRD	TF Financial Corporation	693,421	13.25	9.23	70.86	1.01	1.48	0.62	3.60	94.35	80.47	0.13
WAYN	Wayne Savings Bancshares, Inc.	409,100	10.69	25.21	57.59	0.88	0.02	0.46	1.92	92.81	82.46	0.06
	Average	592,964	18.30	10.67	64.01	0.93	0.52	0.87	2.59	92.88	79.69	0.11
	Median	482,558	15.52	9.50	62.76	0.98	0.38	0.54	2.53	92.95	80.46	0.13
	High	1,471,448	33.81	25.21	79.20	1.43	1.48	2.24	3.78	95.83	82.46	0.25
	Low	367,551	4.60	1.67	50.63	0.25	0.02	0.00	1.06	88.81	76.54	0.00
ALL THRIFTS (191)												
	Average	2,071,365	15.97	10.73	66.79	1.09	0.90	0.54	5.06	91.31	79.26	0.12
MIDWEST THRIFTS (54)												
	Average	855,188	16.73	8.56	66.39	1.26	1.18	0.38	8.16	90.45	81.04	0.24
INDIANA THRIFTS (17)												
	Average	458,478	15.61	12.33	62.40	1.03	0.54	0.49	2.83	87.99	80.35	0.10

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 44

BALANCE SHEET COMPARISON

LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	As a Percent of Assets: Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Reg. Tier 1 Capital (%)	Reg. Risk-Based Capital (%)
SUBJECT														
	UNITED COMMUNITY BANCORI	**440,915**	**54,988**	**86.10**	**2.18**	**0.63**	**0.00**	**11.09**	**(0.01)**	**5.46**	**11.09**	**10.40**	**9.01**	**18.56**
COMPARABLE GROUP														
CHEV	Cheviot Financial Corp.	527,037	107,339	78.33	4.23	0.60	0.00	16.92	(0.05)	6.41	16.92	15.55	17.25	18.80
FCAP	First Capital, Inc.	402,231	51,510	83.75	4.39	0.40	0.00	11.35	0.37	6.40	11.35	10.29	9.97	15.67
FCLF	First Clover Leaf Financial Corp.	459,921	78,211	75.31	5.01	0.34	0.00	14.53	0.23	2.83	14.53	12.57	14.59	17.62
IROQ	IF Bancorp, Inc.	447,572	63,757	71.08	15.39	0.76	0.00	12.47	1.01	7.95	12.47	12.47	11.71	24.79
LSBI	LSB Financial Corp.	330,537	37,015	84.71	4.90	0.58	0.00	10.07	0.08	7.75	10.07	10.07	10.01	14.95
MFSF	MutualFirst Financial, Inc.	1,334,807	136,641	79.62	9.28	0.86	1.97	9.29	0.26	2.23	9.29	9.11	8.39	13.97
RIVR	River Valley Bancorp	367,612	33,634	74.81	14.20	0.84	0.00	8.24	0.50	5.54	8.24	8.24	9.27	15.46
STND	Standard Financial Corp.	375,535	66,600	73.94	10.09	0.93	0.00	15.06	0.42	5.95	15.06	13.23	12.58	21.59
THRD	TF Financial Corporation	614,893	78,528	81.08	6.73	0.59	0.00	11.32	0.10	10.84	11.32	10.77	11.61	18.56
WAYN	Wayne Savings Bancshares, Inc.	369,568	39,532	81.28	8.13	0.80	0.00	9.66	0.62	3.17	9.66	9.24	8.80	16.82
	Average	522,971	69,277	78.39	8.24	0.67	0.20	11.89	0.35	5.91	11.89	11.15	11.42	17.82
	Median	424,902	65,179	78.97	7.43	0.68	0.00	11.34	0.31	6.17	11.34	10.53	10.81	17.22
	High	1,334,807	136,641	84.71	15.39	0.93	1.97	16.92	1.01	10.84	16.92	15.55	17.25	24.79
	Low	330,537	33,634	71.08	4.23	0.34	0.00	8.24	(0.05)	2.23	8.24	8.24	8.39	13.97
ALL THRIFTS (191)														
	Average	1,840,951	240,304	76.39	10.26	1.06	0.31	10.55	0.09	5.13	11.57	11.03	10.99	18.85
MIDWEST THRIFTS (54)														
	Average	778,636	76,389	77.72	10.07	1.14	0.24	10.34	0.17	5.00	10.70	10.38	10.14	17.79
INDIANA THRIFTS (17)														
	Average	410,155	47,902	78.42	9.28	0.97	0.30	10.89	0.29	5.71	11.00	10.56	9.86	16.75

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS
($000)

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
	UNITED COMMUNITY BANCORP	**18,186**	**4,288**	**13,898**	**3,662**	**1,960**	**4,977**	**12,436**	**2,777**	**788**	**1,989**	**1,211**
COMPARABLE GROUP												
CHEV	Cheviot Financial Corp.	22,640	6,130	16,510	900	0	3,971	13,882	5,866	1,664	4,202	4,202
FCAP	First Capital, Inc.	19,421	3,055	16,366	1,675	(25)	4,373	13,281	5,758	1,656	4,089	4,105
FCLF	First Clover Leaf Financial Corp.	22,693	5,324	17,369	5,317	371	2,293	12,024	2,325	596	1,729	1,488
IROQ	IF Bancorp, Inc.	18,050	3,901	14,149	1,125	233	3,382	11,616	5,025	1,727	3,298	3,147
LSBI	LSB Financial Corp.	16,822	3,796	13,026	4,610	0	3,190	10,184	1,464	457	1,007	1,007
MFSF	MutualFirst Financial, Inc.	57,862	17,193	40,669	10,400	436	14,513	39,741	7,212	1,645	5,567	4,561
RIVR	River Valley Bancorp	17,447	5,456	11,991	2,719	331	3,120	11,048	1,625	(7)	1,632	1,417
STND	Standard Financial Corp.	17,588	4,473	13,115	1,325	30	2,309	9,780	4,394	1,284	3,110	3,090
THRD	TF Financial Corporation	30,716	6,867	23,849	3,328	0	3,347	18,897	5,731	1,265	4,466	4,466
WAYN	Wayne Savings Bancshares, Inc.	16,046	3,447	12,599	1,129	0	1,922	11,443	2,049	307	1,742	1,742
	Average	23,929	5,964	17,964	3,253	138	4,242	15,190	4,145	1,059	3,084	2,923
	Median	18,736	4,899	15,258	2,197	15	3,269	11,820	4,710	1,275	3,204	3,119
	High	57,862	17,193	40,669	10,400	436	14,513	39,741	7,212	1,727	5,567	4,561
	Low	16,046	3,055	11,991	900	(25)	1,922	9,780	1,464	(7)	1,007	1,007
ALL THRIFTS (191)												
	Average	83,214	28,212	59,703	11,258	1,546	20,500	52,864	12,048	4,607	7,399	9,239
MIDWEST THRIFTS (54)												
	Average	34,120	11,484	25,061	10,420	598	17,930	34,997	(4,024)	909	(4,931)	(5,477)
INDIANA THRIFTS (17)												
	Average	28,018	7,779	23,890	6,427	1,065	8,235	23,984	2,865	1,025	1,840	1,272

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 46

INCOME AND EXPENSE COMPARISON

AS A PERCENTAGE OF AVERAGE ASSETS

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Total Non-Int. Expense	Net Income Before Taxes	Income Taxes	Net Income	Core Income
SUBJECT												
	UNITED COMMUNITY BANCORP	**3.76**	**0.89**	**2.87**	**0.76**	**0.40**	**1.03**	**2.57**	**0.57**	**0.16**	**0.41**	**0.25**
COMPARABLE GROUP												
CHEV	Cheviot Financial Corp.	3.61	0.98	2.66	0.14	0.00	0.63	2.21	0.93	0.27	0.67	0.67
FCAP	First Capital, Inc.	4.41	0.69	3.72	0.38	(0.01)	0.99	3.02	1.31	0.38	0.93	0.93
FCLF	First Clover Leaf Financial Corp.	4.10	0.96	3.14	0.96	0.07	0.41	2.17	0.42	0.11	0.31	0.27
IROQ	IF Bancorp, Inc.	3.65	0.79	2.86	0.23	0.05	0.68	2.35	1.02	0.35	0.67	0.64
LSBI	LSB Financial Corp.	4.57	1.03	3.55	1.25	0.00	0.87	2.77	0.40	0.12	0.27	0.27
MFSF	MutualFirst Financial, Inc.	4.04	1.20	2.84	0.73	0.03	1.01	2.77	0.50	0.11	0.39	0.32
RIVR	River Valley Bancorp	4.30	1.35	2.96	0.67	0.08	0.77	2.72	0.40	(0.00)	0.40	0.35
STND	Standard Financial Corp.	4.00	1.02	2.99	0.30	0.01	0.53	2.23	1.00	0.29	0.71	0.70
THRD	TF Financial Corporation	4.47	1.00	3.47	0.48	0.00	0.49	2.75	0.83	0.18	0.65	0.65
WAYN	Wayne Savings Bancshares, Inc.	3.95	0.85	3.13	0.28	0.00	0.47	2.82	0.50	0.08	0.43	0.43
	Average	4.11	0.99	3.13	0.54	0.02	0.69	2.58	0.73	0.19	0.54	0.52
	Median	4.07	0.99	3.06	0.43	0.00	0.66	2.74	0.67	0.15	0.54	0.53
	High	4.57	1.35	3.72	1.25	0.08	1.01	3.02	1.31	0.38	0.93	0.93
	Low	3.61	0.69	2.66	0.14	(0.01)	0.41	2.17	0.40	(0.00)	0.27	0.27
ALL THRIFTS (191)												
	Average	4.30	1.07	3.23	0.50	0.05	0.79	2.99	0.63	0.21	0.43	0.54
MIDWEST THRIFTS (54)												
	Average	4.22	1.03	3.20	0.59	0.06	0.87	3.04	0.16	0.11	0.06	0.02
INDIANA THRIFTS (17)												
	Average	4.27	1.00	3.28	0.61	0.05	0.72	2.82	0.46	0.15	0.31	0.26

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS
TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	ROAE (%)	Core ROAA (%)	Core ROAE (%)
SUBJECT									
	UNITED COMMUNITY BANCORP	**4.06**	**1.01**	**3.05**	**3.10**	**0.41**	**3.65**	**0.25**	**2.22**
COMPARABLE GROUP									
CHEV	Cheviot Financial Corp.	4.00	1.13	2.87	2.98	0.68	4.75	0.60	4.22
FCAP	First Capital, Inc.	4.76	0.86	3.90	4.11	0.92	8.36	0.92	7.45
FCLF	First Clover Leaf Financial Corp.	4.46	1.12	3.34	3.38	0.31	2.25	0.21	1.55
IROQ	IF Bancorp, Inc.	3.85	0.97	2.88	3.03	0.67	5.59	0.60	5.05
LSBI	LSB Financial Corp.	4.88	1.27	3.61	3.79	0.28	2.77	0.13	1.31
MFSF	MutualFirst Financial, Inc.	4.44	1.36	3.08	3.09	0.39	4.15	0.39	4.15
RIVR	River Valley Bancorp	4.73	1.58	3.15	3.29	0.41	4.94	0.41	4.94
STND	Standard Financial Corp.	4.31	1.43	2.88	3.21	0.68	4.61	0.68	4.58
THRD	TF Financial Corporation	1.87	0.46	1.41	3.74	0.65	5.89	0.65	5.89
WAYN	Wayne Savings Bancshares, Inc.	4.21	1.02	3.19	3.39	0.43	4.46	0.41	4.27
	Average	4.15	1.12	3.03	3.40	0.54	4.78	0.50	4.34
	Median	4.38	1.13	3.12	3.34	0.54	4.68	0.51	4.43
	High	4.88	1.58	3.90	4.11	0.92	8.36	0.92	7.45
	Low	1.87	0.46	1.41	2.98	0.28	2.25	0.13	1.31
ALL THRIFTS (191)									
	Average	4.33	1.50	2.82	2.98	0.41	3.57	0.53	4.55
MIDWEST THRIFTS (54)									
	Average	4.26	1.44	2.82	2.99	0.06	0.62	0.02	0.23
INDIANA THRIFTS (17)									
	Average	4.43	1.20	3.23	3.39	0.33	3.15	0.27	2.65

* Based on average interest-earning assets.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 48

RESERVES AND SUPPLEMENTAL DATA

RESERVES AND SUPPLEMENTAL DATA

		Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	Effective Tax Rate (%)
SUBJECT						
	UNITED COMMUNITY BANCORP	**1.95**	**34.23**	**1.19**	**108.25**	**28.38**
COMPARABLE GROUP						
CHEV	Cheviot Financial Corp.	0.44	9.37	0.06	410.96	28.37
FCAP	First Capital, Inc.	1.59	52.42	0.40	147.19	28.76
FCLF	First Clover Leaf Financial Corp.	1.47	28.85	1.65	81.62	25.63
IROQ	IF Bancorp, Inc.	1.35	53.22	0.24	188.76	34.37
LSBI	LSB Financial Corp.	1.78	37.97	1.44	104.35	31.22
MFSF	MutualFirst Financial, Inc.	1.68	45.75	1.03	106.14	22.81
RIVR	River Valley Bancorp	1.37	24.04	1.22	85.80	(0.43)
STND	Standard Financial Corp.	1.46	92.53	0.52	86.83	29.22
THRD	TF Financial Corporation	1.40	27.97	1.05	63.35	22.07
WAYN	Wayne Savings Bancshares, Inc.	1.50	45.79	(0.28)	(173.16)	14.98
	Average	1.40	41.79	0.73	110.18	23.70
	Median	1.47	41.86	0.78	95.59	27.00
	High	1.78	92.53	1.65	410.96	34.37
	Low	0.44	9.37	(0.28)	(173.16)	(0.43)
ALL THRIFTS (191)						
	Average	1.63	55.15	0.98	123.71	22.02
MIDWEST THRIFTS (54)						
	Average	1.90	42.75	1.13	64.86	18.19
INDIANA THRIFTS (17)						
	Average	1.61	50.17	1.28	111.38	24.21

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS
STOCK PRICES AS OF AUGUST 10, 2012

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Bk. Value /Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	12 Mo. Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
UNITED COMMUNITY BANCORP															
Appraised value - midpoint	**47,000**	**8.00**	**0.23**	**13.13**	**21.56**	**60.94**	**9.07**	**63.75**	**34.24**	**0.24**	**3.00**	**102.71**	**14.89**	**0.26**	**1.72**
Minimum	39,950	8.00	0.27	14.72	18.52	54.35	7.77	56.98	29.60	0.24	3.00	88.79	14.29	0.25	1.77
Maximum	54,050	8.00	0.21	11.95	24.54	66.94	10.36	69.88	38.72	0.24	3.00	116.17	15.48	0.26	1.67
Maximum, as adjusted	62,158	8.00	0.18	10.93	27.89	73.21	11.82	76.26	43.71	0.24	3.00	131.12	16.15	0.26	1.62
ALL THRIFTS (191)															
Average	199,269	14.13	0.40	18.68	12.57	70.34	9.09	76.12	12.06	0.26	1.86	65.03	11.54	0.54	4.65
Median	37,050	11.77	0.61	14.49	12.84	74.62	8.40	79.94	12.83	0.00	0.00	0.00	11.26	0.43	3.71
INDIANA THRIFTS (17)															
Average	30,142	12.63	0.54	20.34	14.72	60.74	6.67	63.66	13.46	0.08	0.63	14.75	10.87	0.28	2.65
Median	23,686	13.39	0.90	22.21	12.84	58.13	6.89	58.13	13.03	0.00	0.00	0.00	10.33	0.39	4.15
COMPARABLE GROUP (10)															
Average	50,871	14.23	0.85	18.30	18.56	76.68	9.13	82.35	18.11	0.28	2.17	39.61	11.92	0.50	4.24
Median	56,463	14.44	0.67	17.03	16.95	72.73	9.43	74.36	15.08	0.22	2.36	39.72	11.49	0.51	4.25
COMPARABLE GROUP															
CHEV Cheviot Financial Corp.	64,799	9.05	0.55	14.13	15.42	60.36	10.21	67.56	15.42	0.23	2.59	42.36	16.92	0.60	4.22
FCAP First Capital, Inc.	57,844	19.89	1.47	18.66	14.09	112.32	12.75	125.44	14.09	0.76	3.85	51.87	11.35	0.92	7.45
FCLF First Clover Leaf Financial Corp.	46,805	6.05	0.22	10.21	27.16	60.05	8.72	71.76	31.57	0.24	4.00	107.30	14.53	0.21	1.55
IROQ IF Bancorp, Inc.	63,701	12.81	0.69	13.25	19.32	99.91	12.45	100.43	20.24	0.00	0.00	0.00	12.47	0.60	5.05
LSBI LSB Financial Corp.	27,774	18.57	0.65	24.03	27.58	75.03	7.55	76.95	27.58	0.00	0.00	0.00	10.07	0.13	1.31
MFSF MutualFirst Financial, Inc.	73,416	10.84	0.53	15.41	19.97	53.72	4.98	54.87	13.03	0.24	2.18	45.00	9.29	0.39	4.15
RIVR River Valley Bancorp	23,686	16.06	0.90	22.21	17.36	70.42	5.80	70.42	14.48	0.84	5.23	93.23	8.24	0.41	4.94
STND Standard Financial Corp.	55,081	17.25	0.98	23.48	16.54	82.76	12.46	95.43	16.54	0.09	0.52	8.91	15.06	0.68	3.58
THRD TF Financial Corporation	69,920	23.25	1.92	28.25	13.42	87.23	10.14	93.24	13.42	0.19	0.82	10.35	11.63	0.65	5.85
WAYN Wayne Savings Bancshares, Inc.	25,685	8.50	0.60	13.36	14.74	64.97	6.27	67.37	14.74	0.22	2.53	37.08	9.66	0.41	4.27

EXHIBIT 50

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - SECOND STAGE OFFERING

United Community Bank/United Community Bancorp
Stock Prices as of August 10, 2012

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	21.56	18.56	16.95	12.57	12.84
Price to core earnings	P/CE	34.24	18.11	15.08	12.06	12.83
Price to book value	P/B	60.94%	76.68%	72.73%	70.34%	74.62%
Price to tangible book value	P/TB	63.75%	82.35%	74.36%	76.12%	79.94%
Price to assets	P/A	9.07%	9.13%	9.43%	9.09%	8.40%

Pre conversion earnings	(Y)	$ 1,989,000	For the twelve months ended June 30, 2012
Pre conversion core earnings	(CY)	$ 1,211,000	For the twelve months ended June 30, 2012
Pre conversion book value	(B)	$ 54,989,000	At June 30, 2012
Pre conversion tang. book value	(TB)	$ 51,597,000	At June 30, 2012
Pre conversion assets	(A)	$ 495,903,000	At June 30, 2012

Conversion expense	(X)	6.89%	Percent sold	(PCT)	59.41%
ESOP stock purchase	(E)	6.34%	Option % granted	(OP)	9.01%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	19.75%
ESOP term (yrs.)	(T)	20	Option maturity	(OM)	5
RRP amount	(M)	3.17%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 8.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		2.65%			
Investment rate of return, net	(RR)	1.75%			

Formulae to indicate value after conversion:

1. P/CE method: Value = P/CE*CY / ((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 47,000,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 47,000,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 47,000,000

VALUATION CORRELATION AND CONCLUSIONS:

	Exchange Shares Issued	Public Shares Issued	Gross Proceeds of Public Offering	Exchange Ratio	Total Shares Issued	TOTAL VALUE
Midpoint	**2,384,663**	**3,490,338**	**$27,922,700**	**0.7500**	**5,875,000**	**$47,000,000**
Minimum	2,026,963	2,966,787	$23,734,295	0.6375	4,993,750	$39,950,000
Maximum	2,742,362	4,013,888	$32,111,105	0.8625	6,756,250	$54,050,000
Maximum, as adjusted	3,153,716	4,615,971	$36,927,771	0.9919	7,769,688	$62,157,500

EXHIBIT 51

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
United Community Bank/United Community Bancorp
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds (1)	$	23,734,295
Less: Estimated offering expenses		3,068,000
Net offering proceeds	$	20,666,295

2. Generation of Additional Income

Net offering proceeds	$	20,666,295
Less: Stock-based benefit plans (2)		2,255,824
Plus: MHC consolidation		100,000
Net offering proceeds invested	$	18,510,471
Investment rate, after taxes		1.75%
Earnings increase - return on proceeds invested	$	323,748
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		49,628
Less: Stock-based incentive plan expense, net of taxes		99,257
Less: Option expense, net of applicable taxes		84,302
Net earnings increase (decrease)	$	90,562

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 6/30/12	$	1,989,000	$	1,211,000
Net earnings increase (decrease)		90,562		90,562
After conversion	$	2,079,562	$	1,301,562

4. Comparative Pro Forma Net Worth (3)

		Total		Tangible
Before conversion - 6/30/12	$	54,989,000	$	51,597,000
Net cash conversion proceeds		18,510,471		18,510,471
After conversion	$	73,499,471	$	70,107,471

5. Comparative Pro Forma Assets

Before conversion - 6/30/12	$	495,903,000
Net cash conversion proceeds		18,510,471
After conversion	$	514,413,471

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
United Community Bank/United Community Bancorp
At the MIDPOINT

1. Gross Offering Proceeds				
Offering proceeds [1]	$	27,922,700		
Less: Estimated offering expenses		3,239,000		
Net offering proceeds	$	24,683,700		
2. Generation of Additional Income				
Net offering proceeds	$	24,683,700		
Less: Stock-based benefit plans [2]		2,653,896		
Plus: MHC consolidation		100,000		
Net offering proceeds invested	$	22,129,804		
Investment rate, after taxes		1.75%		
Earnings increase - return on proceeds invested	$	387,050		
Less: Estimated cost of ESOP borrowings		0		
Less: Amortization of ESOP borrowings, net of taxes		58,386		
Less: Stock-based incentive plan expense, net of taxes		116,771		
Less: Option expense, net of applicable taxes		99,176		
Net earnings increase (decrease)	$	112,717		
3. Comparative Pro Forma Earnings		Regular		Core
Before conversion - 12 months ended 6/30/12	$	1,989,000	$	1,211,000
Net earnings increase		112,717		112,717
After conversion	$	2,101,717	$	1,323,717
4. Comparative Pro Forma Net Worth [3]		Total		Tangible
Before conversion - 6/30/12	$	54,989,000	$	51,597,000
Net cash conversion proceeds		22,129,804		22,129,804
After conversion	$	77,118,804	$	73,726,804
5. Comparative Pro Forma Assets				
Before conversion - 6/30/12	$	495,903,000		
Net cash conversion proceeds		22,129,804		
After conversion	$	518,032,804		

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
United Community Bank/United Community Bancorp
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	32,111,105
Less: Estimated offering expenses		3,410,000
Net offering proceeds	$	28,701,105

2. Generation of Additional Income

Net offering proceeds	$	28,701,105
Less: Stock-based benefit plans [2]		3,051,984
Plus: MHC consolidation		100,000
Net offering proceeds invested	$	25,749,121
Investment rate, after taxes		1.75%
Earnings increase - return on proceeds invested	$	450,352
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		67,144
Less: Stock-based incentive plan expense, net of taxes		134,287
Less: Option expense, net of applicable taxes		114,050
Net earnings increase (decrease)	$	134,871

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 6/30/12	$	1,989,000	$	1,211,000
Net earnings increase		134,871		134,871
After conversion	$	2,123,871	$	1,345,871

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 6/30/12	$	54,989,000	$	51,597,000
Net cash conversion proceeds		25,749,121		25,749,121
After conversion	$	80,738,121	$	77,346,121

5. Comparative Pro Forma Assets

Before conversion - 6/30/12	$	495,903,000
Net cash conversion proceeds		25,749,121
After conversion	$	521,652,121

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
United Community Bank/United Community Bancorp
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	36,927,771
Less: Estimated offering expenses		3,608,000
Net offering proceeds	$	33,319,771

2. Generation of Additional Income

Net offering proceeds	$	33,319,771
Less: Stock-based benefit plans [2]		3,509,688
Plus: MHC consolidation		100,000
Net offering proceeds invested	$	29,910,083
Investment rate, after taxes		1.75%
Earnings increase - return on proceeds invested	$	523,127
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		77,213
Less: Stock-based incentive plan expense, net of taxes		154,427
Less: Option expense, net of applicable taxes		131,166
Net earnings increase (decrease)	$	160,321

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 6/30/12	$	1,989,000	$	1,211,000
Net earnings increase		160,321		160,321
After conversion	$	2,149,321	$	1,371,321

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 6/30/12	$	54,989,000	$	51,597,000
Net cash conversion proceeds		29,910,083		29,910,083
After conversion	$	84,899,083	$	81,507,083

5. Comparative Pro Forma Assets

Before conversion - 6/30/12	$	495,903,000
Net cash conversion proceeds		29,910,083
After conversion	$	525,813,083

(1) Represents gross proceeds of public offering.
(2) Represents ESOP and stock-based incentive plans..
(3) ESOP and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	United Community		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	21.56 x		16.18%	27.21%
Price/book value	60.94 %	*	(20.52)%	(16.20)%
Price/assets	9.07 %		(0.66)%	(3.79)%
Price/tangible book value	63.75 %		(22.59)%	(14.26)%
Price/core earnings	34.24 x		89.03%	127.02%
Minimum of range:				
Price/earnings	18.52 x		(0.19)%	9.28%
Price/book value	54.35 %	*	(29.11)%	(25.26)%
Price/assets	7.77 %		(14.97)%	(17.64)%
Price/tangible book value	56.98 %		(30.80)%	(23.36)%
Price/core earnings	29.60 x		63.41%	96.26%
Maximum of range:				
Price/earnings	24.54 x		32.22%	44.77%
Price/book value	66.94 %	*	(12.69)%	(7.95)%
Price/assets	10.36 %		13.45%	9.88%
Price/tangible book value	69.88 %		(15.14)%	(6.02)%
Price/core earnings	38.72 x		113.80%	156.78%
Super maximum of range:				
Price/earnings	27.89 x		50.25%	64.51%
Price/book value	73.21 %	*	(4.52)%	0.67%
Price/assets	11.82 %		29.43%	25.36%
Price/tangible book value	76.26 %		(7.39)%	2.56%
Price/core earnings	43.71 x		141.31%	189.82%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North
Dublin, Ohio 43017

614-766-1426
(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in thirty-one states and Washington D.C., extending from Oregon to Maine. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

F. SCOTT O'DONNELL has over thirty-five years of experience in the banking industry and regulatory environment. Mr. O'Donnell's banking career began in 1972 when he worked for a small regional bank in eastern Ohio, serving the bank and its holding company as a senior credit officer, executive vice president and a director. In 1980, Mr. O'Donnell joined the Society Corporation (N.K.A. KeyCorp) in Cleveland, Ohio, starting as an executive officer responsible for credit quality in the affiliate banks. As KeyCorp grew, his responsibilities expanded to include credit policies, board reporting and internal loan review.

In 1999, Mr. O'Donnell was appointed Superintendent of Financial Institutions for the State of Ohio. This position substantially expanded Mr. O'Donnell's responsibilities to include the supervision of savings and loans, credit unions, and various consumer credit organizations as well as banks. During this time, Mr. O'Donnell oversaw the chartering of numerous new banks and the regulatory supervision of banks subject to formal and informal enforcement action, including Memoranda of Understanding, Written Agreements, and Cease and Desist Orders. At the same time, Mr. O'Donnell developed a strong working relationship with federal regulators who shared the supervision of the various financial institutions.

Mr. O'Donnell has been a policy maker in the banks and regulatory agencies in which he worked. This unique combination of experiences well suits him to assist financial institutions that need compliance and regulatory assistance.

Throughout Mr. O'Donnell's career, he has been active in the organizations supporting banking. He has served as a director member of the Conference of Bank Supervisors. He has been a member of the Ohio Bankers League and the Ohio Bankers Association, and continues to work with the Community Bankers Association of Ohio.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

September 6, 2012
Date

Michael R. Keller

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, United Community Bancorp, in the amount of $95,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 4th day of September 2012.

NOTARY PUBLIC

NOTARIAL SEAL STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
12/2/2012